As Filed with the Securities and Exchange Commission on November 18, 1997

                                                     Registration No. 333-32701

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                         PRE-EFFECTIVE AMENDMENT NO. 1
                                    FORM S-6

               FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
                     OF SECURITIES OF UNIT INVESTMENT TRUST
                           REGISTERED ON FORM N-8B-2

                      LIFE OF VIRGINIA SEPARATE ACCOUNT II
                             (Exact name of trust)

                     THE LIFE INSURANCE COMPANY OF VIRGINIA
                              (Name of depositor)
                             6610 West Broad Street
                            Richmond, Virginia 23230
         (Complete address of depositor's principal executive offices)

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Name and complete address of agent for service:   Copy to:
J. Neil McMurdie, Esq.
The Life Insurance Company of Virginia            Stephen E. Roth, Esq.
6610 West Broad Street                            Sutherland, Asbill & Brennan LLP
Richmond, Virginia 23230                          1275 Pennsylvania Avenue, N.W.
                                                  Washington, DC  20004-2404

Approximate date of proposed public offering: As soon as practicable after the effective date of this Registration Statement

Securities Being Offered: Flexible Premium Variable Life Insurance Policies

The Registrant hereby amends this Registration Statement on such dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.



                      LIFE OF VIRGINIA SEPARATE ACCOUNT II

                     THE LIFE INSURANCE COMPANY OF VIRGINIA

                Cross Reference to Items Required by form N-8B-2

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N-8B-2 ITEM                  CAPTION IN PROSPECTUS
-----------                  ---------------------
1                            Cover Page
2                            Cover Page
3                            Not applicable
4                            Sale of the Policies
5                            Separate Account II
6                            Separate Account II
7                            Not applicable
8                            Separate Account II
9                            Litigation
10                           Summary and Diagram of the Policy; Premiums; Allocation Options; Death Benefits; Other
                             Policy Benefits and Provisions; Surrender Benefits; Loan Benefits; Separate Account
                             II; Voting of Fund Shares
11                           Separate Account II; Allocation Options
12                           Separate Account II; Allocation Options
13                           Charges and Deductions
14                           Premiums
15                           Premiums; Allocation Options
16                           Allocation Options
17                           Premiums; Surrender Benefits; Loan Benefits; Requesting Payments and Telephone
                             Transactions
18                           Separate Account II; Allocation Options; Other Policy Benefits and Provisions
19                           Reports to Policy Owners
20                           Separate Account II
21                           Loan Benefits
22                           Not applicable
23                           Life of Virginia
24                           Not applicable
25                           Life of Virginia
26                           Charges and Deductions
27                           Life of Virginia
28                           Life of Virginia
29                           Life of Virginia
30                           Not applicable
31                           Not applicable
32                           Not applicable
33                           Not applicable
34                           Not applicable
35                           Life of Virginia
36                           Not applicable


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N-8B-2 ITEM                  CAPTION IN PROSPECTUS
-----------                  ---------------------
37                           Not applicable
38                           Sale of the Policies
39                           Sale of the Policies
40                           Not Applicable
41                           Sale of the Policies
42                           Not applicable
43                           Not applicable
44                           How Your Policy Account Values Vary
45                           Not applicable
46                           How Your Policy Account Values Vary
47                           Allocation Options
48                           Life of Virginia; Separate Account II; Allocation Options
49                           Not applicable
50                           Separate Account II; Allocation Options
51                           Premiums; Allocation Options; Charges and Deductions; Surrender Benefits
52                           Separate Account II; Allocation Options; Other Policy Benefits and Provisions
53                           Tax Considerations
54                           Not applicable
55                           Hypothetical Illustrations
56                           Not applicable
57                           Not applicable
58                           Not applicable
59                           Financial Statements

                                     PART I

                                PROSPECTUS DATED
                Flexible Premium Variable Life Insurance Policy
                                 Form 1250 9/97

                      LIFE OF VIRGINIA SEPARATE ACCOUNT II
                     The Life Insurance Company of Virginia
                             6610 West Broad Street
                            Richmond, Virginia 23230
                            Telephone (804) 281-6000


         This prospectus describes a flexible premium variable life insurance policy offered by The Life Insurance Company of Virginia. The Policy is designed to provide life insurance protection on the Insured named in the Policy and at the same time provide flexibility to vary the amount and timing of premiums and to change the amount of death benefit payable under the Policy. This flexibility allows you to provide for changing insurance needs under a single insurance policy.

         You may allocate Net Premiums and Account Value to one or more Investment Subdivisions of the Life of Virginia Separate Account II, within certain limits. Each Investment Subdivision invests solely in a corresponding portfolio of the available Funds. Currently, there are nine Funds available under the Policy: the Janus Aspen Series, the Variable Insurance Products Fund, the Variable Insurance Products Fund II, the Variable Insurance Products Fund III, the GE Investments Funds, Inc., the Oppenheimer Variable Account Funds, the Federated Insurance Series, The Alger American Fund, and the PBHG Insurance Series Fund, Inc.

         You can elect one of two Death Benefit Options under the Policy. Under Option A, the Life Insurance Proceeds will equal the greater of (1) the Specified Amount plus the Policy's Account Value, or (2) the Account Value multiplied by the applicable corridor percentage. Under Option B, the Life Insurance Proceeds will equal the greater of (1) the Specified Amount, or (2) the Account Value multiplied by the applicable corridor percentage. Under both options, the Specified Amount and Account Value are determined on the date of the Insured's death. We guarantee that the Life Insurance Proceeds will never be less than the Specified Amount so long as the Policy is in force.

         The Policy provides for a Surrender Value. Because this value is based on the performance of the Funds, to the extent of allocations to Separate Account II, there is no guaranteed Surrender Value or guaranteed minimum Surrender Value. On any given day, the Surrender Value could be more or less than the premiums paid. If the Surrender Value is insufficient to cover the charges due under the Policy, the Policy will lapse without value. However, the Policy will not lapse during the Continuation Period, regardless of the sufficiency of the Surrender Value, so long as the Net Total Premium is at least equal to the Continuation Amount.

         The Policy also provides for Policy loans and permits partial surrenders within limits. In addition, you can elect dollar-cost averaging or portfolio rebalancing programs.

             THIS PROSPECTUS SHOULD BE READ CAREFULLY AND RETAINED
             FOR FUTURE REFERENCE. PROSPECTUSES FOR THE FUNDS MUST
                ACCOMPANY THIS PROSPECTUS AND SHOULD BE READ IN
                       CONJUNCTION WITH THIS PROSPECTUS.

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
         SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITIES AND
            EXCHANGE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY
          OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

           INTERESTS IN THE POLICIES AND FUNDS ARE NOT DEPOSITS WITH,
             OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY ANY BANK
             OR BANK AFFILIATE, AND ARE NOT INSURED BY THE FEDERAL
               DEPOSIT INSURANCE CORPORATION (FDIC), THE FEDERAL
                 RESERVE BOARD OR ANY OTHER GOVERNMENT AGENCY.


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                                TABLE OF CONTENTS


                                                   Page                                                Page
                                                   ----                                                -----
SUMMARY AND DIAGRAM OF                                    HYPOTHETICAL ILLUSTRATIONS
     THE POLICY                                           REQUESTING PAYMENTS AND
     Fund Charges                                             TELEPHONE TRANSACTIONS
DEFINITIONS                                                   Requesting Payments
PREMIUMS                                                      Telephone Transactions
     Applying for a Policy                                OTHER POLICY BENEFITS AND
     Free Look Right to Cancel                                PROVISIONS
     Premiums                                                 Exchange Privilege
     Periodic Premium Plan                                    Optional Payment Plans
     Premium to Prevent Lapse                                 Other Policy Provisions
     Minimum Premium Payment                                  Owner
     Death Benefit Guarantee                                  Beneficiary
     Crediting Premium to the Policy                          Reinstatement
ALLOCATION OPTIONS                                            Trustee
     Net Premium Allocations                                  Other Changes
     Investment Subdivisions                                  Reports
     Transfers                                                Change of Owner
     Dollar-Cost Averaging                                    Supplemental Benefits
     Portfolio Rebalancing                                    Using the Policy as Collateral
     Powers of Attorney                                       Reinsurance
CHARGES AND DEDUCTIONS                                    LIFE OF VIRGINIA
     Premium Charge                                           The Life Insurance Company of Virginia
     Mortality and Expense Risk                               State Regulation
         Charge                                               Executive Officers and Directors
     Monthly Deduction                                        Separate Account II
     Surrender Charge                                         Changes to Separate Account II
     Cost of Insurance                                        Voting of Fund Shares
     Other Charges                                        TAX CONSIDERATIONS
     Reduction of Charges for Group Sales                     Tax Status of the Policy
HOW YOUR ACCOUNT VALUE VARIES                                 Tax Treatment of Policy Proceeds
     Account Value                                            Tax Treatment of Policy Loans
     Surrender Value                                            and Other Distributions
     Investment Subdivision Values                            Taxation of Life of Virginia
DEATH BENEFITS                                                Income Tax Withholding
     Amount of Death Benefit Payable                          Other Considerations
     Death Benefit Options                                LEGAL DEVELOPMENTS -
     Changing the Death Benefit Option                        REGARDING EMPLOYMENT
       Accelerated Benefit Rider                              RELATED BENEFIT PLANS
     Effect of Partial Surrenders on                      ADDITIONAL INFORMATION
       Life Insurance Proceeds                                Sale of Policies
     Change in Existing Coverage                              Other Information
     Changing the Beneficiary                                 Litigation
LOAN BENEFITS                                                 Legal Matters
     Interest                                                 Experts
     Repayment of Policy Debt                                 Change in Auditors
     Effect of Policy Loan                                    Financial Statements
SURRENDER BENEFITS
     Full Surrender
     Partial Surrender




This prospectus does not constitute an offering in any jurisdiction in which such offering may not be lawfully made. No person is authorized to make any representations in connection with this offering other than those representations contained in this prospectus and the Fund prospectuses and Statements of Additional Information.

SUMMARY AND DIAGRAM OF THE POLICY

The following summary of prospectus information and diagram of the important features of the Policy should be read in conjunction with the more detailed information appearing elsewhere in this prospectus. Unless otherwise indicated, the description of the Policy in this prospectus assumes that the Policy is in force and there is no Policy Debt. Definitions of certain terms used in this prospectus may be found by referring to the DEFINITIONS section immediately following the diagram.

        Purpose of the Policy. The Policy is designed to provide insurance benefits with a long-term investment element. The Policy should be considered in conjunction with your other insurance. It may not be advantageous to replace existing insurance with the Policy.

        Comparison with Universal Life Insurance. The Policy is similar in many ways to universal life insurance. As with universal life insurance: the Owner pays premiums for insurance coverage on the Insured; the Policy provides for the accumulation of Surrender Value that is payable if the Policy is surrendered during the Insured's lifetime; and the Surrender Value may be substantially lower than the premiums paid. However, the Policy differs from universal life insurance in that the Surrender Value may decrease if the investment performance of the Investment Subdivisions to which Account Value is allocated is sufficiently adverse. If the Surrender Value becomes insufficient to cover charges when due and the Continuation Period is not in effect, the Policy will lapse without value after a grace period. See "Premium to Prevent Lapse."

         Tax Considerations. We intend for the Policy to satisfy the definition of a life insurance contract under section 7702 of the Internal Revenue Code of 1986, as amended (the "Code"). Under certain circumstances, a Policy could be treated as a "modified endowment contract." We will monitor Policies and will attempt to notify you on a timely basis if your Policy is in jeopardy of becoming a modified endowment contract. For further discussion of the tax status of a Policy and the tax consequences of being treated as a life insurance contract or a modified endowment contract, see the "TAX CONSIDERATIONS" section below.

         Free Look Right to Cancel. For a limited time after the Policy is issued, you have the right to cancel your Policy and receive the sum of all charges deducted from premiums paid plus Net Premiums adjusted by investment gains and losses or, if required by state law, a full refund of all premiums paid. See "Free Look Right to Cancel" and "Net Premium Allocations."

         Inquiries. If you have any questions, you may write or call our Home Office at 6610 West Broad Street, Richmond, Virginia 23230, (804) 281-6000.

                               DIAGRAM OF POLICY
--------------------------------------------------------------------------------

                                    PREMIUMS

o You select a premium payment plan. You are not required to pay premiums according to the plan, but may vary the frequency and amount, within limits, and can skip planned premiums. See "Periodic Premium Plan."

o Premium amounts depend on the Insured's Age, sex (where applicable), risk class, Specified Amount selected, and any supplemental benefit riders. See "Premiums."

o    Unscheduled premium payments may be made, within limits.  See "Premiums."

o Under certain circumstances, extra premiums may be required to prevent lapse. See "Premium to Prevent Lapse."

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                            DEDUCTION FROM PREMIUMS

o Currently, a 3% premium charge (5% maximum) is deducted from each premium before allocation to an Investment Subdivision resulting in a Net Premium. A premium charge will not be assessed against the policy loan portion of a premium received from the rollover of a life insurance policy. See "Premium Charge."

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                           ALLOCATION OF NET PREMIUMS

o You direct the allocation of Net Premiums among up to seven of the Investment Subdivisions of Separate Account II. For states that require the refund of premiums during the free look period, we will allocate Net Premiums to the Money Market Investment Subdivision for 15 days, then to your designated Investment Subdivisions. See "Net Premium Allocations" for rules and limits.

o The Investment Subdivisions invest in corresponding portfolios of the following Funds:


        Janus Aspen Series                                  GE Investments Funds, Inc. (Continued)
           Growth Portfolio                                     Total Return Fund
           Aggressive Growth Portfolio                          International Equity Fund
           International Growth Portfolio                       Real Estate Securities Fund
           Worldwide Growth Portfolio                           Global Income Fund
           Balanced Portfolio                                   Value Equity Fund
           Flexible Income Portfolio                            Income Fund
           Capital Appreciation Portfolio                   Oppenheimer Variable Account Funds
        Variable Insurance Products Fund                        Oppenheimer Bond Fund
           Equity-Income Portfolio                              Oppenheimer Capital Appreciation Fund
           Overseas Portfolio                                   Oppenheimer Growth Fund
           Growth Portfolio                                     Oppenheimer High Income Fund
           Variable Insurance Products Fund II                  Oppenheimer Multiple Strategies Fund
           Asset Manager Portfolio                          Federated Insurance Series
           Contrafund Portfolio                                 Federated American Leaders Fund II
        Variable Insurance Products Fund III                    Federated Utility Fund II
           Growth & Income Portfolio                            Federated High Income Bond Fund II
           Growth Opportunities Portfolio                   The Alger American Fund
        GE Investments Funds, Inc.                              Alger American Growth Portfolio
           S&P 500 Index Fund                                   Alger American Small Capitalization Portfolio
           Money Market Fund                                PBHG Insurance Series Fund, Inc.
                                                                PBHG Growth II Portfolio
                                                                PBHG Large Cap Growth Portfolio
See "Investment Subdivisions Options."

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                             DEDUCTIONS FROM ASSETS

o Management fees and other expenses are deducted from the assets of each Fund. See "Fund Charges."

o A daily mortality and expense risk charge at a current effective annual rate of 0.70% (maximum effective annual rate of 0.90%) is deducted from assets in the Investment Subdivisions. See "Mortality and Expense Risk Charge."

o A monthly deduction is made each month from the Account Value for (1) the cost of insurance, (2) a current monthly policy charge of $12 in the first policy year and $6 per month thereafter (it cannot exceed $12 per month), and
   (3) supplemental benefit charges. The monthly deduction will also include the increase charge for the first month following an increase in the Specified Amount. See "Monthly Deduction."

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                 ACCOUNT VALUE

o Account Value is the total amount under the Policy in each Investment Subdivision and the General Account. See "Account Value" and "Investment Subdivision Account Value."

o Account Value serves as the starting point for calculating certain values under a Policy, such as the Surrender Value and the Life Insurance Proceeds. Account Value varies from day to day to reflect investment experience of the Investment Subdivisions, charges deducted and other Policy transactions (such as Policy loans, transfers and partial surrenders.) See "HOW YOUR ACCOUNT VALUE VARIES."

o Account Value can be transferred among the Investment Subdivisions. A $10 transfer processing fee applies to each transfer made after the first transfer in a Policy Month. See "Transfers" for rules and limits. Policy loans reduce the amount available for allocations and transfers.

o There is no minimum guaranteed Account Value. During the Continuation Period, the Policy will lapse if the Surrender Value is insufficient to cover the monthly deduction and the Net Total Premium is less than the Continuation Amount. After the Continuation Period, the Policy will lapse if the Surrender Value is insufficient to cover the monthly deduction. See "Premium to Prevent Lapse."
--------------------------------------------------------------------------------


-----------------------------------------------------              ----------------------------------------------------
                     CASH BENEFITS                                                   DEATH BENEFITS

o    Policy loans are available for amounts up to                  o    The minimum Specified Amount available is
     90% of Account Value less any Surrender                            $100,000.
     Charges, less any Policy Debt.  See "LOAN                     o    A death benefit is available under one of two
     BENEFITS" for discussion of interest on Policy                     options: Option A (greater of Specified
     loans and additional rules and limits.  See                        Amount plus Account Value, or a specified
     also "TAX CONSIDERATIONS."                                         percentage of Account Value); or Option B
o    Partial surrenders are available under the                         (greater of Specified Amount, or a specified
     Policy. The minimum partial surrender amount                       percentage of Account Value).  See "DEATH
     is $500, and a fee equal to the lesser of $25                      BENEFITS."
     or 2% of the  amount of the partial surrender                 o    A death benefit is payable as a lump sum or
     will apply to each Partial Surrender.  See                         under a variety of payment options.
     "Partial Surrender" for rules and limits.                     o    The Specified Amount and the Death Benefit
o    The Policy can be surrendered at any time for                      Option may be changed.  See "Change in
     its Surrender Value (Account Value minus                           Existing Coverage" and "Changing the Death
     Policy Debt and minus any applicable surrender                     Benefit Option" for rules and limits.
     charge).  A surrender charge will apply during                o    During the Continuation Period, the death
     the first 15 Policy Years.  See "Full                              benefit guarantee keeps the Policy in force
     Surrender" and "Surrender Charge."                                 regardless of the sufficiency of Surrender
o    A variety of payment options are available.                        Value so long as Net Total Premium is at
     See "Requesting Payments."                                         least equal to the Continuation Amount.  See
                                                                        "Death Benefit Guarantee."
-----------------------------------------------------              ----------------------------------------------------

         Fund Charges. The fees and expenses for each of the Funds (as a percentage of net assets) for the most recent fiscal year are set forth in the following table. For more information on these fees and expenses, see the prospectuses for the Funds which accompany this prospectus.



                                                       Management
                                                          Fees
                                                       (after fee           Other Expenses
                                                       waiver as        (after reimbursement-         Total Annual
         Fund                                         applicable)           as applicable)              Expenses
         ----                                         -----------        --------------------         ------------
Janus Aspen Series:
   Growth Portfolio                                      0.65%                  0.04%                     0.69%
   Aggressive Growth Portfolio                           0.72%                  0.04%                     0.76%
   International Growth Portfolio                        0.05%                  1.21%                     1.26%
   Worldwide Growth Portfolio                            0.66%                  0.14%                     0.80%
   Balanced Portfolio                                    0.79%                  0.15%                     0.94%
   Flexible Income Portfolio                             0.65%                  0.19%                     0.84%
   Capital Appreciation Portfolio *                      0.75%                  0.30%                     1.05%
Variable Insurance Products Fund:
   Equity-Income Portfolio                               0.51%                  0.07%                     0.58%
   Overseas Portfolio                                    0.76%                  0.17%                     0.93%
   Growth Portfolio                                      0.61%                  0.08%                     0.69%
Variable Insurance Products Fund II:
   Asset Manager Portfolio                               0.64%                  0.10%                     0.74%
   Contrafund Portfolio                                  0.61%                  0.13%                     0.74%
Variable Insurance Products Fund III:
   Growth and Income Portfolio                           0.50%                  0.20%                     0.70%
   Growth Opportunities Portfolio                        0.61%                  0.16%                     0.77%
GE Investments Funds, Inc.:
   S&P 500 Index Fund                                    0.35%                  0.13%                     0.48%
   Money Market Fund                                     0.10%                  0.05%                     0.15%
   Total Return Fund                                     0.50%                  0.10%                     0.60%
   International Equity Fund                             1.00%                  0.50%                     1.50%
   Real Estate Securities Fund                           0.85%                  0.22%                     1.07%
   Global Income Fund *                                  0.60%                  0.30%                     0.90%
   Value Equity Fund *                                   0.65%                  0.26%                     0.91%
    Income Fund*                                         0.50%                  0.13%                     0.63%
Oppenheimer Variable Account Funds:
   Oppenheimer Bond Fund                                 0.74%                  0.04%                     0.78%
   Oppenheimer Capital Appreciation Fund                 0.72%                  0.03%                     0.75%
   Oppenheimer Growth Fund                               0.75%                  0.04%                     0.79%
   Oppenheimer High Income Fund                          0.75%                  0.06%                     0.81%
   Oppenheimer Multiple Strategies Fund                  0.73%                  0.04%                     0.77%
Federated Insurance Series:
   Federated American Leaders Fund II                    0.53%                  0.32%                     0.85%
   Federated Utility Fund II                             0.24%                  0.61%                     0.85%
   Federated High Income Bond Fund II                    0.01%                  0.79%                     0.80%
The Alger American Fund:
   Alger American Growth Portfolio                       0.75%                  0.04%                     0.79%
   Alger American Small Capitalization Portfolio         0.85%                  0.03%                     0.88%
PBHG Insurance Series Fund, Inc.:
   Growth II Portfolio *                                 0.85%                  0.30%                     1.15%
   Large Cap Growth Portfolio *                          0.72%                  0.38%                     1.10%

* The Global Income Fund, Value Equity Fund and Income Fund of the GE Investments Funds, Inc., the Capital Appreciation Portfolio of the Janus Aspen Series, and the Growth II Portfolio and Large Cap Growth Portfolio of the PBHG Insurance Series Fund, Inc. had not yet commenced operations as of December 31, 1996. Therefore, the fees and expenses for these portfolios are estimates.

Other Policies
We offer other variable life insurance policies which also invest in the same portfolios of the Funds. These Policies may have different charges that could affect the value of the Investment Subdivisions and may offer different benefits more suitable to your needs. To obtain more information about these policies, contact your agent, or call (800) 352-9910.

  The purpose of these tables is to assist the Owner in understanding the various costs and expenses that an Owner will bear, directly and indirectly. Except as noted below, the Tables reflect charges and expenses of Account II as well as the underlying Funds for the most recent fiscal year. For more information on the charges described in these Tables see Charges and Deductions and the Prospectuses for the underlying Funds which accompany this Prospectus. In addition to the expenses listed above, premium taxes varying from 0 to 3.5% may be applicable.

  The expense information regarding the Funds was provided by those Funds. The Variable Insurance Products Fund, Variable Insurance Products Fund II, Variable Insurance Products Fund III, Oppenheimer Variable Account Funds, Janus Aspen Series, Federated Insurance Series, The Alger American Fund, PBHG Insurance Series Fund, Inc. and their investment advisers are not affiliated with Life of Virginia. While Life of Virginia has no reason to doubt the accuracy of these figures provided by these non-affiliated Funds, Life of Virginia has not independently verified such information. The annual expenses listed for all the Funds are net of certain reimbursements by the Funds' investment advisers. Life of Virginia cannot guarantee that the reimbursements will continue.

  Absent certain reimbursements and reductions that are reflected in the table, the total annual expenses of the portfolios of the Variable Insurance Products Fund during 1996 would have been 0.56% for VIP Equity-Income Portfolio, 0.67% for VIP Growth Portfolio and O.92% for VIP Overseas Portfolio.

  Absent certain reimbursements and reductions that are reflected in the table, the total annual expenses of the portfolios of the Variable Insurance Products Fund II during 1996 would have been 0.73 for VIP Asset Manager Portfolio and 0.71% for VIP Contrafund Portfolio.

  Absent certain reimbursements and reductions that are reflected in the table, the total annual expenses of the portfolios of the Variable Insurance Products Fund III during 1996 would have been 0.77% for VIP Growth Opportunities Portfolio.

  GE Investment Management Incorporated currently serves as investment adviser to GE Investments Funds, Inc. (formerly Life of Virginia Series Fund, Inc.). Prior to May 1, 1997, Aon Advisors, Inc. served as investment adviser to this Fund and had agreed to reimburse the Fund for certain expenses of each of the Fund's portfolios. Absent certain fee waivers or reimbursements, the total annual expenses of the portfolios of GE Investments Funds, Inc. during 1996 would have been 0.55% for Money Market Fund, 0.48% for S&P 500 Index Fund, 0.60% for Total Return Fund, 1.07% for Real Estate Securities Fund, 1.56% for International Equity Fund. The Other Expenses for the Global Income Fund, the Value Equity Fund and the Income Fund are estimates by the Fund since these portfolios were recently organized and have no operating history, and actual expenses may be greater or less than those shown.

  Absent reimbursements, the total annual expenses of the portfolios of the Janus Aspen Series during 1996 would have been .83% for Growth Portfolio, .83% for Aggressive Growth Portfolio, 0.91% for Worldwide Growth Portfolio, 2.21% for International Growth Portfolio, and 1.07% for Balanced Portfolio. The Other Expenses listed for the Capital Appreciation Portfolio of Janus Aspen Series are estimates provided by the Fund because the portfolio had not yet commenced operations as of December 31, 1996. The total expenses absent fee waivers are estimated to be 1.30%.

  Absent certain fee waivers or reimbursements, the total annual expenses of the portfolios of the Federated Insurance Series during 1996 would have been 1.36% for Federated Utility Fund II, 1.39% for Federated High Income Bond Fund II, and 1.07% for Federated American Leaders Fund II.

  The Other Expenses listed for the Growth II Portfolio and Large Cap Growth Portfolio of PBHG Insurance Series Fund, Inc. are estimates provided by the Fund because the portfolios were recently organized and have a brief operating history. Actual expenses may be greater or less than those shown.

DEFINITIONS

Account Value - Account Value is the total amount under the Policy in each Investment Subdivision and the General Account.

Age - The age on the Insured's birthday nearest the Policy Date or a Policy Anniversary.

Attained Age - The Insured's Age on the Policy Date plus the number of full years since the Policy Date.

Beneficiary - The person or entity designated by you to receive the death benefit payable at the death of the Insured.

Continuation Amount - A cumulative amount set forth on the policy data pages for each month of the Continuation Period representing the minimum Net Total Premium required to keep the Policy in force during the Continuation Period.

Continuation Period - The first 10 Policy years during which the Policy will not lapse if the Net Total Premium is at least equal to the Continuation Amount for the number of Policy Months that the Policy has been in force.

Eligible Proceeds - Total Proceeds subject to a maximum of $250,000 from of all our policies or certificates covering the Insured.

Fund - Any open-end management investment company, or unit investment trust, in which Separate Account II invests.

General Account - Assets of Life of Virginia other than those allocated to Separate Account II or any of our other separate accounts.

Home Office - Life of Virginia's offices at 6610 West Broad Street, Richmond, Virginia 23230, 1-804-281-6000.

Insured - The person upon whose life the Policy is issued.

Investment Subdivision - A subdivision of Separate Account II, the assets of which are invested exclusively in a corresponding Fund.

Life Insurance Proceeds - The amount payable upon the death of the Insured. The Life Insurance Proceeds will be reduced by outstanding Policy Debt and past due charges, if any, to determine the death benefit payable under the Policy.

Life of Virginia - The Life Insurance Company of Virginia. "We," "us," or "our" refers to Life of Virginia.

Monthly Anniversary Day - The same day in each month as the Policy Date.

Net Premium - The portion of each premium paid allocated to one or more Investment Subdivision, and used in determining the Account Value.

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Net Premium Factor - The factor used in determining the Net Premium which represents a deduction from each premium paid.

Net Total Premium - On any date, Net Total Premium equals the total of all premiums paid to that date less (a) divided by (b), where:

         (a) is any outstanding Policy Debt, plus the sum of any partial surrenders to date; and

         (b) is the Net Premium Factor.

Optional Payment Plan - A plan under which Life Insurance Proceeds or Surrender Value proceeds can be used to provide a series of periodic payments to you or a Beneficiary.

Owner - The Owner of the Policy. "You" or "your" refers to the Owner. Contingent Owners may also be named.

Planned Periodic Premium - A level premium amount scheduled for payment at fixed intervals over a specified period of time.

Policy - The Policy with any attached application(s), and any riders and endorsements.

Policy Date - The date as of which the Policy is issued and as of which it becomes effective. Policy Years and Anniversaries are measured from the Policy Date.

Policy Debt - The amount of outstanding loans plus accrued interest.

Policy Month - A one-month period beginning on a Monthly Anniversary Day and ending on the day immediately preceding the next Monthly Anniversary Day.

Separate Account II - The segregated asset account of Life of Virginia to which Net Premiums are allocated.

Specified Amount - An amount used in determining the insurance coverage on an insured life.

Surrender Value - The amount payable to you upon surrender of the Policy.

Total Proceeds - Life Insurance Proceeds plus any additional term insurance on a terminally ill Insured added to the Policy by rider, not including the Children's Insurance Rider. Total proceeds will not include any proceeds payable under the Accidental Death Benefit Rider or any proceeds payable under the Policy or any additional term insurance rider on the Insured that would expire within 24 months of the date we receive proof of terminal illness. No adjustment to the Total Proceeds will be made for any Policy Debt, but adjustments will be made for any misstatement of age or sex of a terminally ill Insured.

Unit Value - Unit of measure used to calculate the Account Value for each Investment Subdivision.

Valuation Day - For each Investment Subdivision, each day on which the New York Stock Exchange is open for business except for days that the Investment Subdivision's corresponding Fund does not value its shares.

Valuation Period - The period that starts at the close of regular trading on the New York Stock Exchange on any Valuation Day and ends at the close of regular trading on the next succeeding Valuation Day.


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PREMIUMS

         Applying for a Policy. To purchase a Policy, you must complete an application and submit it to us at our Home Office at 6610 West Broad Street, Richmond, VA 23230. You also must pay an initial premium of a sufficient amount. See "Premiums," below. Your initial premium can be submitted with your application or at a later date. Coverage becomes effective as of the Policy Date.

         Generally, we will issue a Policy covering an Insured up to Age 85 if evidence of insurability satisfies our underwriting rules. Required evidence of insurability may include, among other things, a medical examination of the Insured. We may, in our sole discretion, issue a Policy covering an Insured over Age 85. We reserve the right not to accept an application for any lawful reason.

         Free Look Right to Cancel. During your "free-look" period, you may cancel your Policy and receive a refund of all charges deducted from premiums paid, plus the Net Premiums allocated to Separate Account II adjusted for investment gains and losses. Some states require the refund of all premiums paid. Generally, the free look period expires 10 days after you receive your Policy. Some states may require a longer period. If you decide to cancel the Policy, you must return it by mail or other delivery to us or to our authorized agent. Immediately after mailing or delivery, the Policy will be deemed void from the beginning.

         Premiums. The premium amounts sufficient to fund a Policy depend on a number of factors, such as the Age, sex (where appropriate) and risk class of the proposed Insured, the desired Specified Amount, any supplemental benefits, and investment performance of the Investment Subdivisions. After the initial premium is paid, unscheduled premium payments may be paid in any amount and at any time. We reserve the right, however, to limit the number and amount of any unscheduled premium payment. Additionally, total premiums paid may not exceed guideline premium limitations for life insurance set forth in the Code. We reserve the right to reject any premium, or portion thereof, that would result in the Policy being disqualified as life insurance under the Code and will refund any rejected premium along with any interest accrued thereon. In addition, we will monitor Policies and will attempt to notify you on a timely basis if your Policy is in jeopardy of becoming a modified endowment contract under the Code. See "TAX CONSIDERATIONS."

         Periodic Premium Plan. When you apply for a Policy, you select a periodic premium payment plan. You may choose to send premiums directly to us either annually, semi-annually, or quarterly. You can also arrange for annual, semi-annual, quarterly or monthly premium payments to be paid via automatic deduction from your bank account or a similar account acceptable to us. You are not required to pay premiums in accordance with this premium plan; rather, you can pay more or less than planned or skip a planned premium payment entirely. You can change the amount of planned premiums and payment arrangements, or switch between frequencies, whenever you want by providing satisfactory written or telephone instructions to our Home Office, which will be effective upon our receipt of the instructions. Depending on the Account Value at the time of an increase in the Specified Amount and the amount of the increase requested, a change in your periodic premium payments may be advisable. See "Change in Existing Coverage."

         Premium to Prevent Lapse. Failure to make a planned premium payment will not automatically cause a Policy to lapse. Generally, a Policy will lapse if the Surrender Value is not sufficient to cover the monthly deduction when due. However, a Policy will not lapse during the Continuation Period, regardless of the sufficiency of the Surrender Value, so long as the Net Total Premium is at least equal to the Continuation Amount. See "Monthly Deduction." If additional premium is necessary to prevent a Policy from lapsing, we will mail to you notice of the amount required to be paid to keep the Policy in force, and you will have a 61-day grace period from the date we mail the notice to make the required premium payment.

         Your Policy will remain in effect during the grace period. If the Insured should die during the grace period before the required premium is paid, the death benefit will still be payable to the Beneficiary, although the amount of the Life Insurance Proceeds will be reduced by the amount of premium that would have been required to keep the Policy in force. See "DEATH BENEFITS -- Amount of Death Benefit Payable." If the required premium has not been paid before the grace period ends, your Policy will lapse. It will have no value and no benefits will be payable. But see "Death Benefit Guarantee" and "Reinstatement" for a mention of your reinstatement rights.

         A grace period also may begin if Policy Debt on any Monthly Anniversary Day exceeds the Account Value less any applicable surrender charges. See "Effect of Policy Loan" for details.

         Minimum Premium Payment. Generally, the minimum amount of premium we will accept in connection with a periodic premium payment plan is $20 ($15 for payments made via automatic deduction from your bank or similar account). Notwithstanding payment of this minimum amount, a Policy may lapse. See "Premium to Prevent Lapse." For purposes of the minimum premium payment requirements, any payment is deemed a planned periodic premium if it is received within 30 days (before or after) of the scheduled date for a planned periodic premium payment and the percentage difference between the planned amount and the actual payment amount is not more than 10%. All other premium payments will be deemed unscheduled premium payments.

         Death Benefit Guarantee. On any Monthly Anniversary Day during the Continuation Period (the first 10 Policy Years) so long as the Net Total Premium is at least equal to the Continuation Amount for your Policy, the Policy will remain in force, regardless of the sufficiency of Surrender Value to cover the monthly deduction. At the end of the Continuation Period, you may, however, have to make an additional premium payment to keep the Policy in force. See "Premium to Prevent Lapse."

         An increase in Specified Amount will increase the Continuation Amounts. Any termination and subsequent reinstatement of the Policy will reduce the Continuation Amounts. Notwithstanding termination and reinstatement, the Continuation Period will be as though the Policy had been in effect continuously from its original Policy Date. See "Reinstatement."

         Crediting Premium to the Policy. Your initial premium payment will be credited to the Policy on the Policy Date. Any subsequent premium payment (see "Net Premium Allocations," below) will be credited to the Policy on the Valuation Day it is received at our Home Office.

ALLOCATION OPTIONS

         Net Premium Allocations. When you apply for a Policy, you specify the percentage of Net Premium to be allocated to each Investment Subdivision. You may not allocate your Net Premiums and Account Value to more than seven Investment Subdivisions at any given time. You can change the allocation percentages at any time by sending satisfactory written instructions to our Home Office. The change will apply to all premiums received with or after we receive your instructions. Net Premium allocations must be in percentages totaling 100%, and each allocation percentage must be a whole number of at least 1%.

         In general, during the free look period Net Premiums will be allocated to the Investment Subdivisions based on the Net Premium allocation percentages specified in the application. However, for states requiring the refund of premiums during the free look period, all Net Premiums will be allocated to the Investment Subdivision investing in the Money Market Fund of GE Investments Funds. Fifteen days following this allocation, the Account Value is transferred to the Investment Subdivisions based on the Net Premium allocation percentages selected by you. See "How Your Policy Account Values Vary."

         Investment Subdivisions. Separate Account II currently invests in nine series-type mutual funds. Each of the Funds currently available under the Policy is registered with the Securities and Exchange Commission ("SEC") as a diversified open-end management investment company under the Investment Company Act of 1940, as amended (the "1940 Act"). There are currently thirty-four Investment Subdivisions available under the Policy. Each Investment Subdivision invests exclusively in a designated investment portfolio of one of the Funds. The assets of each portfolio are separate from other portfolios of that Fund and each portfolio has separate investment objectives and policies. As a result, each portfolio operates as a separate investment portfolio and the investment performance of one portfolio has no effect on the investment of any other portfolio. Some of the Funds may, in the future, activate additional portfolios.

         Before choosing the Investment Subdivisions to allocate your Net Premium and Account Value, carefully read the individual prospectuses for the Funds, along with this prospectus. The investment objectives of each of the portfolios are summarized below. There is no assurance that these objectives will be met.

         Janus Aspen Series. The Janus Aspen Series has seven portfolios that are currently available under the Policy: Growth Portfolio, Aggressive Growth Portfolio, Worldwide Growth Portfolio, International Growth Portfolio, Balanced Portfolio, Flexible Income PortfolioJanus Aspen Series. The Janus Aspen Series has seven portfolios that are currently available under the Policy: Growth Portfolio, Aggressive Growth Portfolio, Worldwide Growth Portfolio, International Growth Portfolio, Balanced Portfolio, Flexible Income Portfolio and Capital Appreciation Portfolio.

         Growth Portfolio has the investment objective of long-term capital growth in a manner consistent with the preservation of capital. The Growth Portfolio is a diversified portfolio that pursues its objectives by investing in common stocks of companies of any size. Generally, this Portfolio emphasizes larger, more established issuers.

         Aggressive Growth Portfolio has the investment objective of long-term growth of capital. The Aggressive Growth Portfolio is a non-diversified portfolio that will seek to achieve its objective by normally investing at least 50% of its equity assets in securities issued by medium-sized companies.

         Worldwide Growth Portfolio has the investment objective of long-term growth of capital in a manner consistent with the preservation of capital. The Worldwide Growth Portfolio will seek to achieve its objective by investing in a diversified portfolio of common stocks of foreign and domestic issuers of all sizes. The Portfolio normally invests in issuers from at least five different countries including the United States.

         International Growth Portfolio has the investment objective of long-term growth of capital. The International Growth Portfolio will seek to achieve its objective primarily through investments in common stocks of issuers located outside the United States. The Portfolio normally invests at least 65% of its total assets in securities of issuers from at least five different countries, excluding the United States.

         Balanced Portfolio has the investment objective of long-term growth of capital, consistent with the preservation of capital and balanced by current income. The Portfolio normally invests 40-60% of its assets in securities selected primarily for their growth potential and 40-60% of its assets in securities selected primarily for their income potential.

         Flexible Income Portfolio has the investment objective of seeking to obtain maximum total return, consistent with preservation of capital. Total return is expected to result from a combination of income and capital appreciation. The Portfolio pursues its objectives primarily by investing in any type of income-producing securities. This Portfolio may have substantial holdings of lower-rated debt securities or "junk" bonds. The risks of investing in junk bonds are described in the prospectus for the Janus Aspen Series, which should be read carefully before investing.

         Capital Appreciation Portfolio is a nondiversified portfolio that has the investment objective of seeking long-term growth of capital. It pursues its objective by investing primarily in common stocks of issuers of any size.

         Janus Capital Corporation serves as investment adviser to the portfolios of Janus Aspen Series.

         Variable Insurance Products Fund. Variable Insurance Products Fund has three portfolios that are currently available under the Policy: Variable Insurance Products Fund. Variable Insurance Products Fund has three portfolios that are currently available under the Policy: VIP Equity-Income Portfolio, VIP Growth Portfolio, and VIP Overseas Portfolio.

         VIP Equity-Income Portfolio seeks reasonable income by investing primarily in income-producing equity securities. In choosing these securities, the portfolio will also consider the potential for capital appreciation. The portfolio's goal is to achieve a yield which exceeds the composite yield on the securities comprising the Standard & Poor's Composite Index of 500 Stocks.

         VIP Growth Portfolio seeks to achieve capital appreciation. The portfolio normally purchases common stocks, although its investments are not restricted to any one type of security. Capital appreciation may also be found in other types of securities, including bonds and preferred stocks.

         VIP Overseas Portfolio seeks long-term growth of capital primarily through investments in foreign securities. The portfolio provides a means for investors to diversify their own portfolios by participating in companies and economies outside of the United States.

         Fidelity Management & Research Company serves as investment adviser to the Variable Insurance Products Fund.

         Variable Insurance Products Fund II. Variable Insurance Products Fund II has two portfolios that are currently available under the PolicVariable Insurance Products Fund II. Variable Insurance Products Fund II has two portfolios that are currently available under the Policy: VIP Asset Manager Portfolio and VIP Contrafund Portfolio.

         VIP Asset Manager Portfolio seeks high total return with reduced risk over the long-term by allocating its assets among domestic and foreign stocks, bonds and short-term fixed income instruments.

         VIP Contrafund Portfolio seeks capital appreciation by investing mainly in equity securities of companies believed to be undervalued or out-of favor.

         Fidelity Management & Research Company serves as investment adviser to the Variable Insurance Products Fund II.

         Variable Insurance Products Fund III. Variable Insurance Products Fund III has two portfolios that are currently available under the Policy: VIP Growth & Income Portfolio and VIP Growth Opportunities Portfolio.

         VIP Growth & Income Portfolio seeks high total return through a combination of current income and capital appreciation by investing mainly in equity securities.

         VIP Growth Opportunities Portfolio seeks capital growth by investing primarily in common stock and securities convertible to common stock.

         Fidelity Management & Research Company serves as investment adviser to the Variable Insurance Products Fund III.

         GE Investments Funds, Inc. GE Investments Funds, Inc. ("GE Investments Funds") has eight portfolios that are currently available under the Policy:
Money Market Fund, S&P 500 Index Fund, Total Return Fund, International Equity Fund, Real Estate Securities Fund, Global Income Fund, Value Equity Fund and Income Fund are available to Owners through Separate Account II.

         Money Market Fund has the investment objective of providing the highest level of current income as is consistent with high liquidity and safety of principal by investing in high quality money market securities.

         S&P 500 Index Fund has the investment objective of providing capital appreciation and accumulation of income that corresponds to the investment return of the Standard & Poor's 500 Composite Stock Price Index, through investment in common stocks traded on the New York Stock Exchange, the American Stock Exchange and, to a limited extent, in the over-the-counter markets.

         Total Return Fund has the investment objective of providing the highest total return, composed of current income and capital appreciation, as is consistent with prudent investment risk by investing in common stocks, bonds and money market instruments, the proportion of each being continuously determined by the investment adviser.

         International Equity Fund has the investment objective of providing long-term capital appreciation. The portfolio seeks to achieve its objective by investing primarily in equity and equity-related securities of companies that are organized outside of the U.S. or whose securities are principally traded outside of the U.S.

         Real Estate Securities Fund has the investment objective of providing maximum total return through current income and capital appreciation. The portfolio seeks to achieve its objective by investing primarily in securities of U.S. issuers that are principally engaged in or related to the real estate industry including those that own significant real estate assets. The portfolio will not invest directly in real estate.

------------------

(1) "Standard & Poor's," "S&P," and "S&P 500" are trademarks of McGraw-Hill Companies, Inc. and have been licensed for use by GE Investment Management Incorporated. The S&P 500 Index Fund is not sponsored, endorsed, sold or promoted by Standard & Poor's, and Standard & Poor's makes no representation or warranty, express or implied, regarding the advisability of investing in this Fund or the Policy.

         Value Equity Fund has the investment objective of providing long-term capital appreciation. The portfolio seeks to achieve this objective by investing primarily in common stock and other equity securities that are undervalued by the market and offer above-average capital appreciation potential.

         Income Fund has the investment objective of providing maximum income consistent with prudent investment management and preservation of capital by investing primarily in income-bearing debt securities and other income bearing instruments.

GE Investment Management, Inc. serves as investment adviser to GE Investments Funds.

         Oppenheimer Variable Account Funds. Oppenheimer Variable Account Funds has five portfolios that are currently available under the Policy: Oppenheimer High Income Fund, Oppenheimer Bond Fund, Oppenheimer Capital Appreciation Fund, Oppenheimer Growth Fund, and Oppenheimer Multiple Strategies Fund.

         Oppenheimer High Income Fund seeks a high level of current income from investment in high yield fixed income securities, including unrated securities or high risk securities in the lower rating categories. These securities may be considered to be speculative. This fund may have substantial holdings of lower-rated debt securities or "junk" bonds. The risks of investing in junk bonds are described in the prospectus for the Oppenheimer Variable Account Funds, which should be read carefully before investing.

         Oppenheimer Bond Fund primarily seeks a high level of current income from investment in high yield fixed income securities rated "Baa" or better by Moody's or "BBB" or better by Standard & Poor's. Secondarily, it seeks capital growth when consistent with its primary objective.

         Oppenheimer Capital Appreciation Fund seeks to achieve capital appreciation by investing in `growth-type' companies.

         Oppenheimer Growth Fund seeks to achieve capital appreciation by investing in securities of well-known established companies.

         Oppenheimer Multiple Strategies Fund seeks a total investment return (which includes current income and capital appreciation in the value of its shares) from investments in common stocks and other equity securities, bonds and other debt securities, and "money market" securities.

         Oppenheimer Funds, Inc. serves as investment adviser to Oppenheimer Variable Account Funds.

         Federated Insurance Series. The Federated Insurance Series has three portfolios that are currently available under the Policy: Federated Utility Fund II, Federated High Income Bond Fund II and Federated American Leaders Fund II.

         Federated Utility Fund II has the investment objective of high current income and moderate capital appreciation. The Federated Utility Fund II will seek to achieve its objective by investing primarily in equity and debt securities of utility companies.

         Federated High Income Bond Fund II has the investment objective of high current income. The Federated High Income Bond Fund II will seek to achieve its investment objective by investing primarily in a diversified portfolio of professionally managed fixed-income securities. The fixed-income securities in which the Fund intends to invest are lower-rated corporate debt obligations, commonly referred to as "junk" bonds. The risks of these securities are described in the prospectus for the Federated Insurance Series, which should be read carefully before investing.

         Federated American Leaders Fund II has the primary investment objective of long-term growth of capital, and a secondary objective of providing income. The Federated American Leaders Fund II will seek to achieve its objective by investing, under normal circumstances, at least 65% of its total assets in common stock of "blue chip" companies.

         Federated Advisers serves as investment adviser to the Federated Insurance Series.

         The Alger American Fund. The Alger American Fund has two portfolios that are currently available under the Policy: Alger American Small Capitalization Portfolio and Alger American Growth Portfolio.

         Alger American Small Capitalization Portfolio seeks long-term capital appreciation. Except during temporary defensive periods, the portfolio invests at least 65% of its total assets in equity securities of companies that, at the time of purchase of the securities, have total market capitalization within the range of companies included in the Russell 2000 Growth Index or the S&P Small Cap 600 Index, updated quarterly. Both indexes are broad indexes of small capitalization stocks. The portfolio may invest up to 35% of its total assets in equity securities of companies that, at the time of purchase, have total market capitalization outside this combined range and in excess of that amount (up to 100% of its assets) during temporary defensive periods.

         Alger American Growth Portfolio has the investment objective of long-term capital appreciation. Except during temporary defensive periods, this portfolio invests at least 65% of its total assets in equity securities of companies that, at the time of purchase, have a total market capitalization of $1 billion or greater.

         Fred Alger Management, Inc. serves as the investment manager to The Alger American Fund.

         PBHG Insurance Series Fund, Inc.   PBHG Insurance Series Fund, Inc.
("PBHG Insurance Series Fund") has two portfolios that are currently available under the Policy: Growth II Portfolio and Large Cap Growth Portfolio.

         Growth II Portfolio seeks long-term capital appreciation by investing in equity securities of small and medium sized companies (market capitalization of up to $4 billion) which have an outlook for strong earnings growth and significant capital appreciation.

         Large Cap Growth Portfolio seeks long-term capital appreciation by investing primarily in equity securities of larger capitalization companies (market capitalization of greater than $1 billion) which have an outlook for strong growth in earnings and potential for capital appreciation.

         Pilgrim Baxter & Associates serves as investment adviser to the PBHG Insurance Series Fund.

         Transfers. You may transfer Account Value among the Investment Subdivisions at any time after the end of the free look period. Transfer requests may be made in writing or in any other form acceptable to us. A transfer will take effect as of the end of the Valuation Period during which we receive your request at our Home Office.

         We may defer transfers under the same conditions that we may delay paying proceeds. See "Requesting Payments." Currently, there is no limit on the number of transfers among the Investment Subdivisions, but we reserve the right to limit the number of transfers to twelve each calendar year. However, there is a $10 transfer charge for each transfer after the first transfer in any calendar month. The transfer charge is taken from the amount transferred. For purposes of assessing this fee, each transfer request is considered one transfer, regardless of the number of Investment Subdivisions affected by the transfer. We reserve the right to modify, restrict, suspend or eliminate the transfer privileges, including telephone transfer privileges, at any time, for any reason.

         Dollar-Cost Averaging. The dollar-cost averaging program permits you to systematically transfer on a monthly or quarterly basis a set dollar amount from the Investment Subdivision investing in the Money Market Fund of GE Investments Funds to any combination of other Investment Subdivisions. The dollar-cost averaging method of investment is designed to reduce the risk of making purchases only when the price of units is high, but you should carefully consider your financial ability to continue the program over a long enough period of time to purchase units when their value is low as well as when it is high. Dollar-cost averaging does not assure a profit or protect against a loss.

         You may participate in the dollar-cost averaging program by selecting the program on the application, completing a dollar-cost averaging agreement, or calling our Home Office. To use the dollar-cost averaging program, you must transfer at least $100 from the Money Market Investment Subdivision with each transfer. Any amount allocated or transferred must also conform to the minimum percentage requirements for Net Premium allocations. See "Net Premium Allocations." Once elected, dollar-cost averaging remains in effect from the date we receive your request until the value of the Investment Subdivision from which transfers are being made is depleted, or until you cancel the program by written request or by telephone if we have your telephone authorization on file. There is no additional charge for dollar-cost averaging. A transfer under this program will not count toward the free transfer permitted each calendar month nor any limit on the maximum number of transfers we may impose for a calendar year. We reserve the right to discontinue offering or to modify the dollar-cost averaging program at any time and for any reason.

         Portfolio Rebalancing. Once your money has been allocated among the Investment Subdivisions, the performance of each Investment Subdivision may cause your allocation to shift. You may instruct us to automatically rebalance (on a quarterly, semi-annual or annual basis) your Account Value to return to the percentages specified in your allocation instructions. You may elect to participate in the portfolio rebalancing program at any time by completing the portfolio rebalancing agreement. Your percentage allocations must be in whole percentages and be at least 1% per allocation. Subsequent changes to your percentage allocations may be made at any time by written or telephone instructions to the Home Office. Once elected, portfolio rebalancing remains in effect from the date we receive your written request until you instruct us to discontinue portfolio rebalancing. There is no additional charge for using portfolio rebalancing, and a portfolio rebalancing transfer is not considered a transfer for purposes of assessing a transfer charge nor for calculating any limit on the maximum number of transfers we may impose for a calendar year. We reserve the right to discontinue offering the portfolio rebalancing program at any time and for any reason. Portfolio rebalancing does not guarantee a profit or protect against loss.

         Powers of Attorney. As a general rule and as a convenience to you, we allow the use of powers of attorney whereby you give a third party the right to effect transfers on your behalf. However, when the same third party possesses powers of attorney executed by many Owners, the result can be simultaneous transfers involving large amounts of Account Value. Such transfers can disrupt the orderly management of the Funds underlying the Policy, can result in higher costs to Owners, and are generally not compatible with the long-range goals of

Owners. We believe that such simultaneous transfers effected by such third parties are not in the best interests of all shareholders of the Funds underlying the Policies, and this position is shared by the managements of those Funds.

         Therefore, to the extent necessary to reduce the adverse effects of simultaneous transfers made by third parties holding multiple powers of attorney, we may not honor such powers of attorney and have instituted or will institute procedures to assure that the transfer requests that we receive have, in fact, been made by the Owners in whose names they are submitted. These procedures will not, however, prevent Owners from making their own transfer requests.

CHARGES AND DEDUCTIONS

         The following charges are deducted. Certain of the charges depend on a number of variables, and are illustrated in the hypothetical illustrations below. The charges are for the services and benefits provided, costs and expenses incurred, and risks assumed by us under or in connection with the Policies. The services and benefits provided include: the cash and death benefits provided by the Policy; investment options, including Net Premium allocations, dollar-cost averaging and portfolio rebalancing programs; administration of various elective options under the Policy; and the distribution of various reports to Owners. The costs and expenses incurred include: those associated with underwriting applications, increases in Specified Amount, and riders; various overhead and other expenses associated with providing the services and benefits provided by the Policy; sales and marketing expenses; and other costs of doing business, such as federal, state and local premium and other taxes and fees. The risks assumed include the risks that insureds may live for a shorter period of time than estimated, resulting in the payment of greater death benefits than expected, and that the costs of providing the services and benefits under the Policies will exceed the charges deducted.

        Premium Charge. We currently deduct a 3% charge (5% maximum) from each premium before allocating the resulting Net Premium to the Investment Subdivisions. A premium charge will not be assessed against the policy loan portion of a premium received from the rollover of a life insurance policy.

        Mortality and Expense Risk Charge. We currently deduct a daily charge from assets in the Investment Subdivisions attributable to the Policies at an effective annual rate of 0.70% of net assets. This charge is guaranteed not to exceed an effective annual rate of 0.90% of net assets. This charge is factored into the net investment factor. See "How Your Account Values Vary."

        Monthly Deduction. We make a monthly deduction on the Policy Date and each Monthly Anniversary Day from Account Value. The monthly deduction for each Policy consists of (1) the cost of insurance charge discussed below, (2) a current monthly Policy charge of $12 in the first policy year and $6 per month thereafter (it cannot exceed $12 per month), and (3) any charges for additional benefits added by riders to the Policy (see "Supplemental Benefits"). If an increase in Specified Amount becomes effective, there will be a one-time charge (per increase) of $1.50 per $1,000 of increase included in the monthly deduction (it can not exceed $300 per increase). See "Change in Existing Coverage."

         Surrender Charge. If the Policy is fully surrendered during the surrender charge period, we will deduct a surrender charge. The surrender charge will depend on the Insured's Age at issue, sex (where appropriate), and risk class. The surrender charge is calculated based on an amount per $1,000 of the lowest Specified Amount in effect prior to the surrender. The surrender charge remains level for the first five Policy Years and then decreases each Policy month to zero over the next 10 Policy Years or at Age 95, whichever is earlier. The surrender charge will be deducted before the Surrender Value is paid.

        Decreases in the Specified Amount to less than the lowest Specified Amount that had previously been in effect (other than as a result of partial surrenders or changes in Death Benefit Options), will also incur a surrender charge. The amount of surrender charge will be the charge for a full surrender multiplied by the ratio of (a) to (b), where:

         (a) is the lowest Specified Amount that was in effect prior to the current decrease, minus the Specified Amount after the current decrease; and

         (b) is the lowest Specified Amount that was in effect prior to the current decrease. (See Partial Surrenders under SURRENDER BENEFITS.)

         A surrender charge is not imposed in connection with a partial surrenders. (See "Partial Surrenders" under "SURRENDER BENEFITS".)

         Cost of Insurance. The cost of insurance is a significant charge under your Policy because it is the primary charge for the death benefit provided by your Policy. The cost of insurance charge depends on a number of variables that cause the charge to vary from Policy to Policy and from Monthly Anniversary Day to Monthly Anniversary Day. It is calculated separately for the Specified Amount at issue and for any increase in the Specified Amount. The cost of insurance is calculated on each Monthly Anniversary Day and is based on the net amount at risk. The net amount at risk is calculated by dividing the Life Insurance Proceeds by 1.0032737, and then subtracting the Account Value. To determine the cost of insurance for a particular Policy Month, we divide the net amount at risk by 1000 and multiply that result by the applicable cost of insurance rate. If Option B is in effect, and the Specified Amount has increased, the Account Value is first considered part of the initial Specified Amount. If the Account Value is more than the initial Specified Amount, it will be considered part of the increased Specified Amounts resulting from increases in the order of the increases.

         The monthly cost of insurance rate is based on the Insured's sex (where appropriate), Age at issue, policy duration and risk class. The risk class (and, therefore, the cost of insurance rates) will be determined separately for the initial Specified Amount and for any increase in the Specified Amount requiring evidence of insurability. The maximum cost of insurance rates allowable under the Policies are based on the Commissioners' 1980 Standard Ordinary Mortality Table. The rates we currently charge are, at most ages, lower than the maximum permitted under the Policies and are determined by us according to our expectation of future experience with respect to mortality, expenses, persistency, and taxes. The rates may be changed from time to time at our sole discretion, but will never be more than the rates shown in the Table of Guaranteed Maximum Insurance Rates contained in the Policies. A change in rates will apply to all persons of the same Age, sex (where appropriate), and risk class and whose Policies have been in effect for the same length of time.

         The monthly cost of insurance rate generally increases as the Insured's Age increases. Therefore, the older the Insured, the higher the investment experience necessary to achieve the same impact on Life Insurance Proceeds and Account Value. See "Hypothetical Illustrations" for examples showing the effects of the cost of insurance charge.

         Other Charges. If you request a projection of illustrative future life insurance under the Policy and Policy values, we reserve the right to charge a maximum fee of $25 for the cost of preparing the projection. See also "Transfers," for a discussion of the transfer charge, and "Partial Surrenders," for a discussion of the partial surrender processing fee.

         Reduction of Charges for Group Sales. Charges and/or deductions may be reduced for sales of the Policies to a trustee, employer or similar entity representing a group or to members of the group where such sales result in savings of sales or administrative expenses. The entitlement to such a reduction in charges or deductions will be determined by us based on the following factors:

  1. The size of the group. Generally, the sales expenses for each individual owner for a larger group are less than for a smaller group because more Policies can be implemented with fewer sales contacts and less administrative cost.

  2. The total amount of premium payments to be received from a group. Per Policy sales and other expenses are generally proportionately less on larger premium payments than on smaller ones.

  3. The purpose for which the policies are purchased. Certain types of plans are more likely to be stable than others. Such stability reduces the number of sales contacts and administrative and other services required, reduces sales administration and results in fewer Policy terminations. As a result, our sales and other expenses are reduced.

  4. The nature of the group for which the Policies are being purchased. Certain types of employee and professional groups are more likely to continue Policy participation for longer periods than are other groups with more mobile membership. If fewer Policies are terminated in a given group, our sales and other expenses are reduced.

  5. There may be other circumstances of which we are not presently aware, which could result in reduced sales expenses.

         If, after consideration of the foregoing factors, we determine that a group purchase would result in reduced sales expenses, such a group may be entitled to a reduction in charges and/or deductions. Reductions in these charges and/or deductions will not be unfairly discriminatory against any person, including the affected owners and all other owners of Policies funded by Separate Account II.

HOW YOUR ACCOUNT VALUE VARIES

         Account Value. The Account Value serves as a starting point for calculating certain values under a Policy. It is the sum of the Account Value in each Investment Subdivision and the Account Value held in the General Account to secure Policy Debt. See "Loan Benefits." The Account Value is determined first on the Policy Date and thereafter on each Valuation Day. The Account Value will vary to reflect the performance of the Investment Subdivisions to which amounts have been allocated and Policy Debt, charges, transfers, partial surrenders, Policy loan interest, and Policy loan repayments. It may be more or less than premiums paid.

         Surrender Value. The Surrender Value on a Valuation Day is the Account Value reduced by both any surrender charge that would be deducted if the Policy were surrendered that day and any Policy Debt.

         Investment Subdivision Values. On any Valuation Day, the value of an Investment Subdivision is equal to the number of Investment Subdivision units credited to the Policy multiplied by the Unit Value for that day. When allocations are made to an Investment Subdivision, either by Net Premium allocation, transfer of Account Value, transfer of loan interest from the General Account, or repayment of a Policy loan, your Policy is credited with units in that Investment Subdivision. The number of units is determined by dividing the amount allocated, transferred or repaid to the Investment Subdivision by the Investment Subdivision's Unit Value for the Valuation Day when the allocation, transfer or repayment is effected. The number of units credited to a Policy will decrease whenever the allocated portion of the monthly deduction is taken from the Investment Subdivision, a Policy loan is taken from the Investment Subdivision, an amount is transferred from the Investment Subdivision, a partial surrender is taken from the Investment Subdivision, or the Policy is surrendered.

         Unit Values. An Investment Subdivision's Unit Value varies to reflect the investment experience of the underlying Fund, and may increase or decrease from one Valuation Day to the next. The unit value for each Investment Subdivision was arbitrarily set at $10 when the Investment Subdivision was established. For each Valuation Period after the date of establishment, the Unit Value is determined by multiplying the value of a unit for an Investment Subdivision for the prior Valuation Period by the net investment factor for the Investment Subdivision for the current Valuation Period.

         Net Investment Factor. The net investment factor is an index used to measure the investment performance of an Investment Subdivision from one Valuation Period to the next. The net investment factor reflects the change in the net asset value of each share of the Fund held in the Investment Subdivision from one Valuation Period to the next, adjusted for the daily deduction of the mortality and expense risk charge from assets in the Investment Subdivision. If any "ex-dividend" date occurs during the Valuation Period, the per share amount of any dividend or capital gain distribution is taken into account. Also, if any taxes need to be reserved, a per share charge or credit for any taxes reserved for, which is determined by us to have resulted from the operations of the Investment Subdivision, is taken into account.

DEATH BENEFITS

         As long as the Policy remains in force, we will pay the death benefit upon receipt at our Home Office of satisfactory proof of the Insured's death. See "Requesting Payments." The death benefit will be paid to the Beneficiary.

         Amount of Death Benefit Payable. The amount of death benefit payable equals the Life Insurance Proceeds determined under the Death Benefit Option in effect on the date of the Insured's death, plus any supplemental death benefits provided by rider, minus any Policy Debt on that date and, if the date of death occurred during a grace period, minus the premium that would have been required to keep the Policy in force. Under certain circumstances, the amount of the death benefit payable may be further adjusted. See "OTHER POLICY PROVISIONS -- Incontestability" and "Misstatement of Age or Sex."

         Death Benefit Options. Under Option A, the Life Insurance Proceeds equals the greater of (1) the Specified Amount plus the Account Value, or (2) the applicable corridor percentage of the Account Value as determined using the table of percentages shown below. Under Option B, the Life Insurance Proceeds equals the greater of (1) the Specified Amount, or (2) the applicable corridor percentage of the Account Value as determined using the table of percentages shown below. Under both options, the Specified Amount and Account Value are determined on the date of the Insured's death. The percentage is 250% to Age 40 and declines thereafter as the Insured's Attained Age increases. If the table of percentages currently in effect becomes inconsistent with any federal income tax laws and/or regulations, we reserve the right to change the table.


--------------------------------------------------------------------------------
                  Table of Percentages of Account Value
--------------------------------------------------------------------------------
               Corridor                   Corridor                    Corridor
Attained Age  Percentage  Attained Age   Percentage  Attained Age    Percentage
------------  ----------  ------------   ----------  ------------    ----------
   0-40         250%         54           157%            68            117%
    41          243%         55           150%            69            116%
    42          236%         56           146%            70            115%
    43          229%         57           142%            71            113%
    44          222%         58           138%            72            111%
    45          215%         59           134%            73            109%
    46          209%         60           130%            74            107%
    47          203%         61           128%           75-90          105%
    48          197%         62           126%            91            104%
    49          191%         63           124%            92            103%
    50          185%         64           122%            93            102%
    51          178%         65           120%            94+           101%
    52          171%         66           119%
    53          164%         67           118%
--------------------------------------------------------------------------------

         Under Option A, the Life Insurance Proceeds will vary directly with the investment performance of the Account Value. Under Option B, the Life Insurance Proceeds ordinarily will not change until the applicable percentage amount of the Account Value exceeds the Specified Amount or you change the Specified Amount. To see how and when investment performance may begin to affect the Life Insurance Proceeds, please see the hypothetical illustrations below.

         Changing the Death Benefit Option. You select the Death Benefit Option when you apply for the Policy. You may change the Death Benefit Option on your Policy subject to the following rules. Each change must be submitted by written request received by our Home Office. The effective date of the change will be the Monthly Anniversary Day after we receive the request for the change. We will send you revised Policy schedule pages reflecting the new Death Benefit Option and the effective date of the change. If you request a change from Option A to Option B, the Specified Amount will be increased by the Account Value on the effective date of the increase. If you request a change from Option B to Option A, the Specified Amount after the change will be decreased by the Account Value on the effective date of the change. A change in Death Benefit Option will affect the cost of insurance charges.

         Accelerated Benefit Rider. Provided the Accelerated Benefit Rider to the Policy is approved in your state, you may elect an accelerated benefit if the Insured is terminally ill. For purposes of determining if an accelerated benefit is available, terminal illness is defined as a medical condition resulting from bodily injury, or disease, or both: (1) which has been diagnosed by a licensed physician; (2) which diagnosis is supported by clinical, radiological, laboratory or other evidence which is satisfactory to us; and (3) which a licensed physician certifies is expected to result in death within 12 months from the date of such certification. Any request for payment of an accelerated benefit must be in a form satisfactory to us, and any payment of an accelerated benefit requires satisfactory proof of a terminal illness and is subject to our administrative procedures as well as the conditions set forth in the Accelerated Benefit Rider.

         The accelerated benefit available under the Accelerated Benefit Rider equals the Eligible Proceeds: (1) discounted for the life expectancy of the Insured at the rate of interest charged for Policy loans; (2) less the amount of the single premium required to keep the Policy in force for the life expectancy of the Insured; and (3) less any Policy Debt on the date we pay the accelerated benefit, multiplied by the ratio of the Eligible Proceeds to the Total Proceeds. The accelerated benefit will be paid in one lump sum.

         If the Eligible Proceeds are equal to the Life Insurance Proceeds otherwise payable on the death of the Insured, then payment of the accelerated benefit will result in termination of all insurance coverage on the life of the Insured and any insurance coverage under the Policy and riders on any other named insured will be treated as if the Insured had died. If the Eligible Proceeds are less than the Life Insurance Proceeds otherwise payable on the death of the Insured, then the Policy will continue with the Specified Amount, Account Value, Policy Debt and any additional term rider coverage on such Insured reduced by the ratio of Eligible Proceeds to Total Proceeds. We will waive any surrender charge for the resulting decrease in Specified Amount as well as the minimum Specified Amount requirement under the Policy. Other rider benefits will continue without reduction.

         Effect of Partial Surrenders on Life Insurance Proceeds. A partial surrender will reduce both the Account Value and the Life Insurance Proceeds by the amount of the partial surrender. We will not permit partial surrenders during the first Policy Year if Death Benefit Option B is in effect.

         Change in Existing Coverage. After a Policy has been in effect for one year, you may increase or decrease the Specified Amount. To make a change, you must send a written request and the Policy to our Home Office. Any change in the Specified Amount may affect the cost of insurance rate and the net amount at risk, both of which will affect your cost of insurance. See "Monthly Deduction" and Cost of Insurance." In addition, any change in the Specified Amount affects the maximum premium limitation. If decreases in the Specified Amount cause the premiums to exceed new lower limitations required by federal tax law, the excess will be withdrawn from Account Value and refunded so that the Policy will continue to meet these requirements. The Account Value so withdrawn and refunded will be withdrawn from each Investment Subdivision in the same proportion that the Account Value in that Investment Subdivision bears to the total Account Value in all Investment Subdivisions under the Policy at the time of the withdrawal (i.e. on a pro-rata basis).

         Any decrease in the Specified Amount will become effective on the Monthly Anniversary Day after the date the request is received. The decrease will first apply to coverage provided by the most recent increase, then to the next most recent increases successively, then to the coverage under the original application. During the Continuation Period, we will not allow a decrease unless the Account Value less any Policy Debt is greater than the surrender charge. The Specified Amount following a decrease can never be less than the minimum Specified Amount for the Policy when it was issued. A decrease may cause a surrender charge to be assessed and may require a payment to you of excess Account Value.

         To apply for an increase, you must complete a supplemental application and submit evidence of insurability satisfactory to us. Any approved increase will become effective on the date shown in the supplemental policy data page. An increase will not become effective, however, if the Policy's Surrender Value is insufficient to cover the monthly deduction for the Policy Month following the increase.

         If there is an increase in Specified Amount, there will be a one-time charge (per increase) of $1.50 per $1,000 of increase to cover underwriting and administrative costs associated with the increase. This charge will be included in the monthly deduction for the month the decrease becomes effective. This charge will never exceed $300 per increase.

         A change in the existing insurance coverage may have federal tax consequences. See "TAX CONSIDERATIONS."

         Changing the Beneficiary. If the right is reserved, the Beneficiary may also be changed during the Insured's life. To make a change, send a written request to our Home Office. The request and the change must be in a form satisfactory to us and must actually be received by us. The change will take effect as of the date you signed the request.

LOAN BENEFITS

         You may borrow up to 90% of the difference between (1) your Account Value at the end of the Valuation Period during which the loan request is received, and (2) any surrender charges on the date of the loan. See "Requesting Payments." Requests for Policy loans may be made in writing or by telephone. See "REQUESTING PAYMENTS AND TELEPHONE TRANSACTIONS." Outstanding Policy Debt, including accrued interest, reduces the amount available for new loans.

         When a loan is made, an amount equal to the loan proceeds is transferred from the Account Value in Separate Account II to our General Account and is held as "collateral" for the loan. If you do not direct an allocation for this transfer when requesting the loan we will make it on a pro-rata basis. When a loan is repaid, an amount equal to the repayment is transferred from our General Account to Separate Account II and allocated as you direct when submitting the repayment. If you provide no direction, the amount will be allocated in accordance with your standing instructions for Net Premium allocations.

          A portion of Policy loans taken or existing on or after the Preferred Loan Availability Date will be designated as Preferred Policy Debt. Preferred Policy Debt will be that portion of Policy Debt which equals the Account Value under the Policy less the sum of all premium payments made. We redetermine the amount of Preferred Policy Debt each Policy Month. We currently intend to credit interest at an annual rate of 6% to that portion of Account Value transferred to the General Account which is equal to Preferred Policy Debt. We reserve the right to change, at our sole discretion, the rate of interest credited to the amount of Account Value transferred to the General Account and guarantee that Preferred Policy Debt will earn at least a minimum annual interest rate of 4%. An annual rate of 4% is and will be credited to that portion of Account Value transferred to the General Account which exceeds Preferred Policy Debt.

         Interest. We will charge interest daily on any outstanding Policy loan at an effective annual rate of 6%. Interest is due and payable at the end of each Policy Year while a Policy loan is outstanding. If, on any Policy Anniversary, interest accrued since the last Policy Anniversary has not been paid, the amount of the interest is added to the loan and becomes part of the outstanding Policy Debt. Interest transferred out of Separate Account II will be transferred from each Investment Subdivision on a pro-rata basis.

         Repayment of Policy Debt. You may repay all or part of your Policy Debt at any time while the Insured is living and the Policy is in force. Any payments by you other than planned periodic premiums will be treated first as the repayment of any outstanding Policy Debt. The portion of the payment in excess of any outstanding Policy Debt will be treated as an unscheduled premium payment. We will first apply any repayment to reduce the portion of Policy Debt that is not Preferred Policy Debt. Loan repayments must be sent to our Home Office and will be credited as of the date received. A Policy loan repayment is not treated as a premium payment and is not subject to the 3% premium charge.

         Effect of Policy Loan. A Policy loan, whether or not repaid, will affect Policy values over time because the investment results of the Investment Subdivisions will apply only to the non-loaned portion of the Account Value. The longer the loan is outstanding, the greater the effect is likely to be. Depending on the investment results of the Investment Subdivisions while the Policy loan is outstanding, the effect could be favorable or unfavorable. Policy loans, particularly if not repaid, could make it more likely than otherwise for a Policy to terminate. See "Tax Considerations," below, for a discussion of adverse tax consequences if a Policy lapses with Policy loans outstanding. If the death benefit becomes payable while there is an outstanding Policy loan, Policy Debt will be deducted from the Life Insurance Proceeds. If Policy Debt exceeds the Account Value less any applicable surrender charge on any Monthly Anniversary Day and the Continuation Period is not in effect, the Policy will lapse without payment of a required loan payment. During the Continuation Period, if Policy Debt on any Monthly Anniversary Day exceeds the Account Value less any applicable surrender charge, and the Net Total Premium is less than the Continuation Amount, your Policy will lapse without payment of a required loan payment. In either event, we will mail to you notice of the amount required to be paid to keep the Policy in force, and you will have a 61-day grace period from the date we mail the notice to make the required loan payment.

SURRENDER BENEFITS

         Full Surrender. You may surrender your Policy at any time for its Surrender Value. See "Requesting Payments." A surrender charge may apply. See "Schedule of Surrender Charge." Your Policy will terminate and cease to be in force if it is surrendered for a lump sum. It cannot later be reinstated.

         Partial Surrender. You may make partial surrenders under your Policy. See "Requesting Payments." Requests for partial surrenders may be made in writing or by telephone. See "REQUESTING PAYMENTS AND TELEPHONE TRANSACTIONS." The minimum partial surrender amount is $500. A partial surrender processing fee equal to the lesser of $25 or 2% of the amount surrendered will be assessed for a partial surrender. The amount of a partial surrender will equal the amount requested for surrender plus the partial surrender processing fee. When you request a partial surrender, you can direct how the partial surrender will be deducted from your Account Value. If you provide no directions, the partial surrender will be deducted from your Account Value in the Investment Subdivisions on a pro-rata basis.

HYPOTHETICAL ILLUSTRATIONS

         The following illustrations show how certain values under a sample Policy change with assumed investment performance over an extended period of time. In particular, they illustrate how Account Values, Surrender Values and Life Insurance Proceeds payable under a Policy covering an Insured of a given Age on the Policy Date, would vary over time. The illustrations assume planned premiums were paid annually and the return on the assets in the Investment Subdivisions were a uniform gross annual rate of 0%, 6% or 12%, before deduction of any fees and charges. The values reflect the deduction of all Policy and Fund fees and charges. The tables also show planned premiums accumulated at 5% interest. The values under a Policy would be different from those shown if the returns averaged 0%, 6% or 12% but fluctuated over and under those averages throughout the years shown. The hypothetical investment rates of return are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return for a particular Policy may be more or less than the hypothetical investment rates of return used in the illustrations.

         The illustrations assume an average annual expense ratio of .82% of the average daily net assets of the Funds available under the Policies, based on the estimated expense ratios of each of the Funds for the first year of operations. For information on Fund expenses, see the prospectus for the Funds accompanying this prospectus. The current illustrations also reflect the 0.70% mortality and expense risk charge to the Separate Account II. The guaranteed illustrations reflect the maximum 0.90% mortality and expense risk charge to the Separate Account II. After deduction of estimated Fund expenses and the mortality and expense risk charge, the illustrated gross annual investment rates of return of 0%, 6% and 12% would correspond to approximate net annual rates of return for the Investment Divisions of -1.52%, 4.48% and 10.48%, respectively.

         The illustrations also reflect the monthly deduction for the hypothetical Insured. Our current charges and the higher guaranteed charges we have the contractual right to charge are reflected in separate illustrations on each of the following pages. All the illustrations reflect the fact that no charges for Federal or state income taxes are currently made against Separate Account II and assume no Policy Debt or charges for supplemental benefits.

         The illustrations are based on our sex distinct rates for non-tobacco users. Upon request, we will furnish a comparable illustration based upon the proposed Insured's individual circumstances. Such illustrations may assume different hypothetical rates of return than those illustrated.

                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
Male Issue Age 45                       Initial Specified Amount       $250,000
Preferred Nonsmoker Underwriting Risk   Initial Premium and Planned
Death Benefit Option A                  Premium (Payable Annually) (1)  $13,000



                          0% Assumed Hypothetical             6% Assumed Hypothetical             12% Assumed Hypothetical
           Premiums       Gross Annual Investment             Gross Annual Investment             Gross Annual Investment
End of    Accumulated     Return with Guaranteed              Return with Guaranteed              Return with Guaranteed
Policy   At 5% Interest   Cost of Insurance Rates    (2)(3)   Cost of Insurance Rates   (2)(3)   Cost of Insurance Rates    (2)(3)
 Year      Per Year       Surrender    Account       Death     Surrender   Account       Death    Surrender     Account     Death
                           Value        Value       Benefit      Value      Value       Benefit     Value        Value     Benefit
   1       13,650           8,922      11,174       261,174       9,631     11,884      261,884      10,341      12,594    262,594
   2       27,983          19,837      22,089       272,089      21,954     24,207      274,207      24,158      26,411    276,411
   3       43,032          30,492      32,745       282,745      34,731     36,983      286,983      39,320      41,572    291,572
   4       58,833          40,888      43,140       293,140      47,975     50,228      300,228      55,958      58,210    308,210
   5       75,425          51,018      53,271       303,271      61,697     63,949      313,949      74,214      76,467    326,467

   6       92,846          61,110      63,135       313,135      76,139     78,164      328,164      94,478      96,503    346,503
   7      111,138          70,921      72,721       322,721      91,075     92,875      342,875     116,683     118,483    368,483
   8      130,345          80,440      82,015       332,015     106,509    108,084      358,084     141,013     142,588    392,588
   9      150,513          89,659      91,009       341,009     122,449    123,799      373,799     167,671     169,021    419,021
  10      171,688          98,559      99,684       349,684     138,893    140,018      390,018     196,873     197,998    447,998

  15      294,547         137,860     137,860       387,860     228,790    228,790      478,790     390,466     390,466    640,466
  20      451,350         165,527     165,527       415,527     329,852    329,852      579,852     694,821     694,821    944,821

  25      651,475         178,159     178,159       428,159     439,877    439,877      689,877   1,174,682   1,174,682  1,424,682
  30      906,890         168,328     168,328       418,328     551,120    551,120      801,120   1,930,014   1,930,014  2,180,014
  35    1,232,872         122,789     122,789       372,789     646,547    646,547      896,547   3,115,940   3,115,940  3,365,940

(1) The values illustrated assume a $13,000 premium is paid at the beginning of each Policy year. Values would be different if premiums are paid with a different frequency or in different amounts.

(2) The values and benefits are as of the end of the year shown. They assume that no Policy loans or withdrawals have been made. Excessive loans or withdrawals may cause this Policy to lapse because of insufficient account value.

(3) The values and benefits are shown using the maximum cost of insurance rates allowable under the Policy. Accordingly, if the assumed hypothetical gross annual investment return were earned, the values and benefits of an actual Policy with the listed specifications could never be less than those shown, and in some cases may be greater than those shown.

THE HYPOTHETICAL GROSS ANNUAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN.

ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING PREVAILING INTEREST RATES, RATES OF INFLATION, AND THE ALLOCATIONS MADE BY AN OWNER AMONG THE INVESTMENT OPTIONS. THE GROSS HYPOTHETICAL INVESTMENT RATES OF RETURN OF 0%, 6% AND 12% SHOWN ABOVE CORRESPOND TO NET ANNUAL RATES OF RETURN OF -1.72%, 4.28% AND 10.28%. THE DEATH BENEFIT AND ACCOUNT VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATE OF RETURN AVERAGES 0%, 6% AND 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE BY LIFE OF VIRGINIA OR THE FUNDS THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE

Male Issue Age 45                       Initial Specified Amount       $250,000
Preferred Nonsmoker Underwriting Risk   Initial Premium and Planned
Death Benefit Option A                  Premium (Payable Annually) (1)  $13,000


                           0% Assumed Hypothetical             6% Assumed Hypothetical             12% Assumed Hypothetical
           Premiums        Gross Annual Investment             Gross Annual Investment             Gross Annual Investment
End of    Accumulated      Return with Current                 Return with Current                 Return with  Current
Policy   At 5% Interest    Cost of Insurance Rates   (2)(3)    Cost of Insurance Rates   (2)(3)    Cost of Insurance Rates   (2)(3)
 Year     Per Year         Surrender      Account     Death    Surrender     Account      Death    Surrender     Account     Death
                            Value          Value     Benefit     Value        Value      Benefit     Value        Value      Benefit
   1       13,650           9,430        11,683      261,683     10,163      12,415      262,415     10,896      13,148      263,148
   2       27,983          20,956        23,209      273,209     23,156      25,408      275,408     25,444      27,697      277,697
   3       43,032          32,257        34,509      284,509     36,679      38,931      288,931     41,464      43,716      293,716
   4       58,833          43,329        45,582      295,582     50,750      53,003      303,003     59,103      61,355      311,355
   5       75,425          54,171        56,424      306,424     65,387      67,640      317,640     78,524      80,776      330,776

   6       92,846          65,020        67,045      317,045     80,850      82,875      332,875    100,148     102,173      352,173
   7      111,138          75,643        77,443      327,443     96,929      98,729      348,729    123,947     125,747      375,747
   8      130,345          86,030        87,605      337,605    113,638     115,213      365,213    150,134     151,709      401,709
   9      150,513          96,184        97,534      347,534    131,004     132,354      382,354    178,957     180,307      430,307
  10      171,688         106,091       107,216      357,216    149,040     150,165      400,165    210,678     211,803      461,803

  15      294,547         153,948       153,948      403,948    252,470     252,470      502,470    426,882     426,882      676,882
  20      451,350         195,898       195,898      445,898    378,378     378,378      628,378    779,315     779,315    1,029,315

  25      651,475         230,803       230,803      480,803    530,644     530,644      780,644  1,354,361   1,354,361    1,604,361
  30      906,890         256,693       256,693      506,693    712,825     712,825      962,825  2,292,563   2,292,563    2,542,563
  35    1,232,872         271,042       271,042      521,042    928,680     928,680    1,178,680  3,824,865   3,824,865    4,074,865


(1) The values illustrated assume a $13,000 premium is paid at the beginning of each Policy year. Values would be different if premiums are paid with a different frequency or in different amounts.

(2) The values and benefits are as of the end of the year shown. They assume that no Policy loans or withdrawals have been made. Excessive loans or withdrawals may cause this Policy to lapse because of insufficient account value.

(3) The values and benefits are shown using the cost of insurance charges currently deducted by Life of Virginia. Although Life of Virginia anticipates deducting these charges for the forseeable future, THESE CHARGES ARE NOT GUARANTEED AND COULD BE RAISED AT THE DISCRETION OF LIFE OF VIRGINIA. Accordingly, even if the assumed hypothetical gross annual investment return were earned, the values and benefits under an actual Policy with the listed specifications may be less than those shown if the cost of insurance charges were increased.

THE HYPOTHETICAL GROSS ANNUAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN.

ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING PREVAILING INTEREST RATES, RATES OF INFLATION, AND THE ALLOCATIONS MADE BY AN OWNER AMONG THE INVESTMENT OPTIONS. THE GROSS HYPOTHETICAL INVESTMENT RATES OF RETURN OF 0%, 6% AND 12% SHOWN ABOVE CORRESPOND TO NET ANNUAL RATES OF RETURN OF -1.52%, 4.48% AND 10.48%. THE DEATH BENEFIT AND ACCOUNT VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATE OF RETURN AVERAGES 0%, 6% AND 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE BY LIFE OF VIRGINIA OR THE FUNDS THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE

Male Issue Age 45                         Initial Specified Amount      $250,000
Preferred Nonsmoker Underwriting Risk     Initial Premium and Planned
Death Benefit Option B                    Premium (Payable Annually) (1) $ 4,750



                           0% Assumed Hypothetical             6% Assumed Hypothetical             12% Assumed Hypothetical
             Premiums      Gross Annual Investment             Gross Annual Investment             Gross Annual Investment
End of     Accumulated     Return with Guaranteed              Return with Guaranteed              Return with Guaranteed
Policy   At 5% Interest    Cost of Insurance Rates   (2)(3)    Cost of Insurance Rates   (2)(3)    Cost of Insurance Rates   (2)(3)
Year      Per Year          Surrender     Account    Death      Surrender     Account    Death      Surrender     Account     Death
                              Value        Value     Benefit     Value         Value     Benefit      Value        Value     Benefit
   1          4,988           1,232         3,484    250,000      1,472         3,725    250,000       1,713        3,965    250,000
   2         10,224           4,603         6,855    250,000      5,302         7,554    250,000       6,031        8,284    250,000
   3         15,723           7,859        10,111    250,000      9,239        11,492    250,000      10,738       12,990    250,000
   4         21,497          10,999        13,251    250,000     13,287        15,539    250,000      15,873       18,125    250,000
   5         27,559          14,017        16,269    250,000     17,443        19,695    250,000      21,475       23,728    250,000

   6         33,925          17,139        19,164    250,000     21,938        23,963    250,000      27,823       29,848    250,000
   7         40,608          20,123        21,923    250,000     26,535        28,335    250,000      34,730       36,530    250,000
   8         47,626          22,961        24,536    250,000     31,229        32,804    250,000      42,252       43,827    250,000
   9         54,995          25,643        26,993    250,000     36,018        37,368    250,000      50,450       51,800    250,000
  10         62,732          28,154        29,279    250,000     40,892        42,017    250,000      59,390       60,515    250,000

  15        107,623          37,769        37,769    250,000     66,414        66,414    250,000     118,542      118,542    250,000
  20        164,916          39,673        39,673    250,000     92,174        92,174    250,000     214,408      214,408    261,578

  25        238,039          30,329        30,329    250,000    117,846       117,846    250,000     370,937      370,937    430,286
  30        331,364            *             *          *       141,653       141,653    250,000     620,698      620,698    664,147
  35        450,473            *             *          *       160,127       160,127    250,000   1,024,179    1,024,179  1,075,388

*  In the absence of an additional premium, the Policy would lapse.

(1) The values illustrated assume a $ 4,750 premium is paid at the beginning of each Policy year. Values would be different if premiums are paid with a different frequency or in different amounts.

(2) The values and benefits are as of the end of the year shown. They assume that no Policy loans or withdrawals have been made. Excessive loans or withdrawals may cause this Policy to lapse because of insufficient account value.

(3) The values and benefits are shown using the maximum cost of insurance rates allowable under the Policy. Accordingly, if the assumed hypothetical gross annual investment return were earned, the values and benefits of an actual Policy with the listed specifications could never be less than those shown, and in some cases may be greater than those shown.

THE HYPOTHETICAL GROSS ANNUAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN.

ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING PREVAILING INTEREST RATES, RATES OF INFLATION, AND THE ALLOCATIONS MADE BY AN OWNER AMONG THE INVESTMENT OPTIONS. THE GROSS HYPOTHETICAL INVESTMENT RATES OF RETURN OF 0%, 6% AND 12% SHOWN ABOVE CORRESPOND TO NET ANNUAL RATES OF RETURN OF -1.72%, 4.28% AND 10.28%. THE DEATH BENEFIT AND ACCOUNT VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATE OF RETURN AVERAGES 0%, 6% AND 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE BY LIFE OF VIRGINIA OR THE FUNDS THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE

Male Issue Age 45                       Initial Specified Amount       $250,000
Preferred Nonsmoker Underwriting Risk   Initial Premium and Planned
Death Benefit Option B                  Premium (Payable Annually) (1) $  4,750

                          0% Assumed Hypothetical              6% Assumed Hypothetical             12% Assumed Hypothetical
            Premiums      Gross Annual Investment              Gross Annual Investment             Gross Annual Investment
End of    Accumulated     Return with Current                  Return with Current                 Return with Current
Policy   At 5% Interest   Cost of Insurance Rates   (2)(3)     Cost of Insurance Rates   (2)(3)    Cost of Insurance Rates    (2)(3)
Year       Per Year        Surrender    Account     Death      Surrender     Account      Death     Surrender     Account     Death
                            Value        Value      Benefit      Value        Value      Benefit      Value        Value     Benefit
   1          4,988          1,559       3,812     250,000      1,812         4,065      250,000       2,066        4,318    250,000
   2         10,224          5,344       7,597     250,000      6,093         8,345      250,000       6,872        9,125    250,000
   3         15,723          9,034      11,286     250,000     10,527        12,780      250,000      12,146       14,398    250,000
   4         21,497         12,625      14,877     250,000     15,119        17,372      250,000      17,933       20,185    250,000
   5         27,559         16,114      18,366     250,000     19,873        22,125      250,000      24,286       26,538    250,000

   6         33,925         19,737      21,762     250,000     25,031        27,056      250,000      31,503       33,528    250,000
   7         40,608         23,263      25,063     250,000     30,370        32,170      250,000      39,422       41,222    250,000
   8         47,626         26,682      28,257     250,000     35,890        37,465      250,000      48,113       49,688    250,000
   9         54,995         29,996      31,346     250,000     41,601        42,951      250,000      57,663       59,013    250,000
  10         62,732         33,194      34,319     250,000     47,504        48,629      250,000      68,161       69,286    250,000

  15        107,623         49,120      49,120     250,000     81,943        81,943      250,000     140,662      140,662    250,000
  20        164,916         62,112      62,112     250,000    123,519       123,519      250,000     260,043      260,043    317,253

  25        238,039         71,598      71,598     250,000    174,947       174,947      250,000     455,510      455,510    528,392
  30        331,364         76,208      76,208     250,000    240,558       240,558      257,397     775,077      775,077    829,332
  35        450,473         73,923      73,923     250,000    323,781       323,781      339,970   1,299,958    1,299,958  1,364,956

(1) The values illustrated assume a $ 4,750 premium is paid at the beginning of each Policy year. Values would be different if premiums are paid with a different frequency or in different amounts.

(2) The values and benefits are as of the end of the year shown. They assume that no Policy loans or withdrawals have been made. Excessive loans or withdrawals may cause this Policy to lapse because of insufficient account value.

(3) The values and benefits are shown using the cost of insurance charges currently deducted by Life of Virginia. Although Life of Virginia anticipates deducting these charges for the forseeable future, THESE CHARGES ARE NOT GUARANTEED AND COULD BE RAISED AT THE DISCRETION OF LIFE OF VIRGINIA. Accordingly, even if the assumed hypothetical gross annual investment return were earned, the values and benefits under an actual Policy with the listed specifications may be less than those shown if the cost of insurance charges were increased.

THE HYPOTHETICAL GROSS ANNUAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN.

ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING PREVAILING INTEREST RATES, RATES OF INFLATION, AND THE ALLOCATIONS MADE BY AN OWNER AMONG THE INVESTMENT OPTIONS. THE GROSS HYPOTHETICAL INVESTMENT RATES OF RETURN OF 0%, 6% AND 12% SHOWN ABOVE CORRESPOND TO NET ANNUAL RATES OF RETURN OF -1.52%, 4.48% AND 10.48%. THE DEATH BENEFIT AND ACCOUNT VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATE OF RETURN AVERAGES 0%, 6% AND 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

REQUESTING PAYMENTS AND TELEPHONE TRANSACTIONS

         Requesting Payments. Written requests for payment (except for telephone requests) must be sent to our Home Office or given to our authorized agent for forwarding to our Home Office. We will ordinarily pay any Life Insurance Proceeds, loan proceeds or surrender or partial surrender proceeds in a lump sum within seven days after receipt at our Home Office of all the documents required for such a payment. Other than the Life Insurance Proceeds, which are determined as of the date of the Insured's death, the amount will be determined as of the date our Home Office receives all required documents. Life Insurance Proceeds may be paid in a lump sum or under an optional payment plan. See "Optional Payment Plans." Any Life Insurance Proceeds that are paid in one lump sum will include interest from the date of death to the date of payment. Interest will be paid at a rate set by us, or by law if greater. The minimum interest rate which will be paid is 2.5%. Interest will not be paid beyond one year or any longer time set by law. Life Insurance Proceeds will be reduced by any outstanding Policy Debt and any due and unpaid charges and increased by any benefits added by rider.

         We may delay making a payment or processing a transfer request if: (1) the disposal or valuation of Separate Account II's assets is not reasonably practicable because the New York Stock Exchange is closed for other than a regular holiday or weekend, trading is restricted by the SEC, or the SEC declares that an emergency exists; or (2) the SEC by order permits postponement of payment to protect our Policy Owners. We also may defer making payments attributable to a check that has not cleared the bank on which it is drawn.

         Telephone Transactions. You may make certain requests under the Policy by telephone provided we have your written authorization on file at the Home Office. These include requests for transfers, partial surrenders, Policy loans, changes in premium allocation designations, dollar-cost averaging changes and changes in the portfolio rebalancing program. Our Home Office will employ reasonable procedures to confirm that instructions communicated by telephone are genuine. Such procedures may include, among others, requiring some form of personal identification prior to acting upon instructions received by telephone, providing written confirmation of such transactions, and/or tape recording of telephone instructions. Your request for telephone transactions authorizes us to record telephone calls. If reasonable procedures are not employed, we may be liable for any losses due to unauthorized or fraudulent instructions. However, if reasonable procedures are employed, we will not be liable for any losses due to unauthorized or fraudulent instructions.

OTHER POLICY BENEFITS AND PROVISIONS

         Exchange Privilege. During the first 24 Policy Months, you may convert the Policy to a permanent fixed benefit policy. If you object to a material change in the investment policy of Separate Account II or the Investment Subdivisions, you may also convert the Policy to a permanent fixed benefit policy within 60 days after the change. In either case, you may elect either the same death benefit or the same net amount at risk as the existing Policy at the time of conversion. Premiums will be based on the same Age at issue and risk classification of the Insured as the existing Policy. The conversion will be subject to an equitable adjustment in payments and Account Value to reflect variances, if any, in the payments and Account Value under the existing Policy and the new policy. See your Policy for further information.

         Optional Payment Plans. The Policy currently offers the following five optional payment plans as alternatives to the payment of a death benefit or Surrender Value in a lump sum:

         Plan 1 - Income for a Fixed Period. Periodic payments will be made for a fixed period not longer than 30 years. Payments can be annual, semi-annual, quarterly or monthly.

         Plan 2 - Life Income. Equal monthly payments will be made for a guaranteed minimum period. If the payee lives longer than the minimum period, payments will continue for his or her life. The minimum period can be 10, 15 or 20 years.

         Plan 3 - Income of a Definite Amount. Equal periodic payments of a definite amount will be paid. Payments can be annual, semi-annual, quarterly or monthly.

         Plan 4 - Interest Income. Periodic payments of interest earned from the proceeds will be paid. Payments can be annual, semi-annual, quarterly or monthly and will begin at the end of the first period chosen.

         Plan 5 - Joint Life and Survivor Income. Equal monthly payments will be made to two payees for a guaranteed minimum of 10 years. Each payee must be at least 35 years old when payments begin.

         An optional payment plan can be selected in the application or by notifying us in writing at our Home Office. Any amount left with us for payment under an optional payment plan will be transferred to our general account. Payments under an optional payment plan will not vary with the investment performance of Separate Account II because they are all forms of fixed-benefit annuities. See "Tax Treatment of Policy Proceeds." Certain conditions and restrictions apply to payments received under an optional payment plan. For further information, review your Policy or contact an authorized Life of Virginia agent.

         Other Policy Provisions. The Policy contains provisions addressing the following matters:

         Dividends. The Policy is non-participating. No dividends will be paid on the Policy.

         Incontestability. The Policy limits our right to contest the Policy as issued or as increased, except for material misstatements contained in the application or a supplemental application, after it has been in force during the Insured's lifetime for a minimum period, generally for two years from the Policy Date or effective date of the increase. This provision does not apply to riders that provide disability benefits.

         Suicide Exclusion. If the Insured commits suicide while sane or insane, within two years of the Policy Date, Life Insurance Proceeds payable under the Policy will be limited to all premiums paid, less outstanding Policy Debt and less amounts paid upon partial surrender of the Policy.

         If the Insured commits suicide while sane or insane, more than two years after the Policy Date but within two years after the effective date of an increase in the Specified Amount, the proceeds payable with respect to the increase will be limited to the cost of insurance applied to the increase.

         Misstatement of Age or Sex. Life Insurance Proceeds will be adjusted if the Insured's Age or sex has been misstated in the application.

         Written Notice. Any written notice should be sent to us at our Home Office at 6610 West Broad Street, Richmond, Virginia 23230. The notice should include the Policy number and the Insured's full name. Any notice sent by us to you will be sent to the address shown in the application unless an appropriate address change form has been filed with us.

         Owner.  You have rights in the Policy during the Insured's lifetime.
If you die before the Insured and there is no contingent Owner, ownership passes to your estate.

         Beneficiary. You designate the Primary Beneficiaries and Contingent Beneficiaries when you apply for the Policy. If changed, the Primary Beneficiary and Contingent Beneficiary is as shown in the latest change filed with us. One or more Primary Beneficiaries or Contingent Beneficiaries may be named in the application. In such a case, the proceeds will be paid in equal shares to the survivors in the appropriate Beneficiary class, unless you request otherwise.

         Unless an optional payment plan is chosen, the proceeds payable at the Insured's death will be paid in a lump sum to the Primary Beneficiary(ies). If the Primary Beneficiary(ies) dies before the Insured, the proceeds will be paid to the Contingent Beneficiary(ies). If no Beneficiary(ies) survives the Insured, the proceeds will be paid to you or your estate.

         Reinstatement. If the Policy has not been surrendered, the Policy may be reinstated within three years after lapse, subject to compliance with certain conditions, including the payment of a necessary premium and submission of satisfactory evidence of insurability. See your Policy for further information.

         Trustee. If a trustee is named as the Owner or Beneficiary of the Policy and subsequently exercises ownership rights or claims benefits thereunder, we will have no obligation to verify that a trust is in effect or that the trustee is acting within the scope of his/her authority. Payment of policy benefits to the trustee will release us from all obligations under the Policy to the extent of the payment. When we make a payment to the trustee, we will have no obligation to ensure that such payment is applied according to the terms of the trust agreement.

         Other Changes. At any time we may make such changes in the Policy as are necessary to assure compliance at all times with the definition of life insurance prescribed by the Code; to make the Policy, our operations, or the operation of Separate Account II conform with any law or regulation issued by any government agency to which they are subject; or to reflect a change in the operation of Separate Account II, if allowed by the Policy. Only the President or a Vice-President of Life of Virginia has the right to change the Policy. No agent has the authority to change the Policy or waive any of its terms. All endorsements, amendments, or riders must be signed by such officer to be valid.

         Reports. We maintain records and accounts of all transactions involving the Policy, Separate Account II and Policy Debt. Within 30 days after each Policy Anniversary, you will be sent a report showing information about your Policy for the period covered by the report. The report will show the amount of Life Insurance Proceeds, the Account Value in each Investment Subdivision, the Surrender Value and Policy Debt. The report will also show premiums paid and charges made during the Policy Year. You will also be sent an annual and a semi-annual report for each Fund underlying an Investment Subdivision to which you have allocated Account Value, as required by the 1940 Act. In addition, when you pay premiums (other than by pre-authorized checking account deduction), or if you take out a Policy loan, make transfers or make partial surrenders, you will receive a written confirmation of these transactions.

         Change of Owner. You may change the Owner of the Policy by sending a written request on a form satisfactory to us to our Home Office while the Insured is alive and the Policy is in force. The change will take effect the date you sign the written request, but the change will not affect any action we have taken before we receive the written request. A change of Owner does not change the Beneficiary designation.

         Supplemental Benefits. Supplemental benefits are available and may be added to your Policy by rider. Monthly charges for these benefits will be deducted from your Account Value as part of the monthly deduction. See "Monthly Deduction." Examples of these supplemental benefits include term insurance on a spouse or children, additional death benefits if the insured dies in an accident, and waiver of either the monthly deduction or a stipulated amount if the Insured becomes disabled as defined in the rider. Additional rules and limits apply to these supplemental benefits. Please ask your authorized Life of Virginia agent for further information or contact our Home Office.

         Using the Policy as Collateral. The Policy can be assigned as collateral security. We must be notified in writing if you assign the Policy. Any payments made before the assignment and recorded at our Home Office will not be affected. We are not responsible for the validity of an assignment. Your rights and the rights of the Beneficiary may be affected by an assignment.

         Reinsurance. We intend to reinsure a portion of the risks assumed under the Policies.

LIFE OF VIRGINIA

         The Life Insurance Company of Virginia. We are a stock life insurance company operating under a charter granted by the Commonwealth of Virginia on March 21, 1871. We are principally engaged in the offering of life insurance and annuity policies and rank among the 25 largest stock life insurance companies in the United States in terms of business in force. We are admitted to do business in 49 states and the District of Columbia. Our principal offices are at 6610 West Broad Street, Richmond, Virginia 23230.

         Eighty percent of our capital stock is owned by General Electric Capital Assurance Corporation ("GE Capital Assurance"). The remaining 20% is owned by GE Life Insurance Group, Inc. GE Capital Assurance and GE Life Insurance Group, Inc. are indirectly wholly-owned subsidiaries of General Electric Capital Corporation ("GE Capital"). GE Capital, a New York corporation, is a diversified financial services company whose subsidiaries consist of specialty insurance, equipment management, and commercial and consumer financing businesses. GE Capital's parent, General Electric Company, founded more than one hundred years ago by Thomas Edison, is the world's largest manufacturer of jet engines, engineering plastics, medical diagnostic equipment and large electric power generation equipment.

         State Regulation. We are subject to regulation by the State Corporation Commission of the Commonwealth of Virginia. An annual statement is filed with the Virginia Commissioner of Insurance on or before March 1 of each year covering our operations and reporting on our financial condition as of December 31 of the preceding year. Periodically, the Commissioner of Insurance examines our liabilities and reserves and those of Separate Account II and certifies their adequacy, and a full examination of our operations is conducted by the State Corporation Commission, Bureau of Insurance of the Commonwealth of Virginia at least every five years.

         We are also subject to the insurance laws and regulation of other states within which it is licensed to operate.

         Executive Officers and Directors. We are managed by a board of directors. The following table sets forth the name, address and principal occupations during the past five years of each of our executive officers and directors.

Name and Position(s)
With Life of Virginia*               Principal Occupations Last Five Years

Ronald V. Dolan*                    Director, Chairman of the Board, Life of
                                    Virginia since 1997; President and Chief
                                    Executive Officer of First Colony Life
                                    Insurance Company 1992-1997; President,
                                    First Colony Corporation since 1985.

Paul E. Rutledge III*               Director, President and Chief Executive
                                    Officer since 1997; President and Chief
                                    Operating Officer, Life of Virginia, 5/91 to
                                    4/97; Executive Vice President and Chief
                                    Operating Officer, United Investors Life
                                    Insurance Company, Birmingham, Alabama, 9/87 to 4/91.

Selwyn L. Flournoy, Jr.*            Director, Life of Virginia since 5/89;
                                    Senior Vice President, Life of Virginia, since 1980. Chief Financial Officer since
                                    1980.

Linda L. Lanam*                     Director, Life of Virginia, since 2/93;
                                    Senior Vice President since 1997; Vice
                                    President and Senior Counsel, Life of
                                    Virginia, since 1989; Corporate Secretary for Life of Virginia and for a number of Life of Virginia affiliates, since 1992.

Robert D. Chinn*                    Director, Life of Virginia since 1997;
                                    Senior Vice President - Agency, Life of
                                    Virginia, since 1/92; Vice President, Life of Virginia, since 1985.

Elliott Rosenthal                   Senior Vice President - Investment Products
                                    since 1997; Vice President and Senior
                                    Investment Actuary, 1/95 - 4/97; Investment
                                    Actuary, 1/82 - 2/95.

Victor C. Moses                     Director, Life of Virginia, since April 1,
                                    1996. Director of GNA since April 1994.
                                    Senior Vice President, Business Development, and Chief Actuary of GNA since Mary 1993.
                                    Senior Vice President and Chief Financial
                                    Officer of GNA, 1991-1993. Vice President and Chief Actuary of GNA, 1983-1991. Senior
                                    Vice President, Controller and Treasurer GNA
                                    Investors Trust, 1992-1993.

Geoffrey S. Stiff                   Director, Life of Virginia, since April 1,
                                    1996.  Director of GNA since April 1994.
                                    Senior Vice President, Chief Financial
                                    Officer and Treasurer of GNA since May 1993.
                                    Vice President, Chief Financial Officer and
                                    Director of Employers Reinsurance
                                    Corporation 1987-1993.  Senior Vice
                                    President, Controller and Treasurer of GNA
                                    Investors Trust since 1993.

----------------------------------------------------------------
* Messrs. Dolan, Rutledge, Flournoy, Chinn and Ms. Lanam are members of our Executive Committee.

  The principal business address of each person listed, unless otherwise indicated, is The Life Insurance Company of Virginia, 6610 W. Broad Street, Richmond, Virginia 23230.

  The principal business address for Mr. Dolan and Mr. Stiff is First Colony Life Insurance Company, 700 Main Street, Post Office 1280, Lynchburg, VA 24505-1280.

 The principal business address for Mr. Moses is GNA Corporation, Two Union Square, 601 Union Street, Seattle, WA 98101.

  The composition of our Board of Directors changed following our sale on April 1, 1996.

         Separate Account II. Separate Account II was established by us as a separate investment account on August 21, 1986. Separate Account II currently has thirty-four Investment Subdivisions available under the Policy, but that number may change in the future. Each Investment Subdivision invests exclusively in shares representing an interest in a separate corresponding portfolio of one of the nine Funds described above. Net Premiums are allocated in accordance with your instructions among up to seven of the thirty-four Investment Subdivisions available under the Policy.

         The assets of Separate Account II belong to us. Nonetheless, the assets in Separate Account II attributable to the Policies are not chargeable with liabilities arising out of any other business which we may conduct. The assets of Separate Account II shall, however, be available to cover the liabilities of our General Account to the extent that the assets of Separate Account II exceed its liabilities arising under the Policies supported by it. Income and both realized and unrealized gains or losses from the assets of Separate Account II are credited to or charged against Separate Account II without regard to the income, gains or losses arising out of any other business we may conduct.

         Separate Account II is registered with the SEC as a unit investment trust under the 1940 Act and meets the definition of a separate account under the federal securities laws. Registration with the SEC does not involve supervision of the management or investment practices or policies of Separate Account II by the SEC.

         Changes to Separate Account II. Separate Account II may include other Investment Subdivisions that are not available under the Policy and are not otherwise discussed in this prospectus. We may substitute another investment subdivision or insurance company separate account under the Policy if, in our judgment, investment in a Investment Subdivision should no longer be possible or becomes inappropriate to the purposes of the Policies, or if investment in another investment subdivision or insurance company separate account is in the best interest of Owners. No substitution may take place without notice to Owners and prior approval of the SEC and insurance regulatory authorities, to the extent required by the 1940 Act and applicable law.

         We may also, where permitted by law: (1) create new separate accounts;
(2) combine separate accounts, including Separate Account II; (3) add new Investment Subdivisions or remove Investment Subdivisions from Separate Account II; (4) make the Investment Subdivisions available under other policies we issue; (5) deregister Separate Account II under the 1940 Act; and (6) operate Separate Account II under the direction of committee or in another form.

         Voting of Fund Shares. We are the legal owner of shares held by the Investment Subdivisions and as such have the right to vote on all matters submitted to shareholders of the Funds. However, as required by law, we will vote shares held in the Investment Subdivisions at regular and special meetings of shareholders of the Funds in accordance with instructions received from Owners with Account Value in the Investment Subdivisions. To obtain voting instructions from Owners, before a meeting of shareholders of the Funds, we will send Owners voting instruction material, a voting instruction form and any other related material. Shares held by an Investment Subdivision for which no timely instructions are received will be voted by us in the same proportion as those shares for which voting instructions are received. Should the applicable federal securities laws, regulations or interpretations thereof change so as to permit us to vote shares of the Funds in our own right, we may elect to do so. We may, if required by state insurance officials, disregard your voting instructions if such instructions would require shares to be voted so as to cause a change in sub-classification or investment objectives of one or more of the Funds, or to approve or disapprove an investment advisory agreement. In addition, we may under certain circumstances disregard voting instructions that would require changes in the investment policy or investment adviser of one or more of the Funds, provided that we reasonably disapprove of such changes in accordance with applicable federal regulations. If we ever disregard voting instructions, Owners will be advised of that action and of the reasons for such action in the next report to Owners.

TAX CONSIDERATIONS

The following discussion is general and is not intended as tax advice.

         Tax Status of the Policy. The Code, in section 7702, establishes a statutory definition of life insurance for tax purposes. We believe that the Policy meets the statutory definition of life insurance, which places limitations on the amount of premiums that may be paid. If the Specified Amount of a Policy is increased or decreased, the applicable premium limitation may change. In the case of a decrease in the Specified Amount, a partial surrender, a change from Option A to Option B, or any other such change that reduces benefits under the Policy during the first 15 years after a Policy is issued and that results in a cash distribution to you in order for the Policy to continue complying with section 7702 definitional limitations on premiums and cash values, certain amounts prescribed in section 7702 which are so distributed will be includable in your ordinary income (to the extent of any gain in the Policy). Such income inclusion will also occur, in certain circumstances, with respect to cash distributions made in anticipation of reductions in benefits under the Policy.

         The Code (section 817(h)) and regulations promulgated thereunder by the Secretary of the Treasury (the "Treasury") prescribe diversification standards for the investments of Separate Account II which must be met in order for the Policy to be treated as a life insurance contract for federal tax purposes. Separate Account II, through the Funds, intends to comply with the diversification requirements prescribed by the Treasury. Although we do not control the Funds, we have entered into agreements regarding participation in the Funds which require the Funds to be operated in compliance with the requirements prescribed by the Treasury. Thus, we believe that Separate Account II will be treated as adequately diversified for federal tax purposes.

         In certain circumstances, variable contract owners may be considered the owners, for federal tax purposes, of the assets of the separate account used to support such contracts. In those circumstances, income and gains from the separate account assets would be includable in the variable contract owners' gross income annually as earned. The Internal Revenue Service (the "Service") has stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. The Treasury has announced, in connection with the issuance of regulations concerning diversification requirements, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset [i.e. separate] account may cause the investor, rather than the insurance company, to be treated as the owner of the assets of the account." This announcement also stated that guidance would be issued by the way of regulation or published rulings on the "extent to which policyholders may direct their investments to particular sub-accounts [of a separate account] without being treated as owners of the underlying assets."

         The ownership rights under the Policy are similar to, but different in certain respects from, those present in situations addressed by the Service in rulings in which it was determined that contract owners were not owners of separate account assets. For example, you have the choice of more Funds to which to allocate premiums and cash values and may be able to reallocate more frequently than in such rulings. These differences could result in you being considered, under the standard of those rulings, the owner of the assets of Separate Account II. To ascertain the tax treatment of our policyowners, we have requested, with regard to a policy similar to this Policy, a ruling from the Service that we, and not our policyowners, are the owner of the assets of the separate account there involved for federal income tax purposes. The Service informed us that it will not rule on the request until issuance of the promised guidance referred to in the preceding paragraph. Because we do not know what standards will be set forth in the regulations or revenue rulings which the Treasury has stated it expects to issue, we have reserved the right to modify our practices to attempt to prevent you from being considered the owner of the assets of Separate Account II.

         Frequently, if the Service or the Treasury sets forth a new position which is adverse to taxpayers, the position is applied on a prospective basis only. Thus, if the Service or the Treasury were to issue regulations or a ruling which treated you as the owner of the assets of Separate Account II, that treatment might only apply on a prospective basis. However, if the ruling or regulations were not considered to set forth a new position, you might be retroactively determined to be the owner of a portion of the assets of Separate Account II for tax purposes.

         The following discussion assumes that the Policy will qualify as a life insurance contract for federal tax purposes.

         Tax Treatment of Policy Proceeds. The Policies should receive the same Federal income tax treatment as fixed benefit life insurance. As a result, the Life Insurance Proceeds payable under either benefit option are excludable from the gross income of the Beneficiary under section 101 of the Code, and you will not be deemed to be in constructive receipt of the Surrender Value under a Policy until actual surrender. If proceeds payable upon death of the Insured are paid under optional payment Plan 4 (interest income), the interest payments will be includable in the Beneficiary's income. If proceeds payable on death are applied under optional payment plan 3 and the Beneficiary is at an advanced age at such time, such as age 80 or older, it is possible that payments would be treated in a manner similar to that under Plan 4. If the proceeds payable upon death of the Insured are paid under one of the other optional payment plans, the payments will be prorated between amounts attributable to the death benefit which will be excludable from the Beneficiary's income and amounts attributable to interest which will be includable in the Beneficiary's income. In the event of certain cash distributions under the Policy resulting from any change which reduces future benefits under the Policy, the distribution will be taxed in whole or in part as ordinary income (to the extent of gain in the Policy). See discussion above, "Tax Status of the Policy."

         For an Insured who survived beyond the end of the Commissioners' 1980 Standard Ordinary Mortality Table, there may be a question about taxation of death benefit proceeds and constructive receipt. Because we continue to charge for the insurance risk beyond age 100, we believe that the proceeds will continue to be protected from taxation. Therefore, we have no current plans to withhold or report taxes in this situation.

         Except as noted below, a loan received under a Policy will be treated as your indebtedness, so that no part of any loan under a Policy will constitute income to you so long as the Policy remains in force, and a partial surrender under a Policy will not constitute income except to the extent it exceeds the total premiums paid for the Policy (reduced by any amounts previously withdrawn which were not treated as income). However, with respect to the portion of any loan that is attributable to cash value in excess of the total premium payments under the Policy, it is possible that the Service could treat you as being in receipt of certain amounts of income.

         Generally, interest paid on loans under a Policy will not be tax deductible, except in the case of certain loans under a Policy covering a "key person." A tax adviser should be consulted before taking any policy loan.

         The right to exchange the Policy for a permanent fixed benefit policy (see "Exchange Privilege"), the right to change Owners (see "Change of Owner"), the provision for surrenders, the right to change from one death benefit option to another, and other changes reducing future death benefits may have tax consequences depending on the circumstances of such exchange, change or surrender. Upon complete surrender, if the amount received plus the Policy Debt exceeds the total premiums paid (less any amounts treated as previously withdrawn by you), the excess generally will be treated as ordinary income.

         Federal estate and state and local estate, inheritance and other tax consequences of ownership or receipt of Policy proceeds depend on the circumstances of each Owner or Beneficiary.

         Tax Treatment of Policy Loans and Other Distributions. The Technical Miscellaneous Revenue Act of 1988 (TAMRA) includes the following provisions, which affect the taxation of distributions (other than proceeds paid at the death of the insured) from life insurance contracts:

  1. If premiums are paid more rapidly than the rate defined by a "7-Pay Test," the Policy will be classified as a "modified endowment contract." This test applies a cumulative limit on the amount of payments that can be made into a Policy in order to avoid modified endowment contract treatment.

  2. Any Policy received in exchange for a policy classified as a modified endowment contract will be treated as a modified endowment contract regardless of whether it meets the 7-Pay Test.

  3. Loans (including unpaid interest thereon) from a Policy classified as a modified endowment contract will be considered distributions.

  4. Distributions (including partial surrenders, loans and loan interest, assignments and pledges) from a Policy classified as a modified endowment contract will be taxed first as distributions of income from the Policy (to the extent that the cash value of the Policy, before reduction by any surrender charge or loan, exceeds the total premiums paid less any previous untaxed withdrawals), and then as a non-taxable recovery of premium.

  5. A penalty tax of 10% will be imposed on distributions includable in income (including complete and partial surrenders, loans and loan interest, assignments and pledges) from a Policy classified as a modified endowment contract, unless such distributions are made (1) after you attain age 59 1/2, (2) because you have become disabled, or
         (3) as substantially equal annuity payments over your life or life expectancy (or over the joint lives or life expectancies of you and your beneficiary).

         In order to avoid classification as a modified endowment contract, a Policy must not have been issued in exchange for a modified endowment contract, and premiums paid under the Policy must not be paid more rapidly than the 7-Pay Test allows. We will provide you guidance as to the amount of premium payments that may be paid if you wish to avoid treatment of the Policy as a modified endowment contract.

         Additionally, all life insurance contracts which are treated as modified endowment contracts and which are issued by us or any of our affiliates with the same person designated as the owner within the same calendar year will be aggregated and treated as one contract for purposes of determining any tax on distributions.

         The provisions of TAMRA are complex and are open to considerable variation in interpretation. You should consult your tax advisor before making any decisions regarding increases or decreases in or additions to coverage or distributions from your Policy.

         Taxation of Life of Virginia. Because of our current status under the Code, we do not expect to incur any Federal income tax liability that would be chargeable to Separate Account II. Based upon this expectation, no charge is being made currently to Separate Account II for Federal income taxes. If, however, we determine that such taxes may be incurred, we may assess a charge for those taxes from Separate Account II.

         We may also incur state and local taxes (in addition to premium taxes for which a deduction from premiums is currently made) in several states. At present, these taxes are not significant. If there is a material change in state or local tax laws, charges for such taxes attributable to Separate Account II may be made.

         Income Tax Withholding. Generally, unless you provide us with a written election to the contrary before a distribution is made, we are required to withhold income taxes from any portion of the money received by you upon surrender of the Policy (and if the Policy is a modified endowment contract, upon a partial surrender or a Policy loan). If you request that no taxes be withheld, or if we do not withhold a sufficient amount of taxes, you will be responsible for the payment of any taxes and early distribution penalties that may be due on the amounts received. You may also be required to pay penalties under the estimated tax rules, if your withholding and estimated tax payments are insufficient to satisfy your total tax liability. You may, therefore, want to consult a tax advisor.

The foregoing discussion is general and is not intended as tax advice.

         Other Considerations. Any person concerned about these tax implications should consult a competent tax advisor. This discussion is based on our understanding of the present Federal income tax laws as they are currently interpreted by the Service. No representation is made as to the likelihood of continuation of these current laws and interpretations. It should be further understood that the foregoing discussion is not exhaustive and that special rules not described in this prospectus may be applicable in certain situations. Moreover, no attempt has been made to consider any applicable state or other tax laws.

LEGAL DEVELOPMENTS REGARDING EMPLOYMENT-RELATED BENEFIT PLANS

         In 1983, the Supreme Court held in Arizona Governing Committee v. Norris, that optional annuity benefits provided under an employee's deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women on the basis of sex. The Policy contains guaranteed cost of insurance rates and guaranteed purchase rates for certain settlement options that distinguish between men and women. Accordingly, employers and employee organizations should consider, in consultation with legal counsel, the impact of Norris, and Title VII generally, on any employment-related insurance or benefit program for which a Policy may be purchased.

 ADDITIONAL INFORMATION

         Sale of Policies. The Policies will be sold by our licensed life insurance agents who are also registered representatives of Forth Financial Securities Corporation, the principal underwriter of the Policies, or of broker-dealers who have entered into written sales agreements with the principal underwriter. Forth Financial Securities Corporation, a Virginia Corporation, located at 6610 W. Broad Street, Richmond, Virginia 23230, is registered with the SEC under the Securities Exchange Act of 1934 as a broker-dealer and a member of the National Association of Securities Dealers, Inc. Forth Financial Securities Corporation also serves as principal underwriter for other variable life insurance and variable annuity policies issued by us. However, no amounts have been retained by Forth Financial Securities Corporation for acting as principal underwriter of these other policies.

         Our writing agents will receive commissions based on a commission schedule and rules. First-year commissions depend on the Insured's Age, risk class, and the size of the policy. In the first Policy Year, the agent will receive a commission of up to 95% of the maximum commissionable premium plus up to 4.0% of premiums paid in excess of the maximum commissionable premium. In renewal years, the agent receives up to 4.0% of the premiums paid. A trail commission equal to an annual rate of 0.15% of Account Value may be paid on Policies that after the fifth Policy Year have an Account Value equal to or greater than $10,000.

         Other Information. A registration statement under the Securities Act of 1933 has been filed with the SEC relating to the offering described in this prospectus. This prospectus does not include all the information set forth in the registration statement. The omitted information may be obtained at the SEC's principal office in Washington, D.C. by paying the SEC's prescribed fees.

         Litigation. No legal or administrative proceeding is pending that would have a material effect upon Separate Account II.

         Legal Matters. The legal matters in connection with the Policy described in this prospectus have been passed on by J. Neil McMurdie, Associate
Counsel and Assistant Vice President of Life of Virginia.   Sutherland, Asbill &
Brennan LLP of Washington, D.C. has provided advice on matters relating to the federal securities laws.

         Experts.

         KPMG Peat Marwick LLP. The consolidated balance sheet of The Life Insurance Company of Virginia and subsidiary as of December 31, 1996, and the related consolidated statements of income, shareholders' equity and cash flows for the nine months ended December 31, 1996 and the preacquisition three months period ended March 31, 1996, and the Statement of Assets and Liabilities of Life of Virginia Separate Account II as of December 31, 1996 and the related statements of operations and changes in net assets for the year or period then ended have been included herein and in the registration statement in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants appearing elsewhere herein, and upon the authority of said firm as experts in account and auditing.

         Ernst & Young LLP. The consolidated financial statements of The Life Insurance Company of Virginia and subsidiaries at December 31, 1995 and for each of the two years in the period ended December 31, 1995 and the statements of operations and statements of changes in net assets of Life of Virginia Separate Account II for each of the two years or periods ended December 31, 1995, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, to the extent indicated in their reports thereon also appearing elsewhere herein, and are included in reliance upon such reports given upon the authority of such firm as experts in account and auditing.

         Actuarial Matters. Actuarial matters included in this prospectus have been examined by Bruce E. Booker, an actuary of Life of Virginia, whose opinion is filed as an exhibit to the registration statement.

         Change in Auditors. Subsequent to the acquisition of us by GNA Corporation on April 1, 1996, we selected KPMG Peat Marwick LLP to be our auditor. Accordingly, our principal auditor has changed for the year ending December 31, 1996, from Ernst & Young LLP, to KPMG Peat Marwick LLP. The former auditors were dismissed and KPMG Peat Marwick LLP was retained because KPMG Peat

Marwick LLP is the auditor for GE Capital, the indirect parent of GNA Corporation. This change of auditors was approved by the members of our Board of Directors.

         Neither KPMG Peat Marwick LLP's nor Ernst & Young LLP's reports on the financial statements contains any adverse opinions or a disclaimer of opinion, or was qualified or modified as a uncertainty or audit scope. Furthermore, there were no disagreements with either on any matter of accounting principle or practice, financial statement disclosure or auditing scope or procedure which would have caused them to make reference to the subject matter of the disagreement in connection with their reports.

         Financial Statements. The consolidated financial statements of Life of Virginia and subsidiaries included herein should be distinguished from the financial statements of Separate Account II and should be considered only as bearing on our ability to meet our obligations under the Policies. Such consolidated financial statements of Life of Virginia and subsidiaries should not be considered as bearing on the investment performance of the assets held in Separate Account II.

                           LIFE OF VIRGINIA SEPARATE
                           ACCOUNT II
                           Financial Statements
                           For the nine months ended September 30, 1997
                           (Unaudited)

LIFE OF VIRGINIA SEPARATE ACCOUNT II


Table of Contents

For the nine months ended September 30, 1997

---------------------------------------------------------------

                                                   Page


Financial Statements:

      Statement of Assets and Liabilities...........1
      Statement of Operations.......................7
      Statement of Changes in Net Assets...........13

Notes to Financial Statements......................19


---------------------------------------------------------------

 LIFE OF VIRGINIA SEPARATE ACCOUNT II

 Statement of Assets and Liabilities
 As of September 30, 1997
 (Unaudited)

------------------------------------------------------------------------------------------------------------------------------------

                                                                 GE Investments Funds, Inc.
                                                ------------------------------------------------------------------------------------
                                                                                                                Real
                                                  S&P 500  Government      Money      Total International     Estate  Global   Value
                                                    Index  Securities     Market     Return       Equity  Securities  Income  Equity
 Assets                                              Fund        Fund       Fund       Fund         Fund        Fund    Fund    Fund
------------------------------------------------------------------------------------------------------------------------------------
 Investment in GE Investments Funds, Inc., at
    fair value (note 2):
      S&P 500 Index Fund (151,383
         shares; cost - $2,658,044)            $2,906,560           -          -          -            -           -       -       -
      Government Securities Fund (32,286
         shares; cost - $324,204)                       -     321,890          -          -            -           -       -       -
      Money Market Fund (1,950,236 shares;
         cost - $2,177,356)                             -           -  1,950,236          -            -           -       -       -
      Total Return Portolio (226,047 shares;
         cost - $3,497,054)                             -           -          -  3,336,461            -           -       -       -
      International Equity Fund (5,395 shares;
      cost - $61,639)                                   -           -          -          -       69,374           -       -       -
      Real Estate Securities Fund
         (9,627 shares; cost - $141,339)                -           -          -          -            -     163,276       -       -
      Global Income Fund
         (915 shares; cost - $9,318)                    -           -          -          -            -           -   9,445       -
      Value Equity Fund                                 -           -          -          -            -           -       -       -
         (109 shares; cost - $1,336)                    -           -          -          -            -           -       -   1,448
 Receivable from affiliate (note 3)                 2,608           -          -    265,585            -         649       -       -
 Receivable for units sold                              -           -          -          -           62           -       -       -
------------------------------------------------------------------------------------------------------------------------------------

 Total assets                                  $2,909,168     321,890  1,950,236  3,602,046       69,436     163,925   9,445   1,448
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------

 Liabilities
------------------------------------------------------------------------------------------------------------------------------------

 Accrued expenses payable to affiliate (note 3)     5,561       1,647    147,543      7,251          143         286      19       3
 Payable for units withdrawn                        1,169         277     20,560        292            -          77       -      21
------------------------------------------------------------------------------------------------------------------------------------

 Total liabilities                                  6,730       1,924    168,103      7,543          143         363      19      24
------------------------------------------------------------------------------------------------------------------------------------

 Net assets                                    $2,902,438     319,966  1,782,133  3,594,503       69,293     163,562   9,426   1,424
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------

 Outstanding units                                 72,057      16,519    110,760    119,458        5,058       8,686     916     107
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------

 Net asset value per unit                      $    40.28       19.37      16.09      30.09        13.70       18.83   10.29   13.28
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------

 See accompanying notes to unaudited financial statements.

 LIFE OF VIRGINIA SEPARATE ACCOUNT II

 As of September 30, 1997
 (Unaudited)

------------------------------------------------------------------------------------------------------------------------------------

                                                                          Oppenheimer Variable Account Funds
                                                ------------------------------------------------------------------------------------
                                                                                     Capital                       High     Multiple
                                                Money                Bond       Appreciation      Growth         Income   Strategies
 Assets                                          Fund                Fund               Fund        Fund           Fund         Fund
------------------------------------------------------------------------------------------------------------------------------------
 Investment in Oppenheimer Variable
    Account Funds, at fair value (note 2):
      Money Fund (517 shares; cost -  $517)    $  517                   -                  -           -              -            -
      Bond Fund (23,738 shares;
      cost - $274,158)                              -             278,916                  -           -              -            -
      Capital Appreciation Fund
         (72,425 shares; cost - $2,451,203)         -                   -          3,213,507           -              -            -
      Growth Fund (67,956 shares;
      cost - $1,693,296)                            -                   -                  -   2,256,142              -            -
      High Income Fund (117,119 shares;
         cost - $1,276,734)                         -                   -                  -           -      1,351,555            -
      Multiple Strategies Fund
         (38,195 shares; cost - $562,414)           -                   -                  -           -              -      657,710
 Receivable from affiliate (note 3)                41                   -             12,062       2,016          3,035        4,241
 Receivable for units sold                          -                   -                  -           -              -            -
------------------------------------------------------------------------------------------------------------------------------------

 Total assets                                  $  558             278,916          3,225,569   2,258,158      1,354,590      661,951
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------

 Liabilities
------------------------------------------------------------------------------------------------------------------------------------

 Accrued expenses payable to affiliate (note 3)     1               1,840              6,336       4,409          2,625        1,360
 Payable for units withdrawn                        -                 290                797         520            601          122
------------------------------------------------------------------------------------------------------------------------------------

 Total liabilities                                  1               2,130              7,133       4,929          3,226        1,482
------------------------------------------------------------------------------------------------------------------------------------

 Net assets                                    $  557             276,786          3,218,436   2,253,229      1,351,364      660,469
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------

 Outstanding units                                 35              12,673             72,865      52,134         39,875       22,246
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------

 Net asset value per unit                      $16.09               21.84              44.17       43.22          33.89        29.69
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------

 See accompanying notes to unaudited financial statements.

 LIFE OF VIRGINIA SEPARATE ACCOUNT II

 As of September 30, 1997
 (Unaudited)

----------------------------------------------------------------------------------------------------------------------------------
                                                                       Variable Insurance Products Fund
                                             -------------------------------------------------------------------------------------
                                                    Money                High             Equity
                                                   Market              Income             Income             Growth       Overseas
 Assets                                         Portfolio           Portfolio          Portfolio          Portfolio      Portfolio
----------------------------------------------------------------------------------------------------------------------------------
 Investment in Variable Insurance Products
    Fund, at fair value (note 2):
      Money Market Portfolio (303,359 shares;
         cost - $303,359)                      $ 303,359                   -                  -                  -              -
      High Income Portfolio (17,018 shares;
         cost - $190,775)                              -             228,894                  -                  -              -
      Equity-Income Portfolio (211,253 shares;
         cost - $4,137,768)                            -                   -          5,027,812                  -              -
      Growth Portfolio (128,192 shares;
         cost - $3,757,460)                            -                   -                  -          4,794,363              -
      Overseas Portfolio (89,799 shares;
         cost - $1,545,451)                            -                   -                  -                  -      1,847,171
 Accrued investment income                         1,413                   -                  -                  -              -
 Receivable from affiliate (note 3)                    -               1,230             39,810              7,910          4,206
 Receivable for units sold                             -                   -                  -                  -            321
---------------------------------------------------------------------------------------------------------------------------------

 Total assets                                  $ 304,772             230,124          5,067,622          4,802,273      1,851,698
---------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------

 Liabilities
---------------------------------------------------------------------------------------------------------------------------------

 Accrued expenses payable to affiliate (note 3)    9,972                 469              9,658              9,545          3,778
 Payable for units withdrawn                           -                  61              1,323              1,410              -
---------------------------------------------------------------------------------------------------------------------------------

 Total liabilities                                 9,972                 530             10,981             10,955          3,778
---------------------------------------------------------------------------------------------------------------------------------

 Net assets                                    $ 294,800             229,594          5,056,641          4,791,318      1,847,920
---------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------

 Outstanding units                                18,265               7,767            127,984            110,501         71,597
---------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------

 Net asset value per unit                      $   16.14               29.56              39.51              43.36          25.81
---------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------

 See accompanying notes to unaudited financial statements.

 LIFE OF VIRGINIA SEPARATE ACCOUNT II

 As of September 30, 1997
 (Unaudited)

----------------------------------------------------------------------------------------------------------------------------------


                                                    Variable Insurance     Variable Insurance
                                                     Products Fund II       Product Fund III          Advisers Management Trust
                                                ----------------------- --------------------------- ------------------------------
                                                     Asset               Growth &           Growth
                                                   Manager  Contrafund     Income    Opportunities   Balanced      Bond     Growth
 Assets                                          Portfolio   Portfolio  Portfolio        Portfolio  Portfolio Portfolio  Portfolio
----------------------------------------------------------------------------------------------------------------------------------
 Investment in Variable Insurance Products
    Fund II, at fair value (note 2):
      Asset Manager Portfolio (233,136 shares;
         cost - $3,581,452)                    $ 4,110,193           -          -                -          -         -          -
      Contrafund Portfolio (90,705 shares;
         cost - $1,522,642)                              -   1,832,250          -                -          -         -          -
 Investment in Variable Insurance Products
    Fund III, at fair value (note 2):
      Growth & Income Portfolio (763 shares;
         cost - $8,802)                                  -           -      9,472                -          -         -          -
      Growth Opportunities Portfolio
         (3,206 shares;  cost - $58,606)                 -           -          -           59,240          -         -          -
 Investment in Advisers Management Trust,
    at fair value (note 2):
      Balanced Portfolio (15,096 shares;
         cost - $226,409)                                -           -          -                -    271,719         -          -
      Bond Portfolio (4,026 shares;
         cost - $56,271)                                 -           -          -                -          -    56,165          -
      Growth Portfolio (4,793 shares;
         cost - $108,070)                                -           -          -                -          -         -    149,628
 Receivable from affiliate (note 3)                  9,076      24,450          -              823          -         -      2,624
 Receivable for units sold                               -           -          -                -          -         -          -
----------------------------------------------------------------------------------------------------------------------------------

 Total assets                                  $ 4,119,269   1,856,700      9,472           60,063    271,719    56,165    152,252
----------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------

 Liabilities
----------------------------------------------------------------------------------------------------------------------------------

 Accrued expenses payable to affiliate (note 3)      8,322       3,644         13               32      1,828     1,619        331
 Payable for units withdrawn                         1,324         280         34               11          4         -          8
----------------------------------------------------------------------------------------------------------------------------------

 Total liabilities                                   9,646       3,924         47               43      1,832     1,619        339
----------------------------------------------------------------------------------------------------------------------------------

 Net assets                                    $ 4,109,623   1,852,776      9,425           60,020    269,887    54,546    151,913
----------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------

 Outstanding units                                 164,582      87,976        786            5,065     13,133     4,157      7,392
------------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------

 Net asset value per unit                      $     24.97       21.06      11.99            11.85      20.55     13.12      20.55
----------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------

 See accompanying notes to unaudited financial statements.

 LIFE OF VIRGINIA SEPARATE ACCOUNT II

 As of September 30, 1997
 (Unaudited)

------------------------------------------------------------------------------------------------------------------------------

                                                    Federated Investors
                                                      Insurance Series        Alger American Fund      PBHG Insurance Series Fund
                                             -------------------------------  -----------------------  ---------------------------
                                               American        High                    Small                     PBHG         PBHG
                                                Leaders Income Bond  Utility  Capitalization     Growth     Large Cap    Growth II
                                                Fund II     Fund II  Fund II       Portfolio  Portfolio     Portfolio    Portfolio
----------------------------------------------------------------------------------------------------------------------------------
Investments in Federated Investors
  Insurance Series, at fair value (note 2):
    American Leaders Fund II  (1,368 shares;
      cost - $24,087)                        $  26,228           -        -               -          -          -         -
    High Income Bond Fund II  (8,557 shares;
      cost - $86,930)                                -       91,818       -               -          -          -         -
    Utility Fund II (10,775 shares;
    cost - $124,101)                                 -            - 136,308            -          -          -         -
Investment in Alger American,
    at fair value (note 2):
    Small Capitalization Portfolio
      (27,032 shares; cost - $1,202,288)             -           -        -       1,261,306          -          -         -
    Growth Portfolio (18,862 shares;
      cost - $698,198)                               -           -        -               -    835,230          -         -
Investment in PBHG Insurance Series
 Fund Inc., at fair value (note 2):
    PBHG Large Cap Portfolio
      (2,010 shares;  cost - $23,669)                -           -        -               -          -     24,043         -
    PBHG Growth II Portfolio
      (1,292 shares;  cost - $14,070)                -           -        -               -          -          -    14,782
Receivable from affiliate (note 3)                  52         757        -          11,258      6,788        387         -
Receivable for units sold                            -           -        -               -          -          -         -
---------------------------------------------------------------------------------------------------------------------------

Total assets                                 $  26,280      92,575  136,308       1,272,564    842,018     24,430    14,782
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------

Liabilities
---------------------------------------------------------------------------------------------------------------------------

Accrued expenses payable to affiliate
   (note 3)                                         39         342      696           2,382      1,764         17        58
Payable for units withdrawn                         20          10       30             605        103         79         4
---------------------------------------------------------------------------------------------------------------------------

Total liabilities                                   59         352      726           2,987      1,867         96        62
---------------------------------------------------------------------------------------------------------------------------

Net assets                                   $  26,221      92,223  135,582       1,269,577    840,151     24,334    14,720
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------

Outstanding units                                1,837       6,132    8,938         110,590     59,755      2,040     1,290
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------

Net asset value per unit                     $   14.27       15.04    15.17           11.48      14.06      11.93     11.41
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------

 See accompanying notes to unaudited financial statements.

LIFE OF VIRGINIA SEPARATE ACCOUNT II

As of September 30, 1997
(Unaudited)

------------------------------------------------------------------------------------------------------------------


                                                                       Janus Aspen Series
                                             ---------------------------------------------------------------------
                                             Aggressive                      Worldwide                   Flexible
                                                 Growth         Growth          Growth       Balanced      Income
                                              Portfolio      Portfolio       Portfolio      Portfolio   Portfolio
------------------------------------------------------------------------------------------------------------------
Investment in Janus Aspen Series,
 at fair value (note 2):
    Aggressive Growth Portfolio
       (95,121 shares;  cost - $1,752,831)   $  1,919,537              -               -            -           -
    Growth Portfolio (98,466 shares;
      shares; cost - $1,504,240)                        -      1,844,262               -            -           -
    Worldwide Growth Portfolio
      (120,557 shares; cost - $ 2,422,029)              -              -       2,930,753            -           -
    Balanced Portfolio (19,901 shares;
      cost - $288,892)                                  -              -               -      342,901           -
    Flexible Income Portfolio
      (3,032 shares; cost - $34,856)                    -              -               -            -      35,502
    International Growth Portfolio
      (14,836 shares; cost - $255,377)                  -              -               -            -           -
    Capital Appreciation Portfolio
      (659 shares; cost - $7,565)                       -              -               -            -           -
Receivable from affiliate (note 3)                 26,495         16,845          15,756        1,461         271
Receivable for units sold                               -              -               -            -           -
------------------------------------------------------------------------------------------------------------------

Total assets                                 $  1,946,032      1,861,107       2,946,509      344,362      35,773
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------

Liabilities
------------------------------------------------------------------------------------------------------------------

Accrued expenses payable to affiliate
   (note 3)                                        3,473          3,569           5,321          661          96
Payable for units withdrawn                          884            353           1,149           48          26
------------------------------------------------------------------------------------------------------------------

Total liabilities                                  4,357          3,922           6,470          709         122
------------------------------------------------------------------------------------------------------------------

Net assets                                  $  1,941,675      1,857,185       2,940,039      343,653      35,651
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------

Outstanding units                                122,503        110,613         157,474       25,011       3,009
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------

Net asset value per unit                    $      15.85          16.79           18.67        13.74       11.85
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------

                                                   Janus Aspen Series

                                           ------------------------------
                                             International        Capital
                                                   Growth    Appreciation
                                                Portfolio       Portfolio
--------------------------------------------------------------------------
Investment in Janus Aspen Series,
 at fair value (note 2):
    Aggressive Growth Portfolio
       (95,121 shares;  cost - $1,752,831)              -               -
    Growth Portfolio (98,466 shares;
      shares; cost - $1,504,240)                        -               -
    Worldwide Growth Portfolio
      (120,557 shares; cost - $ 2,422,029)              -               -
    Balanced Portfolio (19,901 shares;
      cost - $288,892)                                  -               -
    Flexible Income Portfolio
      (3,032 shares; cost - $34,856)                    -               -
    International Growth Portfolio
      (14,836 shares; cost - $255,377)            287,965               -
    Capital Appreciation Portfolio
      (659 shares; cost - $7,565)                       -           8,528
Receivable from affiliate (note 3)                  1,539               3
Receivable for units sold                               -               -
--------------------------------------------------------------------------

Total assets                                      289,504           8,531
--------------------------------------------------------------------------
--------------------------------------------------------------------------

Liabilities
--------------------------------------------------------------------------

Accrued expenses payable to affiliate
   (note 3)                                          505              17
Payable for units withdrawn                           27               -
--------------------------------------------------------------------------

Total liabilities                                    532              17
--------------------------------------------------------------------------

Net assets                                       288,972           8,514
--------------------------------------------------------------------------
--------------------------------------------------------------------------

Outstanding units                                 20,910             725
--------------------------------------------------------------------------
--------------------------------------------------------------------------

Net asset value per unit                           13.82           11.74
--------------------------------------------------------------------------
--------------------------------------------------------------------------

See accompanying notes to unaudited financial statements.

LIFE OF VIRGINIA SEPARATE ACCOUNT II

Statement of Operations
For the period ended September 30, 1997
(Unaudited)

---------------------------------------------------------------------------------------------------------------------------

                                                                                          GE Investments Funds, Inc.
                                                                       ----------------------------------------------------
                                                                                S&P 500        Government           Money
                                                                                  Index        Securities          Market
                                                                                   Fund              Fund            Fund
                                                                       ----------------------------------------------------
                                                                            Nine Months       Nine Months     Nine Months
                                                                          Ended 9/30/97     Ended 9/30/97   Ended 9/30/97
---------------------------------------------------------------------------------------------------------------------------

 Investment income:
      Income - Dividends                                             $                -                 -       2,034,256
      Expenses - Mortality and expense risk charges (note 3)                     12,049             1,612          10,380
---------------------------------------------------------------------------------------------------------------------------

 Net investment income (expense)                                                (12,049)           (1,612)      2,023,876
---------------------------------------------------------------------------------------------------------------------------

 Net realized and unrealized gain (loss) on investments:
         Net realized gain (loss)                                                (5,854)           (2,534)     (1,425,432)
         Unrealized appreciation (depreciation) on investments                  545,474            15,749        (528,078)
---------------------------------------------------------------------------------------------------------------------------

 Net realized and unrealized gain (loss) on investments                         539,620            13,215      (1,953,510)
---------------------------------------------------------------------------------------------------------------------------

 Increase in net assets from operations                              $          527,571            11,603          70,366
---------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------

                                                                                   GE Investments Funds, Inc.
                                                                    ----------------------------------------------------
                                                                              Total     International      Real Estate
                                                                             Return            Equity       Securities
                                                                               Fund              Fund             Fund
                                                                    ----------------------------------------------------
                                                                        Nine Months       Nine Months      Nine Months
                                                                      Ended 9/30/97     Ended 9/30/97    Ended 9/30/97
------------------------------------------------------------------------------------------------------------------------

 Investment income:
      Income - Dividends                                                          -                 -                -
      Expenses - Mortality and expense risk charges (note 3)                 17,920               277              505
------------------------------------------------------------------------------------------------------------------------

 Net investment income (expense)                                            (17,920)             (277)            (505)
------------------------------------------------------------------------------------------------------------------------

 Net realized and unrealized gain (loss) on investments:
         Net realized gain (loss)                                           (48,671)              612            1,390
         Unrealized appreciation (depreciation) on investments              516,988             8,382           19,464
------------------------------------------------------------------------------------------------------------------------

 Net realized and unrealized gain (loss) on investments                     468,317             8,994           20,854
------------------------------------------------------------------------------------------------------------------------

 Increase in net assets from operations                                     450,397             8,717           20,349
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------

                                                                        GE Investments Funds, Inc.
                                                                    -------------------------------
                                                                              Global          Value
                                                                              Income         Equity
                                                                                Fund           Fund
                                                                    --------------------------------
                                                                         Period from    Period from
                                                                        6/18-9/30/97   6/17-9/30/97
----------------------------------------------------------------------------------------------------

 Investment income:
      Income - Dividends                                                           -              -
      Expenses - Mortality and expense risk charges (note 3)                      14              1
----------------------------------------------------------------------------------------------------

 Net investment income (expense)                                                 (14)            (1)
----------------------------------------------------------------------------------------------------

 Net realized and unrealized gain (loss) on investments:
         Net realized gain (loss)                                                 16              6
         Unrealized appreciation (depreciation) on investments                   127            112
----------------------------------------------------------------------------------------------------

 Net realized and unrealized gain (loss) on investments                          143            118
----------------------------------------------------------------------------------------------------

 Increase in net assets from operations                                          129            117
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------

 See accompanying notes to unaudited financial statements.

LIFE OF VIRGINIA SEPARATE ACCOUNT II

For the period ended September 30, 1997
(Unaudited)

-----------------------------------------------------------------------------------------------------------------------------


                                                                             Oppenheimer Variable Account Funds
                                                                   ----------------------------------------------------------
                                                                                                                   Capital
                                                                              Money                Bond       Appreciation
                                                                               Fund                Fund               Fund
                                                                   ----------------------------------------------------------
                                                                        Nine Months         Nine Months        Nine Months
                                                                      Ended 9/30/97       Ended 9/30/97      Ended 9/30/97
-----------------------------------------------------------------------------------------------------------------------------
 Investment income:
      Income - Dividends                                         $               23              13,255            119,431
      Expenses - Mortality and expense risk charges (note 3)                      3               1,374             13,685
-----------------------------------------------------------------------------------------------------------------------------

 Net investment income                                                           20              11,881            105,746
-----------------------------------------------------------------------------------------------------------------------------

 Net realized and unrealized (loss) gain on investments:
      Net realized gain (loss)                                                    -                (112)            81,550
      Unrealized appreciation on investments                                      -               2,648            355,617
-----------------------------------------------------------------------------------------------------------------------------

 Net realized and unrealized gain on investments                                  -               2,536            437,167
-----------------------------------------------------------------------------------------------------------------------------

 Increase in net assets from operations                          $               20              14,417            542,913
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------

                                                                                 Oppenheimer Variable Account Funds

                                                                 ---------------------------------------------------------
                                                                                                High             Multiple
                                                                            Growth            Income           Strategies
                                                                              Fund              Fund                 Fund
                                                                 --------------------------------------------------------
                                                                       Nine Months       Nine Months          Nine Months
                                                                     Ended 9/30/97     Ended 9/30/97        Ended 9/30/97
--------------------------------------------------------------------------------------------------------------------------
 Investment income:
      Income - Dividends                                                    94,465            77,070               39,498
      Expenses - Mortality and expense risk charges (note 3)                 9,517             6,228                3,289
--------------------------------------------------------------------------------------------------------------------------

 Net investment income                                                      84,948            70,842               36,209
--------------------------------------------------------------------------------------------------------------------------

 Net realized and unrealized (loss) gain on investments:
      Net realized gain (loss)                                              84,038             7,258               21,927
      Unrealized appreciation on investments                               308,542            38,535               40,390
--------------------------------------------------------------------------------------------------------------------------

 Net realized and unrealized gain on investments                           392,580            45,793               62,317
--------------------------------------------------------------------------------------------------------------------------

 Increase in net assets from operations                                    477,528           116,635               98,526
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------
See accompanying notes to unaudited financial statements.


LIFE OF VIRGINIA SEPARATE ACCOUNT II

For the period ended September 30, 1997
(Unaudited)

--------------------------------------------------------------------------------------------------------------------------

                                                                                 Variable Insurance Products Fund
                                                                  --------------------------------------------------------
                                                                             Money                High             Equity
                                                                            Market              Income             Income
                                                                         Portfolio           Portfolio          Portfolio
                                                                  --------------------------------------------------------
                                                                       Nine Months         Nine Months        Nine Months
                                                                     Ended 9/30/97       Ended 9/30/97      Ended 9/30/97
--------------------------------------------------------------------------------------------------------------------------
 Investment income:
      Income - Dividends                                        $           29,454              16,812            339,803
      Expenses - Mortality and expense risk charges (note 3)                 1,538               1,145             21,213
--------------------------------------------------------------------------------------------------------------------------

 Net investment income                                                      27,916              15,667            318,590
--------------------------------------------------------------------------------------------------------------------------

 Net realized and unrealized gain on investments:
         Net realized gain                                                       -               2,005             86,019
         Unrealized appreciation on investments                                  -              14,799            474,804
--------------------------------------------------------------------------------------------------------------------------

 Net realized and unrealized gain (loss) on investments                          -              16,804            560,823
--------------------------------------------------------------------------------------------------------------------------

 Increase in net assets from operations                         $           27,916              32,471            879,413
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------

                                                                   Variable Insurance Products Fund
                                                              ---------------------------------------

                                                                           Growth          Overseas
                                                                        Portfolio         Portfolio
                                                              --------------------------------------
                                                                      Nine Months       Nine Months
                                                                    Ended 9/30/97     Ended 9/30/97
----------------------------------------------------------------------------------------------------
 Investment income:
      Income - Dividends                                                  135,480           155,793
      Expenses - Mortality and expense risk charges (note 3)               21,788             9,523
----------------------------------------------------------------------------------------------------

 Net investment income                                                    113,692           146,270
----------------------------------------------------------------------------------------------------

 Net realized and unrealized gain on investments:
         Net realized gain                                                140,745            84,894
         Unrealized appreciation on investments                           655,782            88,611
----------------------------------------------------------------------------------------------------

 Net realized and unrealized gain (loss) on investments                   796,527           173,505
----------------------------------------------------------------------------------------------------

 Increase in net assets from operations                                   910,219           319,775
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
See accompanying notes to unaudited financial statements.

LIFE OF VIRGINIA SEPARATE ACCOUNT II

For the period ended September 30, 1997
(Unaudited)

-------------------------------------------------------------------------------------------------------------


                                                                      Variable Insurance Products Fund II
                                                                     ----------------------------------------
                                                                                Asset
                                                                              Manager          Contrafund
                                                                            Portfolio           Portfolio
                                                                     ----------------------------------------
                                                                          Nine Months         Nine Months
                                                                        Ended 9/30/97       Ended 9/30/97
-------------------------------------------------------------------------------------------------------------
 Investment income:
      Income - Dividends                                           $          417,972              33,739
      Expenses - Mortality and expense risk charges (note 3)                   19,676               7,762
-------------------------------------------------------------------------------------------------------------

 Net investment income (expense)                                              398,296              25,977
-------------------------------------------------------------------------------------------------------------

 Net realized and unrealized gain (loss) on investments:
      Net realized gain (loss)                                                 43,063             181,861
      Unrealized appreciation (depreciation) on investments                   160,908             177,088
-------------------------------------------------------------------------------------------------------------

 Net realized and unrealized gain (loss) on investments                       203,971             358,949
-------------------------------------------------------------------------------------------------------------

 Increase in net assets from operations                            $          602,267             384,926
-------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------


                                                                     Variable Insurance Product Fund III
                                                                    --------------------------------------
                                                                             Growth &              Growth
                                                                               Income       Opportunities
                                                                            Portfolio           Portfolio
                                                                   ---------------------------------------
                                                                          Period from         Period from
                                                                        5/30-9/30/97        5/30-9/30/97
----------------------------------------------------------------------------------------------------------
 Investment income:
      Income - Dividends                                                            -                   -
      Expenses - Mortality and expense risk charges (note 3)                       14                  33
----------------------------------------------------------------------------------------------------------

 Net investment income (expense)                                                  (14)                (33)
----------------------------------------------------------------------------------------------------------

 Net realized and unrealized gain (loss) on investments:
      Net realized gain (loss)                                                     33                 442
      Unrealized appreciation (depreciation) on investments                       671                 633
----------------------------------------------------------------------------------------------------------

 Net realized and unrealized gain (loss) on investments                           704               1,075
----------------------------------------------------------------------------------------------------------

 Increase in net assets from operations                                           690               1,042
----------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------


                                                                                Advisers Management Trust
                                                                    -----------------------------------------------------

                                                                            Balanced             Bond            Growth
                                                                           Portfolio        Portfolio         Portfolio
                                                                   -----------------------------------------------------
                                                                         Nine Months      Nine Months       Nine Months
                                                                       Ended 9/30/97    Ended 9/30/97     Ended 9/30/97
------------------------------------------------------------------------------------------------------------------------
 Investment income:
      Income - Dividends                                                      16,310            4,664            11,458
      Expenses - Mortality and expense risk charges (note 3)                   1,352              385               774
------------------------------------------------------------------------------------------------------------------------

 Net investment income (expense)                                              14,958            4,279            10,684
------------------------------------------------------------------------------------------------------------------------

 Net realized and unrealized gain (loss) on investments:
      Net realized gain (loss)                                                 2,384             (599)            6,387
      Unrealized appreciation (depreciation) on investments                   30,412             (155)           22,709
------------------------------------------------------------------------------------------------------------------------

 Net realized and unrealized gain (loss) on investments                       32,796             (754)           29,096
------------------------------------------------------------------------------------------------------------------------

 Increase in net assets from operations                                       47,754            3,525            39,780
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------

See accompanying notes to unaudited financial statements.


LIFE OF VIRGINIA SEPARATE ACCOUNT II

For the period ended September 30, 1997
(Unaudited)

----------------------------------------------------------------------------------------------------------------------------------

                                                                                    Federated Investors Insurance Series
                                                                          --------------------------------------------------------
                                                                                  American                High
                                                                                   Leaders         Income Bond            Utility
                                                                                   Fund II             Fund II            Fund II
                                                                          --------------------------------------------------------
                                                                               Nine Months         Nine Months        Nine Months
                                                                             Ended 9/30/97       Ended 9/30/97      Ended 9/30/97
----------------------------------------------------------------------------------------------------------------------------------
 Investment income:
      Income - Dividends                                                $              148               3,619              4,929
      Expenses - Mortality and expense risk charges (note 3)                            53                 489                599
----------------------------------------------------------------------------------------------------------------------------------

 Net investment income (expense)                                                        95               3,130              4,330
----------------------------------------------------------------------------------------------------------------------------------

 Net realized and unrealized gain on investments:
         Net realized gain                                                             294                 396                959
         Unrealized appreciation on investments                                      2,112               3,815              7,526
----------------------------------------------------------------------------------------------------------------------------------

 Net realized and unrealized gain on investments                                     2,406               4,211              8,485
----------------------------------------------------------------------------------------------------------------------------------

 Increase in net assets from operations                                 $            2,501               7,341             12,815
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------

                                                                                        Alger American Fund
                                                                              -------------------------------------
                                                                                           Small
                                                                                  Capitalization            Growth
                                                                                       Portfolio         Portfolio
                                                                             --------------------------------------
                                                                                     Nine Months       Nine Months
                                                                                   Ended 9/30/97     Ended 9/30/97
-------------------------------------------------------------------------------------------------------------------
 Investment income:
      Income - Dividends                                                                  23,157            10,015
      Expenses - Mortality and expense risk charges (note 3)                               3,890             5,841
-------------------------------------------------------------------------------------------------------------------

 Net investment income (expense)                                                          19,267             4,174
-------------------------------------------------------------------------------------------------------------------

 Net realized and unrealized gain on investments:
         Net realized gain                                                               105,592            96,174
         Unrealized appreciation on investments                                           64,200           138,840
-------------------------------------------------------------------------------------------------------------------

 Net realized and unrealized gain on investments                                         169,792           235,014
-------------------------------------------------------------------------------------------------------------------

 Increase in net assets from operations                                                  189,059           239,188
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------------------

                                                                                     PBHG Insurance Series Fund
                                                                              --------------------------------------
                                                                                             PBHG              PBHG
                                                                                        Large Cap         Growth II
                                                                                        Portfolio         Portfolio
                                                                             ---------------------------------------
                                                                                      Period from       Period from
                                                                                     5/21-9/30/97      5/21-9/30/97
--------------------------------------------------------------------------------------------------------------------
 Investment income:
      Income - Dividends                                                                        -                 -
      Expenses - Mortality and expense risk charges (note 3)                                   19                15
--------------------------------------------------------------------------------------------------------------------

 Net investment income (expense)                                                              (19)              (15)
--------------------------------------------------------------------------------------------------------------------

 Net realized and unrealized gain on investments:
         Net realized gain                                                                    584                43
         Unrealized appreciation on investments                                               375               712
--------------------------------------------------------------------------------------------------------------------

 Net realized and unrealized gain on investments                                              959               755
--------------------------------------------------------------------------------------------------------------------

 Increase in net assets from operations                                                       940               740
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------


See accompanying notes to unaudited financial statements.

LIFE OF VIRGINIA SEPARATE ACCOUNT II

For the period ended September 30, 1997
(Unaudited)

---------------------------------------------------------------------------------------------------------------------------------

                                                                                                Janus Aspen Series
                                                                          -------------------------------------------------------
                                                                                Aggressive                              Worldwide
                                                                                    Growth              Growth             Growth
                                                                                 Portfolio           Portfolio          Portfolio
                                                                          -------------------------------------------------------
                                                                               Nine Months         Nine Months        Nine Months
                                                                             Ended 9/30/97       Ended 9/30/97      Ended 9/30/97
---------------------------------------------------------------------------------------------------------------------------------
 Investment income:
      Income - Dividends                                                $                -              42,092             29,312
      Expenses - Mortality and expense risk charges (note 3)                         6,857               7,903             10,858
---------------------------------------------------------------------------------------------------------------------------------

 Net investment income (expense)                                                    (6,857)             34,189             18,454
---------------------------------------------------------------------------------------------------------------------------------

 Net realized and unrealized gain on investments:
         Net realized gain                                                          70,631              34,171             67,477
         Unrealized appreciation on investments                                     94,312             240,510            387,676
---------------------------------------------------------------------------------------------------------------------------------

 Net realized and unrealized gain on investments                                   164,943             274,681            455,153
---------------------------------------------------------------------------------------------------------------------------------

 Increase in net assets from operations                                 $          158,086             308,870            473,607
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------

                                                                                        Janus Aspen Series
                                                                         -------------------------------------------
                                                                                                       Flexible
                                                                                     Balanced            Income
                                                                                    Portfolio         Portfolio
                                                                         -------------------------------------------
                                                                                  Nine Months       Nine Months
                                                                                Ended 9/30/97     Ended 9/30/97
--------------------------------------------------------------------------------------------------------------------
 Investment income:
      Income - Dividends                                                                6,733             1,695
      Expenses - Mortality and expense risk charges (note 3)                            1,417               157
--------------------------------------------------------------------------------------------------------------------

 Net investment income (expense)                                                        5,316             1,538
--------------------------------------------------------------------------------------------------------------------

 Net realized and unrealized gain on investments:
         Net realized gain                                                              4,457               181
         Unrealized appreciation on investments                                        36,966               564
--------------------------------------------------------------------------------------------------------------------

 Net realized and unrealized gain on investments                                       41,423               745
--------------------------------------------------------------------------------------------------------------------

 Increase in net assets from operations                                                46,739             2,283
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------

                                                                                    Janus Aspen Series
                                                                         -----------------------------------
                                                                            International           Capital
                                                                                   Growth      Appreciation
                                                                                Portfolio         Portfolio
                                                                         -----------------------------------
                                                                              Period from       Period from
                                                                             5/21-9/30/97      5/21-9/30/97
------------------------------------------------------------------------------------------------------------
 Investment income:
      Income - Dividends                                                            1,376                 -
      Expenses - Mortality and expense risk charges (note 3)                          916                19
------------------------------------------------------------------------------------------------------------

 Net investment income (expense)                                                      460               (19)
------------------------------------------------------------------------------------------------------------

 Net realized and unrealized gain on investments:
         Net realized gain                                                          3,031                53
         Unrealized appreciation on investments                                    31,548               962
------------------------------------------------------------------------------------------------------------

 Net realized and unrealized gain on investments                                   34,579             1,015
------------------------------------------------------------------------------------------------------------

 Increase in net assets from operations                                            35,039               996
------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------


See accompanying notes to unaudited financial statements.

 LIFE OF VIRGINIA SEPARATE ACCOUNT II

 Statement of Changes in Net Assets
  For the period ended September 30, 1997
 (Unaudited)

-----------------------------------------------------------------------------------------------------------------------------

                                                                                      GE Investments Funds, Inc.
                                                                          ---------------------------------------------------
                                                                                 S&P 500       Government           Money
                                                                                   Index       Securities          Market
                                                                                    Fund             Fund            Fund
                                                                          ---------------------------------------------------
                                                                             Nine Months      Nine Months     Nine Months
                                                                             Ended 9/30/97    Ended 9/30/97   Ended 9/30/97
-----------------------------------------------------------------------------------------------------------------------------
 Increase (Decrease) in net assets
 From operations:
     Net investment income (expense)                                    $        (12,049)          (1,612)      2,023,876
     Net realized gain (loss)                                                     (5,854)          (2,534)     (1,425,432)
     Unrealized appreciation (depreciation) on investments                       545,474           15,749        (528,078)
-----------------------------------------------------------------------------------------------------------------------------

 Increase in net assets from operations                                          527,571           11,603          70,366
-----------------------------------------------------------------------------------------------------------------------------

 From capital transactions:
     Net premiums                                                                362,915           26,643       2,837,218
     Loan interest                                                                  (348)             260            (215)
     Transfers (to) from the general account of Life of Virginia:
        Death benefits                                                                 -                -               -
        Surrenders                                                               (19,149)         (15,233)        (10,526)
        Loans                                                                    (12,472)          (4,140)         (5,184)
        Cost of insurance and administrative expense (note 3)                   (163,269)         (18,237)       (207,268)
        Transfer gain (loss) and transfer fees (note 3)                             (294)           2,670        (230,609)
     Interfund transfers                                                         417,595            4,756      (3,077,254)
-----------------------------------------------------------------------------------------------------------------------------

 Increase (Decrease) in net assets from capital transactions                     584,978           (3,281)       (693,838)
-----------------------------------------------------------------------------------------------------------------------------

 Increase (Decrease) in net assets                                             1,112,549            8,322        (623,472)

 Net assets at beginning of year                                               1,789,889          311,644       2,405,605
-----------------------------------------------------------------------------------------------------------------------------

 Net assets at end of year                                              $      2,902,438          319,966       1,782,133
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------



----------------------------------------------------------------------------------------------------------------------

                                                                                      GE Investments Funds, Inc.
                                                                       -----------------------------------------------
                                                                              Total  International      Real Estate
                                                                             Return        Equity        Securities
                                                                               Fund          Fund              Fund
                                                                       -----------------------------------------------
                                                                        Nine Months   Nine Months       Nine Months
                                                                        Ended 9/30/97 Ended 9/30/97     Ended 9/30/97
----------------------------------------------------------------------------------------------------------------------
 Increase (Decrease) in net assets
 From operations:
     Net investment income (expense)                                        (17,920)         (277)             (505)
     Net realized gain (loss)                                               (48,671)          612             1,390
     Unrealized appreciation (depreciation) on investments                  516,988         8,382            19,464
----------------------------------------------------------------------------------------------------------------------

 Increase in net assets from operations                                     450,397         8,717            20,349
----------------------------------------------------------------------------------------------------------------------

 From capital transactions:
     Net premiums                                                           125,897        12,535            48,416
     Loan interest                                                                2         3,969                 1
     Transfers (to) from the general account of Life of Virginia:
        Death benefits                                                            -             -                 -
        Surrenders                                                             (554)          554              (620)
        Loans                                                                  (289)            -              (874)
        Cost of insurance and administrative expense (note 3)                (3,768)           90            (9,569)
        Transfer gain (loss) and transfer fees (note 3)                    (251,151)      (11,068)              430
     Interfund transfers                                                     (5,332)       19,273            75,217
----------------------------------------------------------------------------------------------------------------------

 Increase (Decrease) in net assets from capital transactions               (135,195)       25,353           113,001
----------------------------------------------------------------------------------------------------------------------

 Increase (Decrease) in net assets                                          315,202        34,070           133,350

 Net assets at beginning of year                                          3,279,301        35,223            30,212
----------------------------------------------------------------------------------------------------------------------

 Net assets at end of year                                                3,594,503        69,293           163,562
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------




------------------------------------------------------------------------------------------------

                                                                     GE Investments Funds, Inc.
                                                                    ----------------------------
                                                                         Global           Value
                                                                         Income          Equity
                                                                           Fund            Fund
                                                                    ----------------------------
                                                                    Period from     Period from
                                                                    6/17-9/30/97    6/17-9/30/97
------------------------------------------------------------------------------------------------
 Increase (Decrease) in net assets
 From operations:
     Net investment income (expense)                                        (14)             (1)
     Net realized gain (loss)                                                16               6
     Unrealized appreciation (depreciation) on investments                  127             112
------------------------------------------------------------------------------------------------

 Increase in net assets from operations                                     129             117
------------------------------------------------------------------------------------------------

 From capital transactions:
     Net premiums                                                         1,067             821
     Loan interest                                                            -               -
     Transfers (to) from the general account of Life of Virginia:
        Death benefits                                                        -               -
        Surrenders                                                            -               -
        Loans                                                                 -               -
        Cost of insurance and administrative expense (note 3)              (123)            (80)
        Transfer gain (loss) and transfer fees (note 3)                      (6)             (1)
     Interfund transfers                                                  8,359             567
------------------------------------------------------------------------------------------------

 Increase (Decrease) in net assets from capital transactions              9,297           1,307
------------------------------------------------------------------------------------------------

 Increase (Decrease) in net assets                                        9,426           1,424

 Net assets at beginning of year                                              -               -
------------------------------------------------------------------------------------------------

 Net assets at end of year                                                9,426           1,424
------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------



 See accompanying notes to unaudited financial statements.

 LIFE OF VIRGINIA SEPARATE ACCOUNT II

  For the period ended September 30, 1997
 (Unaudited)

-----------------------------------------------------------------------------------------------------------------------------

                                                                                     Oppenheimer Variable Account Funds
                                                                          ---------------------------------------------------

                                                                                                                  Capital
                                                                                   Money             Bond    Appreciation
                                                                                    Fund             Fund            Fund
                                                                          ---------------------------------------------------
                                                                             Nine Months      Nine Months     Nine Months
                                                                             Ended 9/30/97    Ended 9/30/97   Ended 9/30/97
-----------------------------------------------------------------------------------------------------------------------------
 Increase (Decrease) in net assets
 From operations:
     Net investment income                                              $             20           11,881         105,746
     Net realized gain (loss)                                                          -             (112)         81,550
     Unrealized appreciation on investments                                            -            2,648         355,617
-----------------------------------------------------------------------------------------------------------------------------

 Increase in net assets from operations                                               20           14,417         542,913
-----------------------------------------------------------------------------------------------------------------------------

 From capital transactions:
     Net premiums                                                                    111           41,850         617,498
     Loan interest                                                                     -               22             163
     Transfers (to) from the general account of Life of Virginia:
           Death benefits                                                              -                -            (313)
           Surrenders                                                                  -          (17,569)        (37,730)
           Loans                                                                       -           (1,617)        (30,675)
           Cost of insurance and administrative expense (note 3)                    (175)         (17,527)       (225,388)
           Transfer gain (loss) and transfer fees (note 3)                            13           (1,219)         25,584
     Interfund transfers                                                            (119)         (11,411)        (15,680)
-----------------------------------------------------------------------------------------------------------------------------

 Increase (Decrease) in net assets from capital transactions                        (170)          (7,471)        333,459
-----------------------------------------------------------------------------------------------------------------------------

 Increase (Decrease) in net assets                                                  (150)           6,946         876,372

 Net assets at beginning of period                                                   707          269,840       2,342,064
-----------------------------------------------------------------------------------------------------------------------------

 Net assets at end of period                                            $            557          276,786       3,218,436
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------



---------------------------------------------------------------------------------------------------------------------

                                                                          Oppenheimer Variable Account Funds
                                                                        ---------------------------------------------
                                                                                              High          Multiple
                                                                              Growth        Income        Strategies
                                                                                Fund          Fund              Fund
                                                                        ---------------------------------------------
                                                                         Nine Months   Nine Months       Nine Months
                                                                         Ended 9/30/97 Ended 9/30/97     Ended 9/30/97
---------------------------------------------------------------------------------------------------------------------
 Increase (Decrease) in net assets
 From operations:
     Net investment income                                                    84,948        70,842            36,209
     Net realized gain (loss)                                                 84,038         7,258            21,927
     Unrealized appreciation on investments                                  308,542        38,535            40,390
---------------------------------------------------------------------------------------------------------------------

 Increase in net assets from operations                                      477,528       116,635            98,526
---------------------------------------------------------------------------------------------------------------------

 From capital transactions:
     Net premiums                                                            345,740       277,907            97,300
     Loan interest                                                               291            50               (12)
     Transfers (to) from the general account of Life of Virginia:
           Death benefits                                                          -             -                 -
           Surrenders                                                        (65,864)      (13,512)          (51,281)
           Loans                                                             (11,458)      (18,179)           (4,928)
           Cost of insurance and administrative expense (note 3)            (124,718)     (120,266)          (48,767)
           Transfer gain (loss) and transfer fees (note 3)                    (5,455)        1,656              (366)
     Interfund transfers                                                     157,292       114,326            (4,664)
---------------------------------------------------------------------------------------------------------------------

 Increase (Decrease) in net assets from capital transactions                 295,828       241,982           (12,718)
---------------------------------------------------------------------------------------------------------------------

 Increase (Decrease) in net assets                                           773,356       358,617            85,808

 Net assets at beginning of period                                         1,479,873       992,747           574,661
---------------------------------------------------------------------------------------------------------------------

 Net assets at end of period                                               2,253,229     1,351,364           660,469
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------


 See accompanying notes to unaudited financial statements.

 LIFE OF VIRGINIA SEPARATE ACCOUNT II

  For the period ended September 30, 1997
 (Unaudited)

----------------------------------------------------------------------------------------------------------------------------

                                                                                    Variable Insurance Products Fund
                                                                          --------------------------------------------------
                                                                                   Money             High          Equity
                                                                                  Market           Income          Income
                                                                               Portfolio        Portfolio       Portfolio
                                                                          --------------------------------------------------
                                                                             Nine Months      Nine Months     Nine Months
                                                                             Ended 9/30/97    Ended 9/30/97   Ended 9/30/97
----------------------------------------------------------------------------------------------------------------------------
 Increase (Decrease) in net assets
 From operations:
     Net investment income                                              $         27,916           15,667         318,590
     Net realized gain                                                                 -            2,005          86,019
     Unrealized appreciation on investments                                            -           14,799         474,804
----------------------------------------------------------------------------------------------------------------------------

 Increase (Decrease) in net assets from operations                                27,916           32,471         879,413
----------------------------------------------------------------------------------------------------------------------------

 From capital transactions:
     Net premiums                                                                      -              208         795,516
     Loan interest                                                                     -               (6)            638
     Transfers (to) from the general account of Life of Virginia:
           Death benefits                                                              -                -            (276)
           Surrenders                                                                 (2)          (2,299)        (60,186)
           Loans                                                                  (1,093)          (1,460)        (37,796)
           Cost of insurance and administrative expense (note 3)                 (15,583)         (14,144)       (341,901)
           Transfer gain (loss) and transfer fees (note 3)                       (16,581)           1,332          15,966
     Interfund transfers                                                         (15,510)             280         584,449
----------------------------------------------------------------------------------------------------------------------------

 Increase (Decrease) in net assets from capital transactions                     (48,769)         (16,089)        956,410
----------------------------------------------------------------------------------------------------------------------------

 Increase (Decrease) in net assets                                               (20,853)          16,382       1,835,823

 Net assets at beginning of year                                                 315,653          213,212       3,220,818
----------------------------------------------------------------------------------------------------------------------------

 Net assets at end of year                                              $        294,800          229,594       5,056,641
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------

                                                                Variable Insurance Products Fund
                                                                  -----------------------------

                                                                         Growth      Overseas
                                                                      Portfolio     Portfolio
                                                                  ----------------------------
                                                                    Nine Months   Nine Months
                                                                    Ended 9/30/97 Ended 9/30/97
----------------------------------------------------------------------------------------------
 Increase (Decrease) in net assets
 From operations:
     Net investment income                                              113,692       146,270
     Net realized gain                                                  140,745        84,894
     Unrealized appreciation on investments                             655,782        88,611
----------------------------------------------------------------------------------------------

 Increase (Decrease) in net assets from operations                      910,219       319,775
----------------------------------------------------------------------------------------------

 From capital transactions:
     Net premiums                                                       578,559       277,780
     Loan interest                                                          (29)          702
     Transfers (to) from the general account of Life of Virginia:
           Death benefits                                                (7,486)         (264)
           Surrenders                                                  (107,005)      (76,194)
           Loans                                                        (86,592)      (25,446)
           Cost of insurance and administrative expense (note 3)       (346,300)     (140,958)
           Transfer gain (loss) and transfer fees (note 3)              248,333         2,370
     Interfund transfers                                                 (9,027)     (270,475)
----------------------------------------------------------------------------------------------

 Increase (Decrease) in net assets from capital transactions            270,453      (232,485)
----------------------------------------------------------------------------------------------

 Increase (Decrease) in net assets                                    1,180,672        87,290

 Net assets at beginning of year                                      3,610,646     1,760,630
----------------------------------------------------------------------------------------------

 Net assets at end of year                                            4,791,318     1,847,920
----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------


 See accompanying notes to unaudited financial statements.

 LIFE OF VIRGINIA SEPARATE ACCOUNT II

  For the period ended September 30, 1997
 (Unaudited)

------------------------------------------------------------------------------------------------------------

                                                                       Variable Insurance Products Fund II
                                                                       -----------------------------------
                                                                                   Asset
                                                                                 Manager       Contrafund
                                                                               Portfolio        Portfolio
                                                                          --------------------------------
                                                                             Nine Months      Nine Months
                                                                           Ended 9/30/97    Ended 9/30/97
----------------------------------------------------------------------------------------------------------
 Increase (Decrease) in net assets
 From operations:
     Net investment income (expense)                                    $        398,296           25,977
     Net realized gain (loss)                                                     43,063          181,861
     Unrealized appreciation (depreciation) on investments                       160,908          177,088
----------------------------------------------------------------------------------------------------------

 Increase (Decrease) in net assets from operations                               602,267          384,926
----------------------------------------------------------------------------------------------------------

 From capital transactions:
     Net premiums                                                                472,591          447,908
     Loan interest                                                                   280              (81)
     Transfers (to) from the general account of Life of Virginia:
           Death benefits                                                              -           (5,439)
           Surrenders                                                            (96,646)         (84,305)
           Loans                                                                 (20,641)         (10,457)
           Cost of insurance and administrative expense (note 3)                (249,534)        (145,599)
           Transfer gain (loss) and transfer fees (note 3)                        30,514           16,844
     Interfund transfers                                                         490,040          203,512
----------------------------------------------------------------------------------------------------------

 Increase (Decrease) in net assets from capital transactions                     626,604          422,383
----------------------------------------------------------------------------------------------------------

 Increase (Decrease) in net assets                                             1,228,871          807,309

 Net assets at beginning of year                                               2,880,752        1,045,467
----------------------------------------------------------------------------------------------------------

 Net assets at end of year                                              $      4,109,623        1,852,776
----------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------




-------------------------------------------------------------------------------------------------------

                                                                   Variable Insurance Product Fund III
                                                                       -------------------------------
                                                                            Growth &           Growth
                                                                              Income    Opportunities
                                                                           Portfolio        Portfolio
                                                                       --------------------------------
                                                                         Period from      Period from
                                                                         5/30-9/30/97     5/30-9/30/97
-------------------------------------------------------------------------------------------------------

 Increase (Decrease) in net assets
 From operations:
     Net investment income (expense)                                             (14)             (33)
     Net realized gain (loss)                                                     33              442
     Unrealized appreciation (depreciation) on investments                       671              633
-------------------------------------------------------------------------------------------------------

 Increase (Decrease) in net assets from operations                               690            1,042
-------------------------------------------------------------------------------------------------------

 From capital transactions:
     Net premiums                                                                481              510
     Loan interest                                                                 -                -
     Transfers (to) from the general account of Life of Virginia:
           Death benefits                                                          -                -
           Surrenders                                                              -                -
           Loans                                                                   -                -
           Cost of insurance and administrative expense (note 3)                (446)            (309)
           Transfer gain (loss) and transfer fees (note 3)                         -              824
     Interfund transfers                                                       8,700           57,953
-------------------------------------------------------------------------------------------------------

 Increase (Decrease) in net assets from capital transactions                   8,735           58,978
-------------------------------------------------------------------------------------------------------

 Increase (Decrease) in net assets                                             9,425           60,020

 Net assets at beginning of year                                                   -                -
-------------------------------------------------------------------------------------------------------

 Net assets at end of year                                                     9,425           60,020
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------






--------------------------------------------------------------------------------------------------------------------

                                                                            Advisers Management Trust
                                                                       ---------------------------------------------

                                                                          Balanced              Bond         Growth
                                                                         Portfolio         Portfolio      Portfolio
                                                                       ---------------------------------------------
                                                                       Nine Months       Nine Months    Nine Months
                                                                       Ended 9/30/97     Ended 9/30/97  Ended 9/30/97
--------------------------------------------------------------------------------------------------------------------

 Increase (Decrease) in net assets
 From operations:
     Net investment income (expense)                                        14,958             4,279         10,684
     Net realized gain (loss)                                                2,384              (599)         6,387
     Unrealized appreciation (depreciation) on investments                  30,412              (155)        22,709
--------------------------------------------------------------------------------------------------------------------

 Increase (Decrease) in net assets from operations                          47,754             3,525         39,780
--------------------------------------------------------------------------------------------------------------------

 From capital transactions:
     Net premiums                                                              321                 -              -
     Loan interest                                                             (18)                -            (45)
     Transfers (to) from the general account of Life of Virginia:
           Death benefits                                                        -                 -              -
           Surrenders                                                      (10,646)              (61)        (3,450)
           Loans                                                            (1,513)                -         (1,168)
           Cost of insurance and administrative expense (note 3)            (9,745)           (1,046)        (5,328)
           Transfer gain (loss) and transfer fees (note 3)                    (250)           (1,418)         1,972
     Interfund transfers                                                       (30)          (25,998)       (14,397)
--------------------------------------------------------------------------------------------------------------------

 Increase (Decrease) in net assets from capital transactions               (21,881)          (28,523)       (22,416)
--------------------------------------------------------------------------------------------------------------------

 Increase (Decrease) in net assets                                          25,873           (24,998)        17,364

 Net assets at beginning of year                                           244,014            79,544        134,549
--------------------------------------------------------------------------------------------------------------------

 Net assets at end of year                                                 269,887            54,546        151,913
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------

 See accompanying notes to unaudited financial statements.

 LIFE OF VIRGINIA SEPARATE ACCOUNT II

  For the period ended September 30, 1997
 (Unaudited)

----------------------------------------------------------------------------------------------------------------------------

                                                                                Federated Investors Insurance Series
                                                                          --------------------------------------------------
                                                                                American             High
                                                                                 Leaders      Income Bond         Utility
                                                                                 Fund II          Fund II         Fund II
                                                                          --------------------------------------------------
                                                                             Nine Months      Nine Months        Nine Months
                                                                           Ended 9/30/97    Ended 9/30/97  Ended 9/1-9/30/97
----------------------------------------------------------------------------------------------------------------------------
 Increase (Decrease) in net assets
 From operations:
     Net investment income (expense)                                    $             95            3,130           4,330
     Net realized gain                                                               294              396             959
     Unrealized appreciation on investments                                        2,112            3,815           7,526
----------------------------------------------------------------------------------------------------------------------------

 Increase in net assets from operations                                            2,501            7,341          12,815
----------------------------------------------------------------------------------------------------------------------------

 From capital transactions:
     Net premiums                                                                 10,018           34,607          30,563
     Loan interest                                                                     -                -               -
     Transfers (to) from the general account of Life of Virginia:
           Death benefits                                                              -                -               -
           Surrenders                                                                  -                -               -
           Loans                                                                       -                -               -
           Cost of insurance and administrative expense (note 3)                  (1,421)          (6,277)         (7,310)
           Transfer gain (loss) and transfer fees (note 3)                            75              318            (124)
     Interfund transfers                                                          12,778           20,636          12,298
----------------------------------------------------------------------------------------------------------------------------

 Increase (Decrease) in net assets from capital transactions                      21,450           49,284          35,427
----------------------------------------------------------------------------------------------------------------------------

 Increase (Decrease) in net assets                                                23,951           56,625          48,242

 Net assets at beginning of year                                                   2,270           35,598          87,340
----------------------------------------------------------------------------------------------------------------------------

 Net assets at end of year                                              $         26,221           92,223         135,582
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------



---------------------------------------------------------------------------------------------------------------------------

                                                                          Alger American Fund          PBHG Insurance Series Fund
                                                                        ------------------------------ -----------------------
                                                                                  Small                            PBHG
                                                                         Capitalization        Growth         Large Cap
                                                                              Portfolio     Portfolio         Portfolio
                                                                        ---------------------------------------------------
                                                                            Nine Months   Nine Months       Period from
                                                                            Ended 9/30/97 Ended 9/30/97     5/21-9/30/97
---------------------------------------------------------------------------------------------------------------------------
 Increase (Decrease) in net assets
 From operations:
     Net investment income (expense)                                             19,267         4,174               (19)
     Net realized gain                                                          105,592        96,174               584
     Unrealized appreciation on investments                                      64,200       138,840               375
---------------------------------------------------------------------------------------------------------------------------

 Increase in net assets from operations                                         189,059       239,188               940
---------------------------------------------------------------------------------------------------------------------------

 From capital transactions:
     Net premiums                                                               204,663       257,911             2,111
     Loan interest                                                                1,486           533                 -
     Transfers (to) from the general account of Life of Virginia:
           Death benefits                                                             -             -                 -
           Surrenders                                                            (2,017)      (17,047)             (181)
           Loans                                                                 (3,833)       (3,610)                -
           Cost of insurance and administrative expense (note 3)                (62,505)      (82,888)             (512)
           Transfer gain (loss) and transfer fees (note 3)                         (218)      (92,754)              387
     Interfund transfers                                                        521,167      (867,766)           21,589
---------------------------------------------------------------------------------------------------------------------------

 Increase (Decrease) in net assets from capital transactions                    658,743      (805,621)           23,394
---------------------------------------------------------------------------------------------------------------------------

 Increase (Decrease) in net assets                                              847,802      (566,433)           24,334

 Net assets at beginning of year                                                421,775     1,406,584                 -
---------------------------------------------------------------------------------------------------------------------------

 Net assets at end of year                                                    1,269,577       840,151            24,334
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------






-------------------------------------------------------------------------------------

                                                                   PBHG Insurance Series Fund
                                                                       --------------
                                                                                PBHG
                                                                           Growth II
                                                                           Portfolio
                                                                       --------------
                                                                         Period from
                                                                        5/21-9/30/97
-------------------------------------------------------------------------------------
 Increase (Decrease) in net assets
 From operations:
     Net investment income (expense)                                             (15)
     Net realized gain                                                            43
     Unrealized appreciation on investments                                      712
-------------------------------------------------------------------------------------

 Increase in net assets from operations                                          740
-------------------------------------------------------------------------------------

 From capital transactions:
     Net premiums                                                              5,338
     Loan interest                                                                 -
     Transfers (to) from the general account of Life of Virginia:
           Death benefits                                                          -
           Surrenders                                                              -
           Loans                                                                   -
           Cost of insurance and administrative expense (note 3)                (616)
           Transfer gain (loss) and transfer fees (note 3)                       (44)
     Interfund transfers                                                       9,301
-------------------------------------------------------------------------------------

 Increase (Decrease) in net assets from capital transactions                  13,980
-------------------------------------------------------------------------------------

 Increase (Decrease) in net assets                                            14,720

 Net assets at beginning of year                                                   -
-------------------------------------------------------------------------------------

 Net assets at end of year                                                    14,720
------------------------------------------------------------------------------------
------------------------------------------------------------------------------------



 See accompanying notes to unaudited financial statements.

 LIFE OF VIRGINIA SEPARATE ACCOUNT II

  For the period ended September 30, 1997
 (Unaudited)

-----------------------------------------------------------------------------------------------------------------------------

                                                                                                        Janus Aspen Series
                                                                          ---------------------------------------------------
                                                                              Aggressive                        Worldwide
                                                                                  Growth           Growth          Growth
                                                                               Portfolio        Portfolio       Portfolio
                                                                          ---------------------------------------------------
                                                                             Nine Months      Nine Months     Nine Months
                                                                            Ended 9/30/97    Ended 9/30/97   Ended 9/30/97
-----------------------------------------------------------------------------------------------------------------------------
 Increase in net assets
 From operations:
     Net investment income (expense)                                    $         (6,857)          34,189          18,454
     Net realized gain                                                            70,631           34,171          67,477
     Unrealized appreciation on investments                                       94,312          240,510         387,676
-----------------------------------------------------------------------------------------------------------------------------

 Increase (decrease) in net assets from operations                               158,086          308,870         473,607
-----------------------------------------------------------------------------------------------------------------------------

 From capital transactions:
     Net premiums                                                                399,651          367,861         610,532
     Loan interest                                                                   120              580             881
     Transfers (to) from the general account of Life of Virginia:
           Death benefits                                                              -                -               -
           Surrenders                                                            (32,241)         (18,399)        (17,985)
           Loans                                                                  (6,013)          (4,776)        (10,229)
           Cost of insurance and administrative expense (note 3)                (132,132)        (123,398)       (191,317)
           Transfer gain (loss) and transfer fees (note 3)                         6,401            8,474           2,197
     Interfund transfers                                                         464,744          204,363         651,066
-----------------------------------------------------------------------------------------------------------------------------

 Increase in net assets from capital transactions                                700,530          434,705       1,045,145
-----------------------------------------------------------------------------------------------------------------------------

 Increase in net assets                                                          858,616          743,575       1,518,752

 Net assets at beginning of period                                             1,083,059        1,113,610       1,421,287
-----------------------------------------------------------------------------------------------------------------------------

 Net assets at end of period                                            $      1,941,675        1,857,185       2,940,039
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------



---------------------------------------------------------------------------------------------------------------------------------

                                                                               Janus Aspen Series
                                                                     ------------------------------------------------------------
                                                                                       Flexible     International        Capital
                                                                         Balanced        Income            Growth   Appreciation
                                                                        Portfolio     Portfolio         Portfolio      Portfolio
                                                                     ------------------------------------------------------------
                                                                      Nine Months   Nine Months       Period from    Period from
                                                                      Ended 9/30/97 Ended 9/30/97     5/21-9/30/97   5/21-9/30/97
---------------------------------------------------------------------------------------------------------------------------------
 Increase in net assets
 From operations:
     Net investment income (expense)                                        5,316         1,538               460            (19)
     Net realized gain                                                      4,457           181             3,031             53
     Unrealized appreciation on investments                                36,966           564            31,548            962
---------------------------------------------------------------------------------------------------------------------------------

 Increase (decrease) in net assets from operations                         46,739         2,283            35,039            996
---------------------------------------------------------------------------------------------------------------------------------

 From capital transactions:
     Net premiums                                                          51,245        14,455            88,013            751
     Loan interest                                                              -             -                 2              -
     Transfers (to) from the general account of Life of Virginia:
           Death benefits                                                       -             -                 -              -
           Surrenders                                                      (5,949)            -              (998)             -
           Loans                                                             (373)            -              (462)             -
           Cost of insurance and administrative expense (note 3)          (21,273)       (6,285)          (18,011)          (613)
           Transfer gain (loss) and transfer fees (note 3)                    412           266             1,556              2
     Interfund transfers                                                  104,076        16,049           129,895          7,378
---------------------------------------------------------------------------------------------------------------------------------

 Increase in net assets from capital transactions                         128,138        24,485           199,995          7,518
---------------------------------------------------------------------------------------------------------------------------------

 Increase in net assets                                                   174,877        26,768           235,034          8,514

 Net assets at beginning of period                                        168,776         8,883            53,938              -
---------------------------------------------------------------------------------------------------------------------------------

 Net assets at end of period                                              343,653        35,651           288,972          8,514
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------

 See accompanying notes to unaudited financial statements.

LIFE OF VIRGINIA SEPARATE ACCOUNT II


Notes to Unaudited Financial Statements

September 30, 1997

--------------------------------------------------------------------------------

(1)      Description of Entity

         Life of Virginia Separate Account II (the Account) is a separate investment account established in 1986 by The Life Insurance Company of Virginia (Life of Virginia) under the laws of the Commonwealth of Virginia. The Account operates as a unit investment trust under the Investment Company Act of 1940. The Account is used to fund certain benefits for flexible premium variable life insurance policies issued by Life of Virginia. The Life Insurance Company of Virginia is a stock life insurance company operating under a charter granted by the Commonwealth of Virginia on March 21, 1871. Eighty percent of the capital stock of Life of Virginia is owned by General Electric Capital Assurance Corporation. The remaining 20% is owned by GE Life Insurance Group, Inc. General Electric Capital Assurance Corporation and GE Life Insurance Group, Inc. are indirectly, wholly-owned subsidiaries of General Electric Capital Corporation ("GE Capital"). GE Capital, a New York corporation, is a diversified financial services company.

         In May 1997, seven new investment subdivisions were added to the Account. The Growth & Income Portfolio and Growth Opportunities Portfolio each invests solely in a designated portfolio of the Variable Insurance Products Fund III. The Global Income Fund and the Value Equity Fund each invests solely in a designated portfolio of the GE Investments Funds, Inc. The Capital Appreciation Portfolio invests solely in a designated portfolio of the Janus Aspen Series. The Growth II Portfolio and the Large Cap Growth Portfolio each invests solely in a designated portfolio of the PBHG Insurance Series Fund. All designated portfolios described above are series type mutual funds.


   (2)   Summary of Significant Accounting Policies

         Investments

         Investments are stated at fair value which is based on the underlying net asset value per share of the respective portfolios or funds. Purchases and sales of investments are recorded on the trade date. Realized gains and losses on investments are determined on the average cost basis. The units and unit values are disclosed as of the last business day in the applicable year or period. Dividends received from net investment income and net realized capital gains are reinvested in additional shares of the portfolio. Dividend income and capital gain distributions are recorded as income on the ex-dividend date.

LIFE OF VIRGINIA SEPARATE ACCOUNT II


Notes to Unaudited Financial Statements

September 30, 1997

--------------------------------------------------------------------------------

(2)      Continued


         The aggregate cost of the investments acquired and the aggregate proceeds of investments sold, for the nine months ended September 30, 1997 was:

                                                   Cost of              Proceeds
                                                    Shares                  from
Fund/Portfolio                                    Acquired           Shares Sold
--------------------------------------------------------------------------------

GE Investment Funds, Inc.:
              S&P 500 Index                 $    1,603,786        $      271,564
              Government Securities                 77,148                49,589
              Money Market                      10,572,735             8,536,557
              Total Return                         998,004               333,392
              International Equity                  40,461                10,174
              Real Estate Securities               143,591                26,216
              Global Income                         11,230                 1,928
              Value Equity                           1,444                   114

Oppenheimer Variable Account Funds:
              Money                                  1,765                 1,928
              Bond                                 102,149                95,689
              Capital Appreciation               1,048,383               626,998
              Growth                               797,323               405,238
              High Income                          499,803               184,906
              Multiple Strategies                  214,531               189,497

Variable Insurance Products Fund:
              Money Market                          74,058                77,771
              High Income                           20,312                21,655
              Equity-Income                      2,148,033               844,981
              Growth                             1,382,997               989,059
              Overseas                             635,598               722,433

Variable Insurance Products Fund II:
              Asset Manager                      1,567,047               552,861
              Contrafund                         1,967,663             1,535,197

Variable Insurance Products Fund III:
              Growth & Income                        9,218                   450
              Growth Opportunties                   74,057                15,893

LIFE OF VIRGINIA SEPARATE ACCOUNT II


Notes to Unaudited Financial Statements

September 30, 1997

--------------------------------------------------------------------------------

(2)      Continued


                                                   Cost of              Proceeds
                                                    Shares                  from
Fund/Portfolio                                    Acquired           Shares Sold
--------------------------------------------------------------------------------

Advisers Management Trust:
              Bond                          $       10,462        $       33,173
              Growth                                16,363                29,804
              Balanced                              17,104                23,299

Janus Aspen Series:
              Balanced                             173,666                39,996
              Aggressive Growth                  2,432,748             1,741,445
              Growth                               821,651               325,098
              Worldwide                          1,540,721               472,292
              Flexible Income                      102,768                76,894
              International Growth                 237,328                37,717
              Capital Appreciation                   8,129                   616

Federated Insurance Series:
              American Leaders Fund II              26,419                 4,867
              Utility Fund II                       58,719                18,286
              High Income Bond Fund II              64,172                11,667

The Alger American Fund
              Small Capitalization               3,146,358             2,466,608
              Growth                             3,222,993             3,988,154

PBHG Insurance Series Fund, Inc.
              PBHG Large Cap Growth                 40,815                17,731
              PBHG Growth II                        14,720                   693



         Federal Income Taxes

         The Account is not taxed separately because the operations of the Account are part of the total operations of Life of Virginia. Life of Virginia is taxed as a life insurance company under the Internal Revenue Code (the Code). Life of Virginia is included in the

LIFE OF VIRGINIA SEPARATE ACCOUNT II


Notes to Unaudited Financial Statements

September 30, 1997

--------------------------------------------------------------------------------

(2)       Continued

         General Electric Capital Assurance Company consolidated federal income tax return. The Account will not be taxed as a regulated investment company under subchapter M of the Code. Under existing federal income tax law, no taxes are payable on the investment income or on the capital gains of the Account.

         Use of Estimates

         Financial statements prepared in conformity with generally accepted accounting principles require management to make estimates and assumptions that affect amounts reported therein. Actual results could differ from those estimates.


   (3)   Related Party Transactions

         Net premiums transferred from Life of Virginia to the Account represent gross premiums recorded by Life of Virginia on its flexible premium variable life insurance policies, less deductions of 7.5% retained as compensation for certain distribution expenses and premium taxes. In addition, there is a deferred sales charge of up to 45% of the first year's premiums. This charge will be deducted from the policy's cash value in equal installments at the beginning of each of the policy years two through ten with any remaining installments deducted at policy lapse or surrender.

         If a policy surrenders or lapses during the first nine years, a charge is made by Life of Virginia to cover the expenses of underwriting and issuing the policy.

         The charge is a stated percentage of the insurance amount and varies by the age of the policyholder when issued, sex (where appropriate), risk class and period of time that the policy has been in force. A charge equal to the lesser of $25 or 2% of the amount paid on a partial surrender will be made to compensate Life of Virginia for the costs incurred in connection with the partial surrender.

         A charge based on the policy specified amount of insurance, death benefit option, cash values, duration, the insured's sex, issue age and risk class is deducted from the policy cash values each month to compensate Life of Virginia for the cost of insurance and any benefits added by rider. In addition, Life of Virginia charges the Account for the mortality and expense risk that Life of Virginia assumes. This charge is deducted daily at an effective annual rate of .70% of the net assets of the Account. For policies issued on or after May 1, 1993, Life of Virginia will deduct a monthly administrative charge of $6 from the policy cash value and for policies issued prior to May 1, 1993, Life of Virginia will deduct a monthly administrative charge of $5 from the policy cash value.

LIFE OF VIRGINIA SEPARATE ACCOUNT II


Notes to Unaudited Financial Statements

September 30, 1997

--------------------------------------------------------------------------------

(3)       Continued

         Gains or losses resulting from the processing time between the crediting of an initial net premium and the investment of that premium are credited or charged to Life of Virginia. In addition, any such gain or loss resulting from the processing time between a request for policy surrender and the sale of the underlying shares is also credited or charged to Life of Virginia.

         GE Investment Funds, Inc. (the Fund) is an open-end diversified management investment company whose shares are sold to Life of Virginia's Separate Accounts.

         Forth Financial Securities Corporation (FFSC), an affiliate of Life of Virginia, acts as principal underwriter (as defined in The Investment Company Act of 1940) of the Account's policies pursuant to an agreement with Life of Virginia.

         GE Investment Management Incorporated currently serves as investment adviser to GE Investment Funds, Inc. (formerly Life of Virginia Series Fund, Inc.). Prior to May 1, 1997, Aon Advisors, Inc. served as investment advisor to the Fund and had agreed to reimburse the Fund for certain expenses of each of the Fund's portfolios. As compensation for its services, the Investment Advisor is paid an investment advisory fee by the Fund based on the average daily net assets at an effective annual rate of .35% for the S&P 500 Index Fund, .1% for the Money Market Fund, .5% for the Government Securities & Total Return Funds, 1.00% for the International Equity Fund and .85% for the Real Estate Securities Fund.

         Certain officers and directors of Life of Virginia are also officers and directors of FFSC and the Fund.

LIFE OF VIRGINIA SEPARATE ACCOUNT II

Table of Contents

Year ended December 31, 1996

=============================================================================

                                                                         PAGE

Independent Auditors' Report............................................. 1

Financial Statements:

        Statements of Assets and Liabilities..............................3
        Statements of Operations..........................................9
        Statements of Changes in Net Assets..............................19

Notes to Financial Statements............................................29


=============================================================================

                         [KPMG PEAT MARWICK LLP LETTERHEAD]





REPORT OF INDEPENDENT AUDITORS



Policyholders
Life of Virginia Separate Account II
   and Board of Directors
The Life Insurance Company of Virginia


We have audited the accompanying statements of assets and liabilities of Life of Virginia Separate Account II (the Account) (comprising, the Life of Virginia Series Fund, Inc.--Common Stock Index, Government Securities, Money Market, Total Return, International Equity and Real Estate Securities Portfolios; the Oppenheimer Variable Account Fund--Money, Bond, Capital Appreciation, Growth, High Income and Multiple Strategies Funds; the Variable Insurance Products Fund--Money Market, High Income, Equity-Income, Growth and Overseas Portfolios; the Variable Insurance Products Fund II--Asset Manager and Contrafund Portfolios; the Advisers Management Trust--Balanced, Bond and Growth Portfolios; the Federated Investors Insurance Series--American Leaders, High Income Bond and Utility Funds II; the Alger American--Small Cap and Growth Portfolios; and the Janus Aspen Series--Aggressive Growth, Growth, Worldwide Growth, Balanced, Flexible Income and International Growth Portfolios) as of December 31, 1996 and the related statements of operations and changes in net assets for the year or periods then ended. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audit. The accompanying statements of operations and changes in net assets of Life of Virginia Separate Account II for the years or periods ended December 31, 1995 and 1994, were audited by other auditor, whose report thereon dated February 8, 1996 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 1996, by correspondence with the underlying mutual funds. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 1996 financial statements referred to above present fairly, in all material respects, the financial position of each of the respective portfolios constituting Life of Virginia Separate Account II as of December 31, 1996 and the results of their operations and changes in their net assets for the year or period then ended in conformity with generally accepted accounting principles.


                                        /s/ KPMG Peat Marwick LLP


February 11, 1997

                       [LETTERHEAD OF ERNST & YOUNG LLP]

                         Report of Independent Auditors


Policyholders
Life of Virginia Separate Account II
and Board of Directors
The Life Insurance Company of Virginia


We have audited the accompanying statements of operations and changes in net assets for each of the two years in the period ended December 31, 1995 for the Life of Virginia Series Fund, Inc. Common Stock Index, Government Securities, Money Market and Total Return portfolios, the Oppenheimer Variable Account Funds portfolios, the Variable Insurance Products Fund portfolios, the Variable Insurance Products Fund II Asset Manager portfolio, the Advisers Management Trust portfolios, and for the period from August 25, 1995 (date of inception) to December 31, 1995 for the Life of Virginia Series Fund, Inc. International Equity portfolio, for the period from October 5, 1995 (date of inception) to December 31, 1995 for the Life of Virginia Series Fund, Inc. Real Estate Securities portfolio, for the period from February 7, 1995 (date of inception) to December 31, 1995 for the Variable Insurance Products Fund II Contrafund portfolio, for the period from October 31, 1995 (date of inception) to December 31, 1995 for the Insurance Management Series Corporate Bond portfolio, for the period from March 22, 1995 (date of inception) to December 31, 1995 for the Insurance Management Series Utility portfolio, for the year ended December 31, 1995 and for the period from March 8, 1994 (date of inception) to December 31, 1994 for the Janus Aspen Aggressive Growth, Growth, and Worldwide Growth portfolios, for the period from November 14, 1995 (date of inception) to December 31, 1995 for the Janus Aspen Balanced portfolio, for the period from December 20, 1995 (date of inception) to December 31, 1995 for the Janus Aspen Flexible Income portfolio, for the period from October 11, 1995 (date of inception) to December 31, 1995 for the Alger American Small Cap portfolio, and for the period from October 23, 1995 (date of inception) to December 31, 1995 for the Alger American Growth portfolio. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and changes in their assets for the periods described in the first paragraph of each of the respective portfolios constituting Life of Virginia Separate Account II, in conformity with generally accepted accounting principles.

                                /s/ Ernst & Young LLP

Richmond, Virginia
February 8, 1996

LIFE OF VIRGINIA SEPARATE ACCOUNT II

Statements of Assets and Liabilities

December 31, 1996



-------------------------------------------------------------------------------------------------------------------------------
                                                                               Life of Virginia Series Fund, Inc.
                                                       ------------------------------------------------------------------------
                                                        Common       Government   Money      Total   International  Real Estate
                                                      Stock Index    Securities   Market     Return     Equity       Securities
Assets                                                 Portfolio     Portfolio   Portfolio   Portfolio  Portfolio     Portfolio
-------------------------------------------------------------------------------------------------------------------------------

Investment in Life of Virginia Series
 Fund, Inc., at fair value (note 2):
        Common Stock Index Portfolio (68,343
           shares; cost - $1,331,677)               $   1,034,719           --          --          --          --          --
        Government Securities Portfolio (29,405
           shares; cost - $299,180)                            --       281,116         --          --          --          --
        Money Market Portfolio (179,920 shares;
           cost - $1,566,610)                                  --            --  1,867,568          --          --          --
        Total Return Portfolio (173,098 shares;
           cost - $2,881,113)                                  --            --         --   2,203,532          --          --
        International Equity Portfolio
           (2,779 shares; cost - $30,739)                      --            --         --          --      30,093          --
        Real Estate Securities Portfolio
           (1,775 shares; cost - $22,575)                      --            --         --          --          --      25,047
Dividend receivable                                       751,436        31,170     97,157     846,101       1,884       1,678
Receivable from affiliate (note 3)                          2,016            --         --     230,368          82         194
Receivable for units sold                                   1,915           103    573,514          --       3,168       3,296
--------------------------------------------------------------------------------------------------------------------------------
Total assets                                            1,790,086       312,389  2,538,239   3,280,001      35,227      30,215
================================================================================================================================
Liabilities
--------------------------------------------------------------------------------------------------------------------------------
Accrued expenses payable to affiliate (note 3)                197           745    132,634         389          4            3
Payable for units withdrawn                                    --            --         --         311         --           --
--------------------------------------------------------------------------------------------------------------------------------

Total liabilities                                             197           745    132,634         700          4            3
--------------------------------------------------------------------------------------------------------------------------------
Net assets                                           $  1,789,889       311,644  2,405,605   3,279,301     35,223       30,212
================================================================================================================================
Outstanding units                                          56,039        16,683    154,701     125,692      3,036        1,918
================================================================================================================================
Net asset value per unit                             $      31.94         18.68      15.55       26.09      11.60        15.75
================================================================================================================================







LIFE OF VIRGINIA SEPARATE ACCOUNT II

Statements of Assets and Liabilities, Continued



----------------------------------------------------------------------------------------------------------------------
                                                                Oppenheimer Variable Account Fund
                                                ----------------------------------------------------------------------
                                                                           Capital                   High     Multiple
                                                   Money     Bond     Appreciation     Growth      Income   Strategies
Assets                                              Fund     Fund             Fund       Fund        Fund         Fund
----------------------------------------------------------------------------------------------------------------------
Investment in Oppenheimer Variable
 Account Funds, at fair value (note 2):
        Money Fund (679 shares;
           cost - $679)                           $  679         --             --          --          --          --
        Bond Fund (23,209 shares;
           cost - $267,811)                           --    269,921             --          --          --          --
        Capital Appreciation Fund
           (60,836 shares; cost - $1,948,268)         --         --      2,354,955          --          --          --
        Growth Fund (54,019 shares;
           cost - $1,217,173)                         --         --             --   1,471,477          --          --
        High Income Fund (89,027
           shares; cost - $954,579)                   --         --             --          --     990,865          --
        Multiple Strategies Fund
           (36,491 shares; cost - $515,454)           --         --             --          --          --     570,359
Receivable from affiliate (note 3)                    28         --             --       6,688         995       4,486
Receivable for units sold                             --         49          1,988       1,907       1,021          --
----------------------------------------------------------------------------------------------------------------------
Total assets                                         707    269,970      2,356,943   1,480,072     992,881     574,845
======================================================================================================================
Liabilities
----------------------------------------------------------------------------------------------------------------------
Accrued expenses payable to affiliate (note 3)        --        130         14,879         199         134          77
Payable for units withdrawn                           --         --             --          --          --         107
----------------------------------------------------------------------------------------------------------------------
Total liabilities                                     --        130         14,879         199         134         184
----------------------------------------------------------------------------------------------------------------------
Net assets                                      $    707    269,840      2,342,064   1,479,873     992,747     574,661
======================================================================================================================
Outstanding units                                     45     13,055         63,799      44,162      32,190      22,651
======================================================================================================================
Net asset value per unit                        $  15.56      20.67          36.71       33.51       30.84       25.37
======================================================================================================================





LIFE OF VIRGINIA SEPARATE ACCOUNT II

Statements of Assets and Liabilities, Continued



-------------------------------------------------------------------------------------------------------------
                                                             Variable Insurance Products Fund
                                                  -----------------------------------------------------------
                                                       Money        High   Equity--
                                                      Market      Income     Income      Growth     Overseas
Assets                                             Portfolio   Portfolio  Portfolio   Portfolio    Portfolio
-------------------------------------------------------------------------------------------------------------
Investment in Variable Insurance Products
 Fund, at fair value (note 2):
        Money Market Portfolio (307,072 shares;
           cost - $307,072)                         $ 307,072         --          --          --          --
        High Income Portfolio (17,047 shares;
           cost - $190,113)                                --    213,433          --          --          --
        Equity--Income Portfolio (150,449 shares;
           cost - $2,748,697)                              --         --   3,163,937          --          --
        Growth Portfolio (115,732 shares;
           cost - $3,222,777)                              --         --          --   3,603,899          --
        Overseas Portfolio (93,445 shares;
           cost - $1,547,392)                              --         --          --          --   1,760,500
Accrued investment income                               1,430         --          --          --          --
Receivable from affiliate (note 3)                      7,194         --      22,564       7,570       1,069
Receivable for units sold                                  --         --      34,746          --          --
-------------------------------------------------------------------------------------------------------------
Total assets                                          315,696    213,433   3,221,247   3,611,469   1,761,569
=============================================================================================================
Liabilities
-------------------------------------------------------------------------------------------------------------
Accrued expenses payable to affiliate (note 3)             43        178         429         486         237
Payable for units withdrawn                                --         43          --         337         702
-------------------------------------------------------------------------------------------------------------
Total liabilities                                          43        221         429         823         939
-------------------------------------------------------------------------------------------------------------
Net assets                                          $ 315,653    213,212   3,220,818   3,610,646   1,760,630
=============================================================================================================
Outstanding units                                      20,234      8,361     101,828     103,102      81,098
=============================================================================================================
Net asset value per unit                            $   15.60      25.50       31.63       35.02       21.71
=============================================================================================================







LIFE OF VIRGINIA SEPARATE ACCOUNT II

Statements of Assets and Liabilities, Continued



-------------------------------------------------------------------------------------------------------------------
                                                    Variable Insurance
                                                     Products Fund II            Advisers Management Trust
                                                   ----------------------   ---------------------------------------
                                                       Asset
                                                     Manager   Contrafund     Balanced          Bond        Growth
Assets                                             Portfolio    Portfolio    Portfolio     Portfolio     Portfolio
-------------------------------------------------------------------------------------------------------------------
Investment in Variable Insurance Products
 Fund II, at fair value (note 2):
        Asset Manager Portfolio (170,823 shares;
           cost - $2,524,202)                      $2,892,037           --           --           --            --
        Contrafund Portfolio (62,852 shares;
           cost - $908,315)                                --    1,040,837           --           --            --

Investment in Advisers Management Trust,
 at fair value (note 2):
        Balanced Portfolio (15,397 shares;
           cost - $230,220)                                --           --      245,118           --            --
        Bond Portfolio (5,668 shares;
           cost - $79,581)                                 --           --           --       79,630            --
        Growth Portfolio (5,197 shares;
           cost - $115,124)                                --           --           --           --       133,972

Receivable from affiliate (note 3)                         --        4,567           --           --           569
Receivable for units sold                                  --          203           16           --            26
-------------------------------------------------------------------------------------------------------------------
Total assets                                        2,892,037    1,045,607      245,134       79,630       134,567
===================================================================================================================
Liabilities
-------------------------------------------------------------------------------------------------------------------
Accrued expenses payable to affiliate (note 3)          9,568          140        1,120           86            18
Payable for units withdrawn                             1,717           --           --           --            --
-------------------------------------------------------------------------------------------------------------------
Total liabilities                                      11,285          140        1,120           86            18
-------------------------------------------------------------------------------------------------------------------
Net assets                                         $2,880,752    1,045,467      244,014       79,544       134,549
===================================================================================================================
Outstanding units                                     135,501       62,082       14,270        6,358         8,592
===================================================================================================================
Net asset value per unit                           $    21.26        16.84        17.10        12.51         15.66
===================================================================================================================



LIFE OF VIRGINIA SEPARATE ACCOUNT II

Statements of Assets and Liabilities, Continued




-------------------------------------------------------------------------------------------------------------------
                                                              Federated Investors
                                                               Insurance Series                 Alger American
                                                    -------------------------------------  ------------------------
                                                        American          High                   Small
                                                         Leaders   Income Bond     Utility         Cap      Growth
Assets                                                   Fund II       Fund II     Fund II   Portfolio   Portfolio
-------------------------------------------------------------------------------------------------------------------
Investments in Federated Investors Insurance Series,
         at fair value (note 2):
                American Leaders Fund II
                        (149 shares; cost - $2,241)      $ 2,270           --          --           --           --
                High Income Bond Fund II
                        (3,428 shares; cost - $34,029)        --        35,102         --           --           --
                Utility Fund II (7,400 shares -
                        cost - $82,709)                       --           --       87,390          --           --
Investment in Alger American,
         at fair value (note 2):
                Small Cap Portfolio (10,065 shares;
                        cost - $416,945)                      --           --          --      411,764           --
                Growth Portfolio (39,772 shares;
                        cost - $1,367,186)                    --           --          --           --    1,365,377
Receivable from affiliate (note 3)                            --           422         --        9,418        6,449
Receivable for units sold                                     --            78         292         649       34,943
--------------------------------------------------------------------------------------------------------------------
Total assets                                               2,270        35,602      87,682     421,831    1,406,769
====================================================================================================================
Liabilities
--------------------------------------------------------------------------------------------------------------------
Accrued expenses payable to affiliate (note 3)                --             4         331          56          185
Payable for units withdrawn                                   --            --          11          --           --
--------------------------------------------------------------------------------------------------------------------
Total liabilities                                             --             4         342          56          185
====================================================================================================================
Net assets                                               $ 2,270        35,598      87,340     421,775    1,406,584
====================================================================================================================
Oustanding units                                             205         2,627       6,422      43,392      129,520
====================================================================================================================
Net asset value per unit                                 $ 11.10         13.55       13.60        9.72        10.86
====================================================================================================================







LIFE OF VIRGINIA SEPARATE ACCOUNT II

Statements of Assets and Liabilities, Continued


-----------------------------------------------------------------------------------------------------------------------------
                                                                           Janus Aspen Series
                                                 ----------------------------------------------------------------------------
                                                 Aggressive                  Worldwide                Flexible  International
                                                     Growth        Growth       Growth    Balanced      Income         Growth
                                                  Portfolio     Portfolio    Portfolio   Portfolio   Portfolio      Portfolio
-----------------------------------------------------------------------------------------------------------------------------
Investment in Janus Aspen Series,
         at fair value (note 2):
                Aggressive Growth Portfolio
                   (58,294 shares;
                        cost - $990,897)           $1,063,290           --          --          --           --           --
                Growth Portfolio (69,183
                        shares; cost - $973,515)           --    1,073,027          --          --           --           --
                Worldwide Growth Portfolio
                        (72,385 shares; cost -
                         $1,286,124)                       --           --    1,407,171         --           --           --
                Balanced Portfolio (11,361
                        shares; cost - $150,765)           --           --           --    167,808           --           --
                Flexible Income Portfolio
                        (790 shares; cost -
                         $8,800)                           --           --           --         --        8,883           --
                International Growth Portfolio
                        (3,421 shares; cost -
                         $52,735)                          --           --           --         --           --       53,775
Receivable from affiliate (note 3)                     18,322        7,645       11,808        969            1           --
Receivable for units sold                               1,593       33,083        2,498         21           --          213
-----------------------------------------------------------------------------------------------------------------------------
Total assets                                        1,083,205    1,113,755    1,421,477    168,798        8,884       53,988
=============================================================================================================================
Liabilities
-----------------------------------------------------------------------------------------------------------------------------
Accrued expenses payable to affiliate (note 3)            146          145          190         22            1           50
Payable for units withdrawn                                --           --           --         --           --           --
-----------------------------------------------------------------------------------------------------------------------------
Total liabilities                                         146          145          190         22            1           50
=============================================================================================================================
Net assets                                         $1,083,059    1,113,610    1,421,287    168,776        8,883       53,938
=============================================================================================================================
Outstanding units                                      69,875       74,890       90,240     13,755          780        4,602
=============================================================================================================================
Net asset value per unit                           $    15.50        14.87        15.75      12.27        11.39        11.72
=============================================================================================================================


See accompanying notes to financial statements.

LIFE OF VIRGINIA SEPARATE ACCOUNT II

Statements of Operations





                                                                                         Life of Virginia Series Fund, Inc.
                                                                            ------------------------------------------------------
                                                                                     Common                      Government
                                                                                   Stock Index                   Securities
                                                                                     Portfolio                    Portfolio
                                                                            ---------------------------    -----------------------
                                                                              Year ended December 31       Year ended December 31,
                                                                          1996        1995     1994         1996      1995   1994
----------------------------------------------------------------------------------------------------------------------------------
Investment income:
         Income--Dividends                                               $ 751,436    20,611   10,993    31,170    18,835   10,652
         Expenses--Mortality and expense risk charges (note 3)               9,854     5,975    4,467     2,175     1,930      762
----------------------------------------------------------------------------------------------------------------------------------
Net investment income                                                      741,582    14,636    6,526    28,995    16,905    9,890

Net realized and unrealized gain (loss) on investments:
                   Net realized gain (loss)                                 65,600    33,666    1,682       289     2,130   (2,789)
                   Unrealized appreciation (depreciation) on investments  (498,697)  203,288  (11,121)  (28,379)   23,073  (11,441)
-----------------------------------------------------------------------------------------------------------------------------------
Net realized and unrealized gain (loss) on investments                    (433,097)  236,954   (9,439)  (28,090)   25,203  (14,230)
-----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets from operations                        $ 308,485   251,590   (2,913)      905    42,108   (4,340)
-----------------------------------------------------------------------------------------------------------------------------------





                                                                          Life of Virginia Series Fund, Inc.
                                                                          ----------------------------------
                                                                                     Money Market
                                                                                      Portfolio
                                                                             -------------------------------
                                                                                Year ended December 31,

                                                                             1996        1995        1994
------------------------------------------------------------------------------------------------------------
Investment income:
         Income--Dividends                                                   97,157      64,373      28,145
         Expenses--Mortality and expense risk charges (note 3)               15,476      12,610       9,044
------------------------------------------------------------------------------------------------------------
Net investment income                                                        81,681      51,763      19,101

Net realized and unrealized gain (loss) on investments:
                   Net realized gain (loss)                                (325,593)     68,408     110,539
                   Unrealized appreciation (depreciation) on investments    345,223     (25,977)     (2,317)
------------------------------------------------------------------------------------------------------------
Net realized and unrealized gain (loss) on investments                       19,630      42,431     108,222
------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets from operations                           101,311      94,194     127,323
------------------------------------------------------------------------------------------------------------





                                                                       Life of Virginia Series Fund, Inc.
                                                                       ----------------------------------
                                                                                    Total Return
                                                                                      Portfolio
                                                                           ----------------------------
                                                                              Year ended December 31,
                                                                           1996        1995        1994
---------------------------------------------------------------------------------------------------------
Investment income:
         Income--Dividends                                                846,101     210,985     17,248
         Expenses--Mortality and expense risk charges (note 3)             20,200       9,371      2,872
---------------------------------------------------------------------------------------------------------
Net investment income                                                     825,901     201,614     14,376

Net realized and unrealized gain (loss) on investments:
                   Net realized gain (loss)                                68,427      17,126      5,404
                   Unrealized appreciation (depreciation) on investments (708,053)     18,487    (11,896)
---------------------------------------------------------------------------------------------------------
Net realized and unrealized gain (loss) on investments                   (639,626)     35,613     (6,492)
---------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets from operations                         186,275     237,227      7,884
---------------------------------------------------------------------------------------------------------





LIFE OF VIRGINIA SEPARATE ACCOUNT II

Statements of Operations, Continued



                                                                   Life of Virginia Series Fund, Inc. (continued)
                                                              ------------------------------------------------------
                                                               International                    Real Estate
                                                              Equity Portfolio              Securities Portfolio
                                                              ------------------------    --------------------------
                                                                           Period from                   Period from
                                                                            August 25,                    October 5,
                                                              Year ended       1995 to    Year ended         1995 to
                                                            December 31,   December 31,  December 31,   December 31,
                                                                    1996           1995          1996           1995
--------------------------------------------------------------------------------------------------------------------
Investment income:
         Income - Dividends                                       $ 1,884           176        1,678         22
         Expenses - Mortality and expense risk charges (note 3)       152            11           57         --
--------------------------------------------------------------------------------------------------------------------
Net investment income                                               1,732           165        1,621         22
--------------------------------------------------------------------------------------------------------------------
Net realized and unrealized (loss) gain on investments:
         Net realized gain                                            510             4          381         --
         Unrealized appreciation (depreciation) on investments       (839)          193        2,468          4
--------------------------------------------------------------------------------------------------------------------
Net realized and unrealized (loss) gain on investments               (329)          197        2,849          4
--------------------------------------------------------------------------------------------------------------------
Increase in net assets from operations                            $ 1,403           362        4,470         26
--------------------------------------------------------------------------------------------------------------------




LIFE OF VIRGINIA SEPARATE ACCOUNT II

Statements of Operations, Continued





-----------------------------------------------------------------------------------------------------------------------------
                                                                                   Oppenheimer Variable Account Fund
                                                                          ---------------------------------------------------
                                                                                    Money                   Bond
                                                                                    Fund                    Fund
                                                                           ----------------------  --------------------------
                                                                           Year ended December 31,   Year ended December 31,
                                                                             1996    1995     1994     1996    1995    1994
-----------------------------------------------------------------------------------------------------------------------------
Investment income:
         Income--Dividends                                                 $   224    662    310     16,705    8,365   4,168
         Expenses--Mortality and expense risk charges (note 3)                  31     82     51      1,790      844     430
-----------------------------------------------------------------------------------------------------------------------------
Net investment income (expense)                                                193    580    259     14,915    7,521   3,738
-----------------------------------------------------------------------------------------------------------------------------
Net realized and unrealized gain (loss) on investments:
                   Net realized gain (loss)                                     --     --     --        128      407     (60)
                   Unrealized appreciation (depreciation) on investments        --     --     --     (3,916)   9,889  (4,975)
-----------------------------------------------------------------------------------------------------------------------------
Net realized and unrealized gain (loss) on investments                          --     --     --     (3,788)  10,296  (5,035)
-----------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets from operations                          $   193    580    259     11,127   17,817  (1,297)
-----------------------------------------------------------------------------------------------------------------------------







                                                                    Oppenheimer Variable Account Fund
                                                              ---------------------------------------------
                                                                                           Capital
                                                                                        Appreciation
                                                                                            Fund
                                                                             -------------------------------
                                                                                   Year ended December 31,
                                                                                1996       1995        1994
------------------------------------------------------------------------------------------------------------
Investment income:
         Income--Dividends                                                     99,449      5,317      42,513
         Expenses--Mortality and expense risk charges (note 3)                 13,659     10,098       4,255
------------------------------------------------------------------------------------------------------------
Net investment income (expense)                                                85,790     (4,781)     38,258
------------------------------------------------------------------------------------------------------------
Net realized and unrealized gain (loss) on investments:
                   Net realized gain (loss)                                   128,677     57,411      (5,894)
                   Unrealized appreciation (depreciation) on investments      103,509    281,347     (41,031)
-------------------------------------------------------------------------------------------------------------
Net realized and unrealized gain (loss) on investments                        232,186    338,758     (46,925)
-------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets from operations                             317,976    333,977      (8,667)
-------------------------------------------------------------------------------------------------------------






---------------------------------------------------------------------------------------------------------
                                                             Oppenheimer Variable Account Fund
                                                 --------------------------------------------------------

                                                                                       Growth
                                                                                        Fund
                                                                             ----------------------------
                                                                               Year ended December 31,
                                                                             1996        1995       1994
---------------------------------------------------------------------------------------------------------
Investment income:
         Income--Dividends                                                   72,782     10,459      1,840
         Expenses--Mortality and expense risk charges (note 3)                7,950      3,854      1,807
---------------------------------------------------------------------------------------------------------
Net investment income (expense)                                              64,832      6,605         33
---------------------------------------------------------------------------------------------------------
Net realized and unrealized gain (loss) on investments:
                   Net realized gain (loss)                                  59,611     22,586      6,108
                   Unrealized appreciation (depreciation) on investments    113,315    125,878     (2,215)
---------------------------------------------------------------------------------------------------------
Net realized and unrealized gain (loss) on investments                      172,926    148,464      3,893
---------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets from operations                           237,758    155,069      3,926
---------------------------------------------------------------------------------------------------------






LIFE OF VIRGINIA SEPARATE ACCOUNT II

Statements of Operations, Continued



-----------------------------------------------------------------------------------------------------------------------
                                                                            Oppenheimer Variable Account Fund
                                                                   ----------------------------------------------------
                                                                              High                  Multiple
                                                                              Income               Strategies
                                                                              Fund                    Fund
                                                                   ----------------------------------------------------
                                                                   Year ended December 31,  Year ended December 31,
                                                                   1996     1995     1994      1996    1995     1994
-----------------------------------------------------------------------------------------------------------------------
Investment income:
         Income--Dividends                                        $ 78,385   47,571  19,850    33,554   35,104   13,754
         Expenses--Mortality and expense risk charges (note 3)       5,650    3,622   1,474     3,353    3,322    1,636
-----------------------------------------------------------------------------------------------------------------------
Net investment income (expense)                                     72,735   43,949  18,376    30,201   31,782   12,118
-----------------------------------------------------------------------------------------------------------------------
Net realized and unrealized gain (loss) on investments:
         Net realized gain (loss)                                    8,045    1,112  (2,786)   22,006    5,112    1,058
         Unrealized appreciation (depreciation) on investments      28,139   30,017 (25,264)   14,047   48,453  (16,980)
-----------------------------------------------------------------------------------------------------------------------
Net realized and unrealized gain (loss) on investments              36,184   31,129 (28,050)   36,053   53,565  (15,922)
-----------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets from operations                 $108,919   75,078  (9,674)   66,254   85,347   (3,804)
-----------------------------------------------------------------------------------------------------------------------


LIFE OF VIRGINIA SEPARATE ACCOUNT II

Statements of Operations, Continued




-------------------------------------------------------------------------------------------------------------------------------
                                                                                     Variable Insurance Products Fund
                                                                          -----------------------------------------------------
                                                                                                                  High
                                                                                  Money Market                   Income
                                                                                   Portfolio                    Portfolio
                                                                          ----------------------------  -----------------------
                                                                               Year ended December 31,  Year ended December 31,
                                                                             1996     1995    1994      1996      1995     1994
-------------------------------------------------------------------------------------------------------------------------------

         Income--Dividends                                                 $17,813   34,581   5,417    24,435    12,908   9,861
         Expenses--Mortality and expense risk
                   charges (note 3)                                          2,449    4,231     711     1,779     1,682     976
-------------------------------------------------------------------------------------------------------------------------------
Net investment income (expense)                                             15,364   30,350   4,706    22,656    11,226   8,885
-------------------------------------------------------------------------------------------------------------------------------
Net realized and unrealized gain (loss) on investments:
                   Net realized gain (loss)                                     --       --      --     7,114     4,603     (69)
                   Unrealized appreciation (depreciation) on investments        --       --      --     1,632    25,411 (12,284)
--------------------------------------------------------------------------------------------------------------------------------
Net realized and unrealized gain (loss) on investments                          --       --      --     8,746    30,014 (12,353)
--------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets from operations                          $15,364   30,350   4,706    31,402    41,240  (3,468)
--------------------------------------------------------------------------------------------------------------------------------




                                                             Variable Insurance Products Fund
                                                     -----------------------------------------------------
                                                                                       Equity-
                                                                                       Income
                                                                                       Portfolio
                                                                             -----------------------------
                                                                               Year ended December 31,
                                                                             1996       1995       1994
----------------------------------------------------------------------------------------------------------
         Income--Dividends                                                   85,939     72,375     31,170
         Expenses--Mortality and expense risk
                   charges (note 3)                                          17,180      8,801      3,777
----------------------------------------------------------------------------------------------------------
Net investment income (expense)                                              68,759     63,574     27,393
----------------------------------------------------------------------------------------------------------
Net realized and unrealized gain (loss) on investments:
                   Net realized gain (loss)                                  98,124     44,633     (8,219)
                   Unrealized appreciation (depreciation) on investments    149,934    255,114    (15,896)
----------------------------------------------------------------------------------------------------------
Net realized and unrealized gain (loss) on investments                      248,058    299,747    (24,115)
----------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets from operations                           316,817    363,321      3,278
----------------------------------------------------------------------------------------------------------





----------------------------------------------------------------------------------------------------------
                                                               Variable Insurance Products Fund
                                                      ----------------------------------------------------
                                                                                        Growth
                                                                                       Portfolio
                                                                          --------------------------------
                                                                                Year ended December 31,
                                                                            1996         1995        1994
----------------------------------------------------------------------------------------------------------
         Income--Dividends                                                 213,091       9,023      41,630
         Expenses--Mortality and expense risk
                   charges (note 3)                                         25,014      16,541       7,849
----------------------------------------------------------------------------------------------------------
Net investment income (expense)                                            188,077      (7,518)     33,781
----------------------------------------------------------------------------------------------------------
Net realized and unrealized gain (loss) on investments:
                   Net realized gain (loss)                                342,839     237,960      (6,352)
                   Unrealized appreciation (depreciation) on investments  (104,224)    415,406     (16,629)
----------------------------------------------------------------------------------------------------------
Net realized and unrealized gain (loss) on investments                     238,615     653,366     (22,981)
----------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets from operations                          426,692     645,848      10,800
----------------------------------------------------------------------------------------------------------





LIFE OF VIRGINIA SEPARATE ACCOUNT II

Statements of Operations, Continued




                                                                           Variable Insurance         Variable Insurance
                                                                             Products Fund             Products Fund II
                                                                          -----------------------------------------------------
                                                                                                             Asset
                                                                                 Overseas                    Manager
                                                                                 Portfolio                   Portfolio
                                                                          ------------------------  ---------------------------
                                                                           Year ended December 31,    Year ended December 31,
                                                                             1996    1995     1994     1996      1995    1994
-------------------------------------------------------------------------------------------------------------------------------
Investment income:
         Income--Dividends                                                $ 36,638   6,739    1,317   183,395   38,074  24,335
         Expenses--Mortality and expense risk charges (note 3)              11,528   8,185    4,137    19,647   16,293   8,441
-------------------------------------------------------------------------------------------------------------------------------
Net investment income (expense)                                             25,110  (1,446)  (2,820)  163,748   21,781  15,894
-------------------------------------------------------------------------------------------------------------------------------
Net realized and unrealized gain (loss) on investments:
                   Net realized gain (loss)                                 39,291   6,569  (16,479)  105,006   25,753  (2,448)
                   Unrealized appreciation (depreciation) on investments   126,664 107,430  (45,747)   98,064  313,566 (80,899)
-------------------------------------------------------------------------------------------------------------------------------
Net realized and unrealized gain (loss) on investments                     165,955 113,999  (62,226)  203,070  339,319 (83,347)
-------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets from operations                         $191,065 112,553  (65,046)  366,818  361,100 (67,453)
-------------------------------------------------------------------------------------------------------------------------------



-------------------------------------------------------------------------------------------------------------------------------

                                                                    Variable Insurance Products Fund II
                                                              --------------------------------------------
                                                                                      Contrafund
                                                                                       Portfolio
                                                                             -----------------------------
                                                                                               Period from
                                                                                               February 7,
                                                                                Year ended         1995 to
                                                                              December 31,    December 31,
                                                                                      1996            1995
----------------------------------------------------------------------------------------------------------
Investment income:
         Income--Dividends                                                       2,964           3,470
         Expenses--Mortality and expense risk charges (note 3)                   4,608             700
----------------------------------------------------------------------------------------------------------
Net investment income (expense)                                                 (1,644)          2,770
----------------------------------------------------------------------------------------------------------
Net realized and unrealized gain (loss) on investments:
                   Net realized gain (loss)                                     14,028           2,651
                   Unrealized appreciation (depreciation) on investments       119,895          12,626
----------------------------------------------------------------------------------------------------------
Net realized and unrealized gain (loss) on investments                         133,923          15,277
----------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets from operations                              132,279          18,047
----------------------------------------------------------------------------------------------------------




LIFE OF VIRGINIA SEPARATE ACCOUNT II

Statements of Operations, Continued




----------------------------------------------------------------------------------------------------------------------------------
                                                                                   Advisers Management Trust
                                                                          --------------------------------------------------------
                                                                             Balanced                          Bond
                                                                            Portfolio                        Portfolio
                                                                          ------------------------  ----------------------------
                                                                           Year ended December 31,   Year ended December 31,
                                                                            1996      1995     1994     1996    1995    1994
--------------------------------------------------------------------------------------------------------------------------------
Investment income:
         Income--Dividends                                                $ 41,530    5,568   3,758    7,068    2,839    209
         Expenses--Mortality and expense risk charges (note 3)               1,799    1,863   1,177      581      491    259
--------------------------------------------------------------------------------------------------------------------------------
Net investment income (expense)                                             39,731    3,705   2,581    6,487   2,348     (50)
--------------------------------------------------------------------------------------------------------------------------------
Net realized and unrealized gain (loss) on investments:
                   Net realized gain (loss)                                  4,564    5,430   1,226       38     450     (50)
                   Unrealized appreciation (depreciation) on investments   (28,989)  43,147  (8,138)  (3,678)  3,567     461
--------------------------------------------------------------------------------------------------------------------------------
Net realized and unrealized gain (loss) on investments                     (24,425)  48,577  (6,912)  (3,640)  4,017     411
--------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets from operations                         $ 15,306   52,282  (4,331)   2,847   6,365     361
--------------------------------------------------------------------------------------------------------------------------------





------------------------------------------------------------------------------------------------------
                                                                 Advisers Management Trust
                                                       -----------------------------------------------
                                                                                     Growth
                                                                                    Portfolio
                                                       -----------------------------------------------
                                                                             Year ended December 31,
                                                                           1996        1995      1994
------------------------------------------------------------------------------------------------------
Investment income:
         Income--Dividends                                                 13,580      4,462     3,932
         Expenses--Mortality and expense risk charges (note 3)              1,005      1,076       512
-------------------------------------------------------------------------------------------------------
Net investment income (expense)                                            12,575      3,386     3,420
-------------------------------------------------------------------------------------------------------
Net realized and unrealized gain (loss) on investments:
                   Net realized gain (loss)                                 4,264      6,665      (362)
                   Unrealized appreciation (depreciation) on investments   (6,024)    29,994    (6,943)
-------------------------------------------------------------------------------------------------------
Net realized and unrealized gain (loss) on investments                     (1,760)    36,659    (7,305)
-------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets from operations                          10,815     40,045    (3,885)
-------------------------------------------------------------------------------------------------------




LIFE OF VIRGINIA SEPARATE ACCOUNT II

Statements of Operations, Continued




-----------------------------------------------------------------------------------------------------------------------------------
                                                                                        Federated Investors
                                                                                         Insurance Series
                                                                  -----------------------------------------------------------------
                                                                                         High
                                                                     American           Income
                                                                      Leaders            Bond                   Utility
                                                                      Fund II           Fund II                  Fund II
                                                                  --------------  -----------------------  ------------------------
                                                                  Period from                 Period from               Period from
                                                                   August 14,                 October 31,   Year ended    March 22,
                                                                      1996 to    Year ended       1995 to      1995 to      1995 to
                                                                 December 31,  December 31,  December 31, December 31, December 31,
                                                                         1996          1996          1995         1996         1995
-----------------------------------------------------------------------------------------------------------------------------------
Investment income:
         Income--Dividends                                           $      9         1,592             7        2,283          862
         Expenses--Mortality and expense risk charges (note 3)              2           127             1          364          132
-----------------------------------------------------------------------------------------------------------------------------------
Net investment income (expense)                                             7         1,465             6        1,919          730
-----------------------------------------------------------------------------------------------------------------------------------
Net realized and unrealized gain (loss) on investments:
         Net realized gain (loss)                                           4            51            --        2,332          167
         Unrealized appreciation (depreciation) on investments             29         1,038            35          700        3,982
-----------------------------------------------------------------------------------------------------------------------------------
Net realized and unrealized gain (loss) on investments                     33         1,089            35        3,032        4,149
-----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets from operations                    $     40         2,554            41        4,951        4,879
-----------------------------------------------------------------------------------------------------------------------------------







-------------------------------------------------------------------------------------------------------------------------
                                                                                       Alger American
                                                              -----------------------------------------------------------
                                                                           Small
                                                                            Cap                             Growth
                                                                          Portfolio                         Portfolio
                                                               --------------------------------  ------------------------
                                                                               Period from                  Period from
                                                                               October 11,                  October 23,
                                                                  Year ended       1995 to    Year ended        1995 to
                                                                December 31,  December 31,  December 31,   December 31,
                                                                        1996          1995          1996           1995
-------------------------------------------------------------------------------------------------------------------------
Investment income:
         Income--Dividends                                                502         --           3,815            --
         Expenses--Mortality and expense risk charges (note 3)          1,659         24           2,350            12
-------------------------------------------------------------------------------------------------------------------------
Net investment income (expense)                                        (1,157)       (24)          1,465           (12)
-------------------------------------------------------------------------------------------------------------------------
Net realized and unrealized gain (loss) on investments:
         Net realized gain (loss)                                       4,156        (52)          1,107             7
         Unrealized appreciation (depreciation) on investments         (4,745)      (436)         (1,956)          147
-------------------------------------------------------------------------------------------------------------------------
Net realized and unrealized gain (loss) on investments                   (589)      (488)           (849)          154
-------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets from operations                      (1,746)      (512)            616           142
-------------------------------------------------------------------------------------------------------------------------


LIFE OF VIRGINIA SEPARATE ACCOUNT II



-----------------------------------------------------------------------------------------------------------------------------------
                                                                                      Janus Aspen Series
                                               ------------------------------------------------------------------------------------
                                                                    Aggressive                              Growth
                                                                Growth Portfolio                           Portfolio
                                                       --------------------------------------- ------------------------------------
                                                                                Period from                             Period from
                                                                                    March 8,                               March 8,
                                                       Year ended   Year ended       1994 to   Year ended  Year ended       1994 to
                                                     December 31, December 31,  December 31, December 31, December 31, December 31,
                                                             1996        1995           1994         1996        1995          1994
-----------------------------------------------------------------------------------------------------------------------------------
Investment income:
          Income--Dividends                              $  9,052       7,589            844       21,456       7,206           227
          Expenses--Mortality and expense
                    risk charges (note 3)                   6,061       3,092            194        5,068       1,335           143
-----------------------------------------------------------------------------------------------------------------------------------
Net investment income (expense)                             2,991       4,497            650       16,388       5,871            84
-----------------------------------------------------------------------------------------------------------------------------------
Net realized and unrealized gain (loss) on investments:
                     Net realized gain (loss)              49,684      24,104            688       21,606       8,766         1,024
                     Unrealized appreciation
                       (depreciation) on investments       (6,584)     74,041          4,935       67,602      33,088        (1,179)
-----------------------------------------------------------------------------------------------------------------------------------
Net realized and unrealized gain (loss) on investments     43,100      98,145          5,623       89,208      41,854          (155)
-----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets from operations        $ 46,091     102,642          6,273      105,596      47,725           (71)

-----------------------------------------------------------------------------------------------------------------------------------



---------------------------------------------------------------------------------------------------------------------------


                                                                                  Janus Aspen Series
                                                     ----------------------------------------------------------------------
                                                                                        Worldwide
                                                                                          Growth
                                                                                        Portfolio
                                                     ----------------------------------------------------------------------
                                                                                                               Period from
                                                                                                                   March 8,
                                                                    Year ended           Year ended                 1994 to
                                                                  December 31,         December 31,            December 31,
                                                                          1996                 1995                    1994
----------------------------------------------------------------------------------------------------------------------------
Investment income:
          Income--Dividends                                             17,129                1,537                       2
          Expenses--Mortality and expense                                6,046                2,178                     282
                    risk charges (note 3)
-----------------------------------------------------------------------------------------------------------------------------
Net investment income (expense)                                         11,083                 (641)                   (280)
-----------------------------------------------------------------------------------------------------------------------------
Net realized and unrealized gain (loss) on investments:                102,324                8,523                    (232)
                     Net realized gain (loss)                           66,974               56,274                  (2,201)
                     Unrealized appreciation
                       (depreciation) on investments                   169,298               64,797                  (2,433)
-----------------------------------------------------------------------------------------------------------------------------
Net realized and unrealized gain (loss) on investments                 180,381               64,156                  (2,713)
-----------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets from operations
-----------------------------------------------------------------------------------------------------------------------------






LIFE OF VIRGINIA SEPARATE ACCOUNT II

Statements of Operations, Continued




-----------------------------------------------------------------------------------------------------------------------------------
                                                                                         Janus Aspen Series (continued)
                                                                  -----------------------------------------------------------------
                                                                                                   Flexible          International
                                                                                Balanced            Income              Growth
                                                                                Portfolio          Portfolio           Portfolio

                                                                   ------------------------- ------------------------  ------------

                                                                               Period from                Period from  Period from
                                                                              November 14,                December 20,      July 9,
                                                                  Year ended       1995 to    Year ended      1995 to      1996 to
                                                                December 31,  December 31,  December 31,  December 31, December 31,
                                                                        1996          1995          1996          1995         1996
---------------------------------------------------------------------------------------------------------  ------------ -----------
Investment income:
          Income-Dividends                                           $ 3,497           584           541             1          136
          Expenses-Mortality and expense risk charges (note 3)           931            66            34            --           40
-----------------------------------------------------------------------------------------------------------------------------------
Net investment income                                                  2,566           518           507             1           96
-----------------------------------------------------------------------------------------------------------------------------------
Net realized and unrealized gain (loss) on investments:
          Net realized gain                                            2,098           395            13            --          152
          Unrealized appreciation (depreciation) on investments       14,575         2,467            83            (1)       1,040
-----------------------------------------------------------------------------------------------------------------------------------
Net realized and unrealized gain (loss) on investments                16,673         2,862            96            (1)       1,192
-----------------------------------------------------------------------------------------------------------------------------------
Increase in net assets from operations                               $19,239         3,380           603            --        1,288
-----------------------------------------------------------------------------------------------------------------------------------


See accompanying notes to financial statements

LIFE OF VIRGINIA SEPARATE ACCOUNT II

Statement of Changes in Net Assets



===================================================================================================================================
                                                                            Life of Virginia Series Fund, Inc.
                                                   --------------------------------------------------------------------------------
                                                                      Common                                  Government
                                                                   Stock Index                                Securities
                                                                    Portfolio                                 Portfolio
                                                   --------------------------------------------------------------------------------
                                                             Year ended December 31,                    Year ended December 31,
                                                   --------------------------------------------------------------------------------
                                                          1996         1995           1994           1996       1995         1994
-----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets
From operations:
     Net investment income                         $   741,582         14,636          6,526       28,995      16,905        9,890
     Net realized gain (loss)                           65,600         33,666          1,682          289       2,130       (2,789)
     Unrealized appreciation
      (depreciation) on investments                   (498,697)       203,288        (11,121)     (28,379)     23,073      (11,441)
-----------------------------------------------------------------------------------------------------------------------------------

Increase (decrease)
   in net assets from operations                       308,485        251,590         (2,913)         905      42,108       (4,340)
-----------------------------------------------------------------------------------------------------------------------------------

From capital transactions:
     Net premiums                                      308,147        205,386        166,616       37,229      37,525       43,467
     Loan interest                                        (455)          (592)          (365)         878         244           --
     Transfers (to) from the general account
      of Life of Virginia:
               Death benefits                           (1,955)            --             --           --          --           --
               Surrenders                              (15,204)       (35,272)       (34,647)      (3,155)         --       (8,360)
               Loans                                   (16,280)            33         (7,799)      (2,302)         --       (8,446)
               Cost of insurance and
                administrative expense (note 3)       (158,228)      (112,723)       (96,243)     (23,586)     (22,993)    (15,063)
               Transfer gain (loss)
                and transfer fees (note 3)                 109          1,890           (560)         (75)        (368)       (292)
     Interfund transfers                               289,390         91,482         89,283      (18,963)      21,812     168,642
-----------------------------------------------------------------------------------------------------------------------------------

Increase (decrease) in net assets
 from capital transactions                             405,524        150,204        116,285       (9,974)      36,220     179,948
-----------------------------------------------------------------------------------------------------------------------------------

Increase (decrease) in net assets                      714,009        401,794        113,372       (9,069)      78,328     175,608

Net assets at beginning of year                      1,075,880        674,086        560,714      320,713      242,385      66,777
-----------------------------------------------------------------------------------------------------------------------------------

Net assets at end of year                          $ 1,789,889      1,075,880        674,086      311,644      320,713     242,385
===================================================================================================================================



===============================================================================================================================
                                                                            Life of Virginia Series Fund, Inc.
                                                   ----------------------------------------------------------------------------

                                                                     Money Market                          Total Return
                                                                       Portfolio                            Portfolio
                                                   ---------------------------------------------------------------------------
                                                                Year ended December 31,                Year ended December 31,
                                                   ---------------------------------------------------------------------------
                                                        1996         1995          1994         1996         1995       1994
------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets
From operations:
     Net investment income                              81,681       51,763       19,101       825,901      201,614     14,376
     Net realized gain (loss)                         (325,593)      68,408      110,539        68,427       17,126      5,404
     Unrealized appreciation
      (depreciation) on investments                    345,223      (25,977)      (2,317)     (708,053)      18,487    (11,896)
------------------------------------------------------------------------------------------------------------------------------

Increase (decrease)
   in net assets from operations                       101,311       94,194      127,323       186,275      237,227      7,884
------------------------------------------------------------------------------------------------------------------------------

From capital transactions:
     Net premiums                                    5,619,954    5,903,130    4,343,151       143,160      180,914    116,553
     Loan interest                                      (1,840)         (33)        (198)         (178)        (130)      (138)
     Transfers (to) from the general account
      of Life of Virginia:
               Death benefits                           (1,302)          --           --       (25,232)          --         --
               Surrenders                               (7,042)     (25,025)      (2,620)      (14,027)     (22,038)   (15,289)
               Loans                                   (59,410)         215         (686)       (6,948)      (6,501)    (6,316)
               Cost of insurance and
                administrative expense (note 3)       (257,113)    (201,089)    (221,019)     (339,757)    (173,014)   (70,159)
               Transfer gain (loss)
                and transfer fees (note 3)             (28,760)    (164,726)    (122,409)      125,446      105,770        139
     Interfund transfers                            (4,363,145)  (5,222,614)  (3,495,580)      124,895    2,309,889     53,434
------------------------------------------------------------------------------------------------------------------------------

Increase (decrease) in net assets
 from capital transactions                             901,342      289,858      500,639         7,359    2,394,890     78,224
------------------------------------------------------------------------------------------------------------------------------

Increase (decrease) in net assets                    1,002,653      384,052      627,962       193,634    2,632,117     86,108

Net assets at beginning of year                      1,402,952    1,018,900      390,938     3,085,667      453,550    367,442
-------------------------------------------------------------------------------------------------------------------------------

Net assets at end of year                            2,405,605    1,402,952    1,018,900     3,279,301    3,085,667    453,550
===============================================================================================================================

LIFE OF VIRGINIA SEPARATE ACCOUNT II



===================================================================================================================================
                                                                               Life of Virginia Series Fund, Inc. (continued)
                                                                      -------------------------------------------------------------
                                                                          International                   Real Estate
                                                                        Equity Portfolio              Securities Portfolio
                                                                      -------------------------------------------------------------
                                                                                   Period from                  Period from
                                                                                     August 25,                  October 5,
                                                                       Year ended      1995 to   Year ended        1995 to
                                                                     December 31,  December 31, December 31,   December 31,
                                                                             1996         1995         1996           1995
-----------------------------------------------------------------------------------------------------------------------------------
Increase in net assets
From operations:
     Net investment income                                             $    1,732          165        1,621             22
     Net realized gain                                                        510            4          381             --
     Unrealized appreciation
      (depreciation) on investments                                          (839)         193        2,468              4
-----------------------------------------------------------------------------------------------------------------------------------
Increase in net assets from operations                                      1,403          362        4,470             26

From capital transactions:
     Net premiums                                                          18,822        3,961       15,327            143
     Loan interest                                                              7           --           --             --
     Transfers (to) from the general account
      of Life of Virginia:
               Death benefits                                                  --           --           --             --
               Surrenders                                                  (1,403)          --         (347)            --
               Loans                                                         (229)          --           --             --
               Cost of insurance and
                administrative expense (note 3)                            (3,119)        (316)      (1,892)           (31)
               Transfer gain (loss)
                and transfer fees (note 3)                                     86           (5)         190              2
     Interfund transfers                                                   10,273        5,381       12,060            264
----------------------------------------------------------------------------------------------------------------------------------

Increase in net assets from capital transactions                           24,437        9,021       25,338            378
----------------------------------------------------------------------------------------------------------------------------------
Increase in net assets                                                     25,840        9,383       29,808            404

Net assets at beginning of period                                           9,383           --          404             --
----------------------------------------------------------------------------------------------------------------------------------

Net assets at end of period                                            $   35,223        9,383       30,212            404
==================================================================================================================================


LIFE OF VIRGINIA SEPARATE ACCOUNT II

========================================================================================================================
                                                                   Oppenheimer Variable Account Fund
                                                     -------------------------------------------------------------------

                                                                       Money                              Bond
                                                                       Fund                               Fund
                                                     -------------------------------------  --------------------------------
                                                            Year ended December 31,              Year ended December 31,
                                                           1996        1995        1994        1996        1995        1994
--------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets
From operations:
     Net investment income (expense)                 $       193         580         259      14,915       7,521      3,738
     Net realized gain (loss)                                 --          --          --         128         407        (60)
     Unrealized appreciation
      (depreciation) on investments                           --          --          --      (3,916)      9,889     (4,975)
--------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in
 net assets from operations                                  193         580         259      11,127      17,817     (1,297)

From capital transactions:
     Net premiums                                             --       7,628       2,919      41,062      36,446     42,700
     Loan interest                                            --          --          --          (2)          1         --
     Transfers (to) from the general account
      of Life of Virginia:
               Death benefits                                 --          --          --          --          --         --
               Surrenders                                     --        (954)         --      (3,478)     (1,208)      (203)
               Loans                                          --          --          --          --        (134)        --
               Cost of insurance and
                administrative expense (note 3)             (997)     (1,976)     (1,381)    (21,145)    (15,526)   (11,652)
               Transfer gain (loss)
                and transfer fees (note 3)                    (8)        (12)         38           6         (54)       (44)
     Interfund transfers                                 (10,491)     (3,849)      7,234      50,864      63,844     20,767
--------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets
 from capital transactions                               (11,496)        837       8,810      67,307      83,369     51,568
--------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets                        (11,303)      1,417       9,069      78,434     101,186     50,271

Net assets at beginning of year                           12,010      10,593       1,524     191,406      90,220     39,949
--------------------------------------------------------------------------------------------------------------------------------
Net assets at end of year                              $     707      12,010      10,593     269,840     191,406     90,220
=================================================================================================================================



=================================================================================================================================
                                                              Oppenheimer Variable Account Fund
                                                 --------------------------------------------------------------------------------
                                                                 Capital
                                                               Appreciation                              Growth
                                                                  Fund                                    Fund
                                                     ---------------------------------      -----------------------------------
                                                          Year ended December 31,                  Year ended December 31,
                                                      1996         1995         1994         1996           1995         1994
---------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets
From operations:
     Net investment income (expense)                 85,790        (4,781)      38,258        64,832         6,605          33
     Net realized gain (loss)                       128,677        57,411       (5,894)       59,611        22,586       6,108
     Unrealized appreciation
      (depreciation) on investments                 103,509       281,347      (41,031)      113,315       125,878      (2,215)
---------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in
 net assets from operations                         317,976       333,977       (8,667)      237,758       155,069       3,926

From capital transactions:
     Net premiums                                   615,934       394,900      436,547       310,615       175,911     135,634
     Loan interest                                     (174)         (114)         (74)         (155)           12         (18)
     Transfers (to) from the general account
      of Life of Virginia:
               Death benefits                            --        (2,168)        (134)       (3,934)       (2,519)         --
               Surrenders                          (128,744)      (58,441)     (11,508)      (18,216)       (7,126)    (18,961)
               Loans                                 (8,425)       (9,348)     (10,450)      (21,680)       (5,542)        (39)
               Cost of insurance and
                administrative expense (note 3)    (242,592)     (174,402)     (99,843)     (107,526)      (61,493)    (38,468)
               Transfer gain (loss)
                and transfer fees (note 3)            6,908        (5,711)     (17,544)       (1,119)        2,839       1,716
     Interfund transfers                            270,794       151,112      295,377       266,465       216,857      90,274
---------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets
 from capital transactions                          513,701       295,828      592,371       424,450       318,939     170,138
---------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets                   831,677       629,805      583,704       662,208       474,008     174,064

Net assets at beginning of year                   1,510,387       880,582      296,878       817,665       343,657     169,593
---------------------------------------------------------------------------------------------------------------------------------
Net assets at end of year                         2,342,064     1,510,387      880,582     1,479,873       817,665     343,657
==================================================================================================================================

LIFE OF VIRGINIA SEPARATE ACCOUNT II

===================================================================================================================================
                                                                                   Oppenheimer Variable Account Fund
                                                                        ----------------------------------------------------------
                                                                                     High                        Multiple
                                                                                    Income                       Strategies
                                                                                     Fund                          Fund
                                                                        ------------------------------  --------------------------
                                                                            Year ended December 31,        Year ended December 31,
                                                                         1996       1995       1994     1996      1995        1994
----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets
From operations:
     Net investment income                                        $     72,735    43,949     18,376     30,201    31,782    12,118
     Net realized gain (loss)                                            8,045     1,112     (2,786)    22,006     5,112     1,058
     Unrealized appreciation
      (depreciation) on investments                                     28,139    30,017    (25,264)    14,047    48,453   (16,980)
-----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets from operations                      108,919    75,078     (9,674)    66,254    85,347    (3,804)
-----------------------------------------------------------------------------------------------------------------------------------
From capital transactions:
     Net premiums                                                      311,435   225,228    205,911    122,291   183,632    98,195
     Loan interest                                                          16       179        (16)       (18)      (48)      (51)
     Transfers (to) from the general account of
      Life of Virginia:
               Death benefits                                          (18,532)     (386)      (225)   (17,498)       --        --
               Surrenders                                               (7,723)  (26,138)    (3,726)  (183,972)   (11,026)  (6,329)
               Loans                                                  (133,614)   (3,839)    (8,327)      (729)      (617)    (288)
               Cost of insurance and
                administrative expense (note 3)                            559  (106,764)   (70,347)   (50,034)   (67,361) (48,099)
               Transfer gain (loss)
                and transfer fees (note 3)                             111,802       692       (422)     6,336       (572)  (1,398)
     Interfund transfers                                                    --   132,318    138,398     87,158     52,156  137,152
-----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets
 from capital transactions                                             263,943   221,290    261,246    (36,466)   156,164  179,182
-----------------------------------------------------------------------------------------------------------------------------------
Increase in net assets                                                 372,862   296,368    251,572     29,788    241,511  175,378

Net assets at beginning of year                                        619,885   323,517     71,945    544,873    303,362  127,984
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at end of year                                            $ 992,747   619,885    323,517    574,661    544,873  303,362
===================================================================================================================================

LIFE OF VIRGINIA SEPARATE ACCOUNT II

=======================================================================================================================
                                                             Variable Insurance Products Fund
                                          -----------------------------------------------------------------------------
                                                                                             High
                                                      Money Market                          Income
                                                        Portfolio                          Portfolio
                                               -----------------------------     -----------------------------
                                                 Year ended December 31,             Year ended December 31,
                                               1996        1995        1994        1996        1995        1994
-----------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets
From operations:
   Net investment income (expense)           $  15,364     30,350      4,706       22,656       11,226      8,885
   Net realized gain (loss)                         --         --         --        7,114        4,603        (69)
   Unrealized appreciation
    (depreciation) on investments                   --         --         --        1,632       25,411    (12,284)
-----------------------------------------------------------------------------------------------------------------------

Increase (decrease) in net assets
 from operations                                15,364     30,350      4,706       31,402       41,240     (3,468)
-----------------------------------------------------------------------------------------------------------------------

From capital transactions:
   Net premiums                                  1,850     96,485    459,738           --       91,883     83,545
   Loan interest                                   (14)       102        (32)         (22)         245          1
   Transfers (to) from the general account
    of Life of Virginia:
       Death benefits                               --         --         --           --         (393)      (143)
       Surrenders                              (19,871)    (2,975)        --      (36,177)      (6,219)   (13,554)
       Loans                                    (1,250)        --     (3,125)      (2,449)          --     (8,677)
       Cost of insurance and
        administrative expense (note 3)        (30,816)   (65,636)   (28,427)     (30,421)     (49,478)   (33,264)
       Transfer gain (loss)
        and transfer fees (note 3)              (5,041)      (991)     6,932         (553)         373        (44)
   Interfund transfers                         (89,691)  (162,335)    93,040      (34,288)      36,951     60,841
------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets
 from capital transactions                    (144,833)  (135,350)   528,126     (103,910)      73,362     88,705
------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets             (129,469)  (105,000)   532,832      (72,508)     114,602     85,237

Net assets at beginning of year                445,122    550,122     17,290      285,720      171,118     85,881
------------------------------------------------------------------------------------------------------------------------
Net assets at end of year                    $ 315,653    445,122    550,122      213,212      285,720    171,118
========================================================================================================================



========================================================================================================================
                                                                Variable Insurance Products Fund
                                                ------------------------------------------------------------------------
                                                            Equity-
                                                            Income                             Growth
                                                           Portfolio                          Portfolio
                                                ------------------------------    ------------------------------------
                                                     Year ended December 31,             Year ended December 31,
                                                   1996       1995        1994       1996        1995           1994
------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets
From operations:
   Net investment income (expense)                68,759      63,574     27,393      188,077      (7,518)      33,781
   Net realized gain (loss)                       98,124      44,633     (8,219)     342,839     237,960       (6,352)
   Unrealized appreciation
     (depreciation) on investments               149,934     255,114    (15,896)    (104,224)    415,406      (16,629)
------------------------------------------------------------------------------------------------------------------------

Increase (decrease) in net assets
 from operations                                 316,817     363,321      3,278      426,692     645,848       10,800
------------------------------------------------------------------------------------------------------------------------

From capital transactions:
   Net premiums                                  923,240     487,170    213,828      928,744     621,255      656,784
   Loan interest                                     (54)         34        (29)        (476)     (2,442)         (55)
   Transfers (to) from the general account
    of Life of Virginia:
      Death benefits                             (22,109)        --         --       (24,929)     (2,486)        (219)
      Surrenders                                (120,408)    (19,474)   (12,023)    (179,684)    (78,450)     (56,950)
      Loans                                      (12,984)     (4,694)       550      (72,457)      5,101         (935)
      Cost of insurance and
       administrative expense (note 3)          (336,646)   (199,167)   (85,059)    (419,528)   (324,187)    (188,583)
      Transfer gain (loss)
       and transfer fees (note 3)                 18,395       3,592       (459)      34,069     (20,621)     (14,996)
   Interfund transfers                           643,935     410,782    311,214      (78,376)    590,049      478,565
------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets
 from capital transactions                     1,093,369     678,243    428,022      187,363     788,219      873,611
------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets              1,410,186   1,041,564    431,300      614,055   1,434,067      884,411

Net assets at beginning of year                1,810,632     769,068    337,768    2,996,591   1,562,524      678,113
-----------------------------------------------------------------------------------------------------------------------
Net assets at end of year                      3,220,818   1,810,632    769,068    3,610,646   2,996,591    1,562,524
========================================================================================================================

LIFE OF VIRGINIA SEPARATE ACCOUNT II

===================================================================================================================================
                                               Variable Insurance Products Fund              Variable Insurance Products Fund II
                                          ----------------------------------------       ------------------------------------------
                                                                                                           Asset
                                                          Overseas                                        Manager
                                                          Portfolio                                      Portfolio
                                          ----------------------------------------       ------------------------------------------



                                                     Year ended December 31,                   Year ended December 31,
                                                1996               1995         1994           1996          1995        1994
-----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets
From operations:
     Net investment income (expense)         $   25,110            (1,446)     (2,820)        163,748        21,781      15,894
     Net realized gain (loss)                    39,291             6,569     (16,479)        105,006        25,753      (2,448)
     Unrealized appreciation
      (depreciation) on investments             126,664           107,430     (45,747)         98,064       313,566     (80,899)
-----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets
 from operations                                191,065           112,553     (65,046)        366,818       361,100     (67,453)
-----------------------------------------------------------------------------------------------------------------------------------
From capital transactions:
     Net premiums                               455,202           445,508     426,790         695,446       756,041     858,361
     Loan interest                                  (10)              (29)       (113)            (44)          209         (20)
     Transfers (to) from the general account
      of Life of Virginia:
               Death benefits                    (3,636)               --          --         (22,120)       (1,919)         --
               Surrenders                       (76,054)          (19,836)     (6,869)       (107,389)      (51,751)    (11,317)
               Loans                            (29,577)           (7,544)     (5,299)             70       (20,572)     (8,489)
               Cost of insurance and
                administrative expense (note 3)(199,651)         (190,510)   (104,233)       (341,676)     (352,049)   (241,348)
               Transfer gain (loss) and
                transfer fees (note 3)            5,668           (13,025)     (2,893)            (36)       (3,037)     (7,230)
     Interfund transfers                         (2,943)          233,172     359,446        (462,667)      294,547     849,854
-----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets
 from capital transactions                      148,999           447,736     666,829        (238,416)      621,469   1,439,811
-----------------------------------------------------------------------------------------------------------------------------------

Increase in net assets                          340,064           560,289     601,783         128,402       982,569   1,372,358

Net assets at beginning of period             1,420,566           860,277     258,494       2,752,350     1,769,781     397,423
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at end of period                 $ 1,760,630         1,420,566     860,277       2,880,752     2,752,350   1,769,781
===================================================================================================================================



======================================================================================
                                                Variable Insurance Products Fund II
                                             -----------------------------------------
                                                            Contrafund
                                                             Portfolio
                                              ----------------------------------------
                                                                     Period from
                                                                      February 7,
                                                   Year ended            1995 to
                                                   December 31,       December 31,
                                                         1996              1995
--------------------------------------------------------------------------------------
Increase (decrease) in net assets
From operations:
     Net investment income (expense)                     (1,644)             2,770
     Net realized gain (loss)                            14,028              2,651
     Unrealized appreciation
      (depreciation) on investments                     119,895             12,626
--------------------------------------------------------------------------------------
Increase (decrease) in net assets
 from operations                                        132,279             18,047
--------------------------------------------------------------------------------------
From capital transactions:
     Net premiums                                       331,802            104,232
     Loan interest                                          107                  4
     Transfers (to) from the general account
      of Life of Virginia:
               Death benefits                                --                 --
               Surrenders                                (8,625)                --
               Loans                                     (4,921)              (396)
               Cost of insurance and
                administrative expense (note 3)         (91,674)           (18,015)
               Transfer gain (loss) and
                transfer fees (note 3)                    1,153              3,247
     Interfund transfers                                398,084            180,143
--------------------------------------------------------------------------------------
Increase (decrease) in net assets
 from capital transactions                              625,926            269,215
--------------------------------------------------------------------------------------

Increase in net assets                                  758,205            287,262

Net assets at beginning of period                       287,262                 --
--------------------------------------------------------------------------------------
Net assets at end of period                 $         1,045,467            287,262
======================================================================================

LIFE OF VIRGINIA SEPARATE ACCOUNT II


===================================================================================================================================
                                                                                  Advisers Management Trust
                                                          -------------------------------------------------------------------------

                                                                     Balanced                                      Bond
                                                                    Portfolio                                    Portfolio
                                                          ---------------------------------   -------------------------------------
                                                                Year ended December 31,               Year ended December 31,
                                                          1996        1995           1994      1996          1995           1994
-----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets
From operations:
     Net investment income (expense)                   $   39,731      3,705        2,581      6,487         2,348            (50)
     Net realized gain (loss)                               4,564      5,430        1,226         38           450            (50)
     Unrealized appreciation
      (depreciation) on investments                       (28,989)    43,147       (8,138)    (3,678)        3,567            461
-----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets
 from operations                                           15,306     52,282       (4,331)     2,847         6,365            361
-----------------------------------------------------------------------------------------------------------------------------------
From capital transactions:
     Net premiums                                              --     52,871      128,528         --        37,211         17,926
     Loan interest                                             (7)         6            1         --            --             --
     Transfers (to) from the general account
      of Life of Virginia:
               Death benefits                              (16,809)   (1,989)          --         --            --             --
               Surrenders                                   (3,543)   (3,754)      (6,026)        --        (3,175)            --
               Loans                                            --      (305)        (211)        --            --             --
               Cost of insurance
                and administrative expense (note 3)        (16,515)  (24,013)     (17,394)    (3,975)       (6,373)         (3,036)
               Transfer gain (loss) and
                transfer fees (note 3)                        (143)        7         (936)       (55)         (170)            111
      Interfund transfers                                  (26,358)    5,186       16,186    (11,128)        5,181          31,747
-----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets
 from capital transactions                                 (63,375)   28,009      120,148    (15,158)       32,674          46,748
-----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets                          (48,069)   80,291      115,817    (12,311)       39,039          47,109

Net assets at beginning of year                            292,083   211,792       95,975     91,855        52,816           5,707
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at end of year                                $ 244,014   292,083      211,792     79,544        91,855          52,816
===================================================================================================================================




==================================================================================================
                                                               Advisers Management Trust
                                                     --------------------------------------------


                                                                          Growth
                                                                         Portfolio
                                                                  Year ended December 31,
                                                          1996            1995             1994
-------------------------------------------------------------------------------------------------
Increase (decrease) in net assets
From operations:
     Net investment income (expense)                      12,575           3,386         3,420
     Net realized gain (loss)                              4,264           6,665          (362)
     Unrealized appreciation
      (depreciation) on investments                       (6,024)         29,994        (6,943)
-------------------------------------------------------------------------------------------------
Increase (decrease) in net assets
 from operations                                          10,815          40,045        (3,885)
-------------------------------------------------------------------------------------------------
From capital transactions:
     Net premiums                                             30          43,607        72,306
     Loan interest                                          (118)              2             7
     Transfers (to) from the general account
      of Life of Virginia:
               Death benefits                                 --              --            --
               Surrenders                                     --          (9,384)       (2,502)
               Loans                                      (4,361)         (1,132)         (487)
               Cost of insurance
                and administrative expense (note 3)       (8,829)        (13,364)       (8,077)
               Transfer gain (loss) and
                transfer fees (note 3)                       273            (357)          650
      Interfund transfers                                (24,783)         (2,815)       15,771
-------------------------------------------------------------------------------------------------
Increase (decrease) in net assets
 from capital transactions                               (37,788)         16,557        77,668
-------------------------------------------------------------------------------------------------
Increase (decrease) in net assets                        (26,973)         56,602        73,783

Net assets at beginning of year                          161,522         104,920        31,137
-------------------------------------------------------------------------------------------------
Net assets at end of year                                134,549         161,522       104,920
=================================================================================================

LIFE OF VIRGINIA SEPARATE ACCOUNT II

Statement of Changes in Net Assets, Continued


===================================================================================================================================
                                                                                      Federated Investors
                                                                                       Insurance Series
                                                        ---------------------------------------------------------------------------
                                                                                      High
                                                          American                   Income
                                                           Leaders                    Bond                        Utility
                                                           Fund II                  Fund II                       Fund II
                                                         -------------  --------------------------------  -------------------------
                                                          Period from                      Period from                  Period from
                                                          August 14,                        October 31,                  March 22,
                                                             1996 to       Year ended           1995 to    Year ended     1995 to
                                                         December 31,     December 31,      December 31,  December 31,  December 31
                                                                1996              1996             1995         1996          1995
-----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets
From operations:
     Net investment income (expense)                    $          7             1,465               6        1,919          730
     Net realized gain (loss)                                      4                51              --        2,332          167
     Unrealized appreciation
      (depreciation) on investments                               29             1,038              35          700        3,982
-----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets from operations                 40             2,554              41        4,951        4,879
-----------------------------------------------------------------------------------------------------------------------------------
From capital transactions:
      Net premiums                                               941            18,547               8       27,264       39,132
      Loan interest                                               --                --              --           --           --
      Transfers (to) from the general account
       of Life of Virginia:
               Surrenders                                         --                --              --          (60)          --
               Loans                                              --                --              --           --           --
               Cost of insurance (note 3)                       (101)           (3,746)            (74)      (6,249)      (3,417)
               Transfer gain (loss) and
                transfer fees (note 3)                            (1)              362              62         (372)          30
      Interfund transfers                                      1,391             9,630           8,214          236       20,946
-----------------------------------------------------------------------------------------------------------------------------------
Increase in net assets from capital transactions               2,230            24,793           8,210       20,819       56,691
-----------------------------------------------------------------------------------------------------------------------------------
Increase in net assets                                         2,270            27,347           8,251       25,770       61,570

Net assets at beginning of period                                 --             8,251              --       61,570           --
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at end of period                             $      2,270            35,598           8,251       87,340       61,570
===================================================================================================================================




==================================================================================================================================


                                                        -------------------------------------------------------------------------
                                                                                           Alger American
                                                                         Small
                                                                          Cap                             Growth
                                                                        Portfolio                        Portfolio
                                                        --------------------------------------------------------------------------
                                                                                 Period from                       Period from
                                                                                 October 11,                        October 23,
                                                            Year ended             1995 to           Year ended       1995 to
                                                          December 31,          December 31,        December 31,     December 31,
                                                               1996                1995                 1996          1995
---------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets
From operations:
     Net investment income (expense)                             (1,157)                (24)               1,465           (12)
     Net realized gain (loss)                                     4,156                 (52)               1,107             7
     Unrealized appreciation
      (depreciation) on investments                              (4,745)               (436)              (1,956)          147
-------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets from operations                (1,746)               (512)                 616           142
-------------------------------------------------------------------------------------------------------------------------------
From capital transactions:
      Net premiums                                              151,593               4,392              180,079         2,473
      Loan interest                                              (3,345)                 --                   31             2
      Transfers (to) from the general account
       of Life of Virginia:
               Surrenders                                        (1,160)                 --               (1,243)          --
               Loans                                            (13,496)                 --                  (956)          --
               Cost of insurance (note 3)                       (37,209)               (879)             (34,162)         (500)
               Transfer gain (loss) and
                transfer fees (note 3)                            9,170                 208                6,248           170
      Interfund transfers                                       281,412              33,347            1,232,717        20,967
------------------------------------------------------------------------------------------------------------------------------
Increase in net assets from capital transactions                386,965              37,068            1,382,714        23,112
------------------------------------------------------------------------------------------------------------------------------
Increase in net assets                                          385,219              36,556            1,383,330        23,254

Net assets at beginning of period                                36,556                  --               23,254            --
------------------------------------------------------------------------------------------------------------------------------
Net assets at end of period                                     421,775              36,556            1,406,584        23,254
==============================================================================================================================


LIFE OF VIRGINIA SEPARATE ACCOUNT II



----------------------------------------------------------------------------------------------------------
                                                                   Janus Aspen Series
                                               -----------------------------------------------------------
                                                                            Aggressive
                                                                          Growth Portfolio
                                                               -------------------------------------------
                                                                                               Period from
                                                                                                  March 8,
                                                                  Year ended    Year ended         1994 to
                                                                December 31,  December 31,    December 31,
                                                                        1996          1995            1994
----------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets
From operations:
          Net investment income (expense)                    $         2,991         4,497             650
          Net realized gain (loss)                                    49,684        24,104             688
          Unrealized appreciation (depreciation)
               on investments                                         (6,584)       74,041           4,935
----------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets from operations                     46,091       102,642           6,273
----------------------------------------------------------------------------------------------------------
From capital transactions:
          Net premiums                                               440,252       272,031          20,533
          Loan interest                                                   50           101               4
          Transfers (to) from the general account of
              Life of Virginia:
                        Death benefits                                  (155)          --               --
                        Surrenders                                   (55,525)       (6,433)
                        Loans                                         (9,797)         (590)           (355)
                        Cost of insurance and administrative
                            expense (note 3)                        (128,435)      (69,676)         (5,600)
                        Transfer gain (loss) and transfer
                            fees (note 3)                              5,450        10,642           1,698
          Interfund transfers                                        161,707       197,192          94,959

----------------------------------------------------------------------------------------------------------
Increase in net assets from capital transactions                     413,547       403,267         111,239

Increase in net assets                                               459,638       505,909         117,512

----------------------------------------------------------------------------------------------------------
Net assets at beginning of period                                    623,421       117,512              --

----------------------------------------------------------------------------------------------------------
Net assets at end of period                                  $     1,083,059       623,421         117,512
----------------------------------------------------------------------------------------------------------




----------------------------------------------------------------------------------------------------------
                                                        Janus Aspen Series
                                               -----------------------------------------------------------
                                                                          Growth Portfolio
                                                               -------------------------------------------
                                                                                               Period from
                                                                                                  March 8,
                                                                 Year ended     Year ended         1994 to
                                                               December 31,   December 31,    December 31,
                                                                       1996           1995            1994
----------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets
From operations:
          Net investment income (expense)                            16,388          5,871              84
          Net realized gain (loss)                                   21,606          8,766           1,024
          Unrealized appreciation (depreciation)
               on investments                                        67,602         33,088          (1,179)
----------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets from operations                   105,596         47,725             (71)
----------------------------------------------------------------------------------------------------------
From capital transactions:
          Net premiums                                              350,437        130,419          20,151
          Loan interest                                                  59             --              --
          Transfers (to) from the general account of
              Life of Virginia:
                        Death benefits                                 (151)            --              --
                        Surrenders                                  (67,362)          (364)             --
                        Loans                                        (5,035)           (28)             --
                        Cost of insurance and administrative
                            expense (note 3)                        (88,814)       (39,647)         (5,932)
                        Transfer gain (loss) and transfer
                            fees (note 3)                             5,548          1,834              42
          Interfund transfers                                       454,994        138,995          65,214

----------------------------------------------------------------------------------------------------------
Increase in net assets from capital transactions                    649,676        231,209          79,475

Increase in net assets                                              755,272        278,934          79,404

----------------------------------------------------------------------------------------------------------
Net assets at beginning of period                                   358,338         79,404              --

----------------------------------------------------------------------------------------------------------
Net assets at end of period                                       1,113,610        358,338          79,404
----------------------------------------------------------------------------------------------------------







                                                             Janus Aspen Series
                                         -----------------------------------------------------------
                                                                       Worldwide
                                                                    Growth Portfolio
                                                         -------------------------------------------
                                                                                         Period from
                                                                                            March 8,
                                                           Year ended     Year ended         1994 to
                                                         December 31,   December 31,    December 31,
                                                                 1996           1995            1994
----------------------------------------------------------------------------------------------------
Increase (decrease) in net assets
From operations:
          Net investment income (expense)                      11,083          (641)            (280)
          Net realized gain (loss)                            102,324         8,523             (232)
          Unrealized appreciation (depreciation)
               on investments                                  66,974        56,274           (2,201)
----------------------------------------------------------------------------------------------------
Increase (decrease) in net assets from operations             180,381        64,156           (2,713)
----------------------------------------------------------------------------------------------------
From capital transactions:
          Net premiums                                        381,650       165,843           53,431
          Loan interest                                           270            --                4
          Transfers (to) from the general account of
              Life of Virginia:
                        Death benefits                             --            --               --
                        Surrenders                            (40,322)       (6,089)              --
                        Loans                                 (19,483)            5          (10,988)
                        Cost of insurance and administrative
                            expense (note 3)                 (115,529)      (55,173)         (11,136)
                        Transfer gain (loss) and transfer
                            fees (note 3)                       8,504         1,721            1,100
          Interfund transfers                                 610,432        97,041          118,182

----------------------------------------------------------------------------------------------------
Increase in net assets from capital transactions              825,522       203,348          150,593

Increase in net assets                                      1,005,903       267,504          147,880

----------------------------------------------------------------------------------------------------
Net assets at beginning of period                             415,384       147,880               --

----------------------------------------------------------------------------------------------------
Net assets at end of period                                 1,421,287       415,384          147,880
----------------------------------------------------------------------------------------------------



LIFE OF VIRGINIA SEPARATE ACCOUNT II

Statement of Changes in Net Assets, Continued



-----------------------------------------------------------------------------------------------------------------------------------
                                                                                         Janus Aspen Series (continued)
                                                                  -----------------------------------------------------------------
                                                                                                   Flexible          International
                                                                                Balanced            Income              Growth
                                                                                Portfolio          Portfolio           Portfolio

                                                                   ------------------------- ------------------------  ------------

                                                                               Period from                Period from  Period from
                                                                              November 14,                December 20,      July 9,
                                                                  Year ended       1995 to    Year ended      1995 to      1996 to
                                                                December 31,  December 31,  December 31,  December 31, December 31,
                                                                        1996          1995          1996          1995         1996
-----------------------------------------------------------------------------------------------------------------------------------

Increase (decrease) in net assets
From operations:
          Net investment income                                 $      2,566         518         507              1          96
          Net realized gain                                            2,098         395          13             --         152
          Unrealized appreciation (depreciation) on investments       14,575       2,467          83             (1)      1,040
----------------------------------------------------------------------------------------------------------------------------------
Increase in net assets from operations                                19,239       3,380         603             --       1,288
----------------------------------------------------------------------------------------------------------------------------------
From capital transactions:
          Net premiums                                                19,054         336       3,048             13      19,750
          Loan interest                                                   --          --          --             --          --
          Transfers (to) from the general account of
               Life of Virginia:
                        Death benefits                                    --          --          --             --          --
                        Surrenders                                        --          --          --             --          --
                        Loans                                             --          --          --             --          --
                        Cost of insurance (note 3)                   (11,055)       (792)       (840)            (4)     (1,705)
                        Transfer gain (loss) and transfer fees
                           note 3)                                     1,193        (248)          1              1         (43)
          Interfund transfers                                         63,919      73,750       6,026             35      34,648
---------------------------------------------------------------------------------------------------------------------------------
Increase in net assets from capital transactions                      73,111      73,046       8,235             45      52,650
---------------------------------------------------------------------------------------------------------------------------------
Increase in net assets                                                92,350      76,426       8,838             45      53,938

Net assets at beginning of period                                     76,426          --          45             --          --
----------------------------------------------------------------------------------------------------------------------------------

Net assets at end of period                                     $    168,776      76,426       8,883             45      53,938
----------------------------------------------------------------------------------------------------------------------------------




See accompanying notes to financial statements.

LIFE OF VIRGINIA SEPARATE ACCOUNT II

Notes to Financial Statements

December 31, 1996

==============================================================================



   (1)   Description of Entity

         Life of Virginia Separate Account II (the Account) is a separate investment account established in 1986 by The Life Insurance Company of Virginia (Life of Virginia) under the laws of the Commonwealth of Virginia. The Account operates as a unit investment trust under the Investment Company Act of 1940. The Account is used to fund certain benefits for flexible premium variable life insurance policies issued by Life of Virginia. As of April 1, 1996, Life of Virginia is a wholly-owned subsidiary of GNA Corporation, which is a wholly-owned subsidiary of General Electric Capital Corporation. Prior to April 1, 1996, Life of Virginia was an indirect wholly-owned subsidiary of Aon Corporation (Aon).

         In May 1996, two new investment subdivisions were added to the Account. One of these subdivisions, the International Growth Portfolio, invests solely in a designated portfolio of the Janus Aspen Series, a series type mutual fund. The other new subdivision, the American Leaders Fund II, invests solely in a designated portfolio of the Federated Investors Insurance Series, a series type mutual fund.

         During 1995, nine new investment subdivisions were added to the Account. The Utility Fund II and High Income Bond Fund II each invests solely in a designated portfolio of the Federated Investors Insurance Series, a series type mutual fund. The Contrafund Portfolio invests solely in a designated portfolio of the Variable Insurance Products Fund II Portfolio, a series type mutual fund. The International Equity Portfolio and the Real Estate Securities Portfolio each invests solely in a designated portfolio of Life of Virginia Series Fund, Inc., a series type mutual fund. The Balanced Portfolio and Flexible Income Portfolio each invests solely in a designated portfolio of the Janus Aspen Series, a series type mutual fund. The Growth Portfolio and Small Cap Portfolio each invests solely in a designated portfolio of the Alger American Fund, a series type mutual fund.

         In November 1995, six subdivisions were closed to new money. Three of these subdivisions, the Balanced Portfolio, Bond Portfolio, and Growth Portfolio each invests solely in a designated portfolio of the Advisers Management Trust, a series type mutual fund. The fourth and fifth closed subdivisions, the Money Market Portfolio and High Income Portfolio, each invested solely in a designated portfolio of the Variable Insurance Products Fund, a series type mutual fund. The sixth closed subdivision, the Money Fund invests solely in a designated portfolio of the Oppenheimer Variable Account Fund, a series type mutual fund.

   (2)   Summary of Significant Accounting Policies

         Investments

         Investments are stated at fair value which is based on the underlying net asset value per share of the respective portfolios or funds. Purchases and sales of investments are recorded on the trade date. Realized gains and losses on investments are determined on the average cost basis. The units and unit values are disclosed as of the last business day in the applicable year or period.

   (2)   Continued

         The aggregate cost of the investments acquired and the aggregate proceeds of investments sold, for the year or period ended December 31, 1996, were:



                                                       Cost of        Proceeds
                                                        Shares            from
         Fund/Portfolio                               Acquired     Shares Sold
         ----------------------------------------------------------------------

         Life of Virginia Series Fund, Inc.:

         Common Stock Index                   $        725,624         332,391
         Government Securities                          52,192          64,304
         Money Market                               25,454,726      25,288,621
         Total Return                                2,985,814       3,124,233
         International Equity                           35,558          14,525
         Real Estate                                    28,637           6,842

         Oppenheimer Variable Account Funds:

         Money                                           1,755          13,052
         Bond                                          154,561          72,368
         Capital Appreciation                        1,228,941         638,890
         Growth                                        840,978         355,349
         High Income                                   652,963         317,645
         Multiple Strategies                           279,145         291,709

         Variable Insurance Products Fund:

         Money Market                                  451,799         583,881
         High Income                                    27,321         108,081
         Equity-Income                               2,013,619         903,906
         Growth                                      3,600,702       3,256,739
         Overseas                                      693,475         524,739

         Variable Insurance Products Fund II:

         Asset Manager                               1,216,913       1,290,073
         Contrafund                                    803,124         180,039

         Advisers Management Trust:

         Balanced                                       42,743          66,218
         Bond                                           10,674          19,287
         Growth                                         15,040          40,542

         Federated Investors Insurance Series:

         American Leaders                                2,340             103
         High Income Bond                               29,690           3,868
         Utility                                       105,641          82,820

         Alger American:

         Small Cap                                     811,109         435,043
         Growth                                      1,559,296         216,067

         Janus Aspen Series:

         Aggressive Growth                             790,861         381,510
         Growth                                        841,915         214,540
         Worldwide Growth                            1,742,273         916,850
         Balanced                                      167,848          93,366
         Flexible Income                                 9,615             873
         International Growth                           65,883          13,300
         ----------------------------------------------------------------------

   (2)   Continued

         Federal Income Taxes

         The Account is not taxed separately because the operations of the Account are part of the total operations of Life of Virginia. Life of Virginia is taxed as a life insurance company under the Internal Revenue Code (the Code). Life of Virginia is included in the General Electric Capital Assurance Company consolidated federal income tax return. The Account will not be taxed as a regulated investment company under subchapter M of the Code. Under existing federal income tax law, no taxes are payable on the investment income or on the capital gains of the Account.

         Use of Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net assets from operations during the reporting period. Actual results could differ from those estimates.

   (3)   Related Party Transactions

         Net premiums transferred from Life of Virginia to the Account represent gross premiums recorded by Life of Virginia on its flexible premium variable life insurance policies, less deductions of 7.5% retained as compensation for certain distribution expenses and premium taxes. In addition, there is a deferred sales charge of up to 45% of the first year's premiums. This charge will be deducted from the policy's cash value in equal installments at the beginning of each of the policy years two through ten with any remaining installments deducted at policy lapse or surrender. If a policy is surrendered or lapses during the first nine years, a charge is made by Life of Virginia to cover the expenses of issuing the policy.

         The charge is a stated percentage of the insurance amount and varies by the age of the policyholder when issued and period of time that the policy has been in force. A charge equal to the lesser of $25 or 2% of the amount paid on a partial surrender will be made to compensate Life of Virginia for the costs incurred in connection with the partial surrender.

         A charge based on the policy specified amount of insurance, death benefit option, cash values, duration, the insured's sex, issue age and risk class, is deducted from the policy cash values each month to compensate Life of Virginia for the cost of insurance and any benefits added by rider. In addition, Life of Virginia charges the Account for the mortality and expense risk that Life of Virginia assumes. This charge is deducted daily at an effective annual rate of .70% of the net assets of the Account. For policies issued on or after May 1, 1993, Life of Virginia will deduct a monthly administrative charge of $6 from the policy cash value and for policies issued prior to May 1, 1993, Life of Virginia will deduct a monthly administrative charge of $5 from the policy cash value.

   (3)   Continued

         Gains or losses resulting from the processing time between the crediting of an initial net premium and the investment of that premium are charged to Life of Virginia. In addition, any such gain or loss resulting from the processing time between a request for policy surrender and the sale of the underlying shares is also charged to Life of Virginia.

         Life of Virginia Series Fund, Inc. (the Fund) is an open-end diversified management investment company whose shares are sold to Life of Virginia's Separate Accounts.

         Forth Financial Securities Corporation (FFSC), a wholly-owned subsidiary of GNA Corporation, acts as principal underwriter (as defined in The Investment Company Act of 1940) of the Account's policies pursuant to an agreement with Life of Virginia.

         Aon Advisors, Inc. (Investment Advisor), a wholly-owned subsidiary of Aon, serves as investment advisor to the Fund and provides portfolio management, investment advice, and related administrative services for the Fund. As compensation for its services, the Investment Advisor is paid an investment advisory fee by the Fund based on the average daily net assets at an effective annual rate of .35% for the Common Stock Index Portfolio, .50% for the Government Securities, Money Market and Total Return Portfolios, 1.00% for the International Equity Portfolio and .85% for the Real Estate Securities Portfolio. Effective July 1, 1994, the investment advisor agreed to waive a portion of the advisory fee for the Money Market Portfolio such that the effective annual rate is .10%.

         Certain officers and directors of Life of Virginia are also officers and directors of FFSC and the Fund.

===============================================================================

THE LIFE INSURANCE COMPANY OF VIRGINIA AND SUBSIDIARIES

Consolidated Balance Sheets

Unaudited
(in millions)


-------------------------------------------------------------------------------------------------------

                                                                           September 30     December 31
Assets                                                                          1997            1996
-------------------------------------------------------------------------------------------------------
Investments:
   Fixed maturities:
     Available for sale - at fair value; (amortized cost:
         1997 - $5,471.8; 1996 - $5,102.2)                               $   5,602.4       5,142.7
   Equity securities - at fair value
     Common stocks (cost:  1997 - $41.5; 1996 - $31.6)                          53.3          34.7
     Preferred stocks (cost:  1997 - $87.8; 1996 - $123.5)                      96.5         130.8
   Mortgage loans on real estate (net of reserve for losses:
     1997 - $17.0; 1996 - $20.8)                                               505.9         585.4
   Real estate (net of accumulated depreciation:  1997 -
     $4.6; 1995 - $4.4)                                                         11.8          19.4
   Policy loans                                                                184.7         179.5
   Short-term investments                                                        -            42.4
--------------------------------------------------------------------------------------------------

Total investments                                                            6,454.6       6,134.9
--------------------------------------------------------------------------------------------------

Cash                                                                             0.9           6.4
Receivables:
   Premiums and other                                                           28.2          21.0
   Accrued investment income                                                   119.1         116.6
--------------------------------------------------------------------------------------------------

Total receivables                                                              147.3         137.6

Deferred policy acquisition costs                                              141.8          70.3

Goodwill (net of accumulated amortization:  1997 - 9.6; 1996 - $5.0)           118.7         125.4

Present value of future profits
   (net of accumulated amortization:  1997 - $88.4; 1996 - $45.2)              350.5         419.2

Property and equipment at cost
   (net of accumulated depreciation:  1997 - $2.2; 1996 - $1.7)                  3.3           1.7

Deferred income tax benefit                                                     54.6          72.9

Other assets                                                                    13.4          12.3

Assets held in separate accounts                                             3,775.0       2,762.7
--------------------------------------------------------------------------------------------------

Total assets                                                                11,060.1       9,743.4
==================================================================================================

THE LIFE INSURANCE COMPANY OF VIRGINIA AND SUBSIDIARIES

Unaudited
(in millions, except share data)


---------------------------------------------------------------------------------------------------------

                                                                           September 30       December 31
Liabilities and Stockholders' Equity                                            1997               1996
---------------------------------------------------------------------------------------------------------
Policy liabilities:
   Future policy benefits                                                $     519.5               518.3
   Policy and contract claims                                                   80.5                69.1
   Unearned and advance premiums                                                 0.1                 0.1
   Other policyholder funds                                                  5,393.3             5,094.4
--------------------------------------------------------------------------------------------------------

Total policy liabilities                                                     5,993.4             5,681.9

General liabilities:
   Payable to affiliate, net                                                    23.6                 8.8
   Commissions and general expenses                                             51.9                46.8
   Current income taxes                                                         42.2                45.4
   Other liabilities                                                            60.1               192.2
   Liabilities related to separate accounts                                  3,775.0             2,762.7
--------------------------------------------------------------------------------------------------------

Total liabilities                                                            9,946.2             8,737.8
========================================================================================================

Commitments and Contingent Liabilities
--------------------------------------------------------------------------------------------------------

Stockholders' equity:
   Common stock - $1,000 par value:
     Authorized, issued and outstanding:  4,000 shares                           4.0                 4.0
   Paid-in additional capital                                                  926.0               928.1
   Net unrealized investment gains                                              64.1                19.4
   Retained earnings                                                           119.8                54.1
--------------------------------------------------------------------------------------------------------

Total stockholders' equity                                                   1,113.9             1,005.6
--------------------------------------------------------------------------------------------------------

Total liabilities and stockholders' equity                                  11,060.1             9,743.4
========================================================================================================

See accompanying notes to unaudited consolidated financial statements.

THE LIFE INSURANCE COMPANY OF VIRGINIA AND SUBSIDIARIES

Consolidated Statements of Income

Unaudited
(in millions)


----------------------------------------------------------------------------------------------------------------

                                                                                      Preacquisition
                                                                           -------------------------------------
                                                    Nine months   Nine months    Three months
                                                     ended           ended              ended        Year ended
                                                  September 30,  December 31,       March 31,      December 31,
                                                      1997            1996               1996              1995
----------------------------------------------------------------------------------------------------------------
Revenue
   Premiums and policy fees                  $         201.5           154.7               92.4             179.3
   Separate account fees                                31.8            23.1                5.9              17.7
   Net investment income                               353.2           334.4              112.0             402.1
   Realized investment gains (losses)                    9.6             6.0                9.0             (76.5)
   Other income                                          1.2             0.6                1.0               2.8
----------------------------------------------------------------------------------------------------------------

Total revenue earned                                   597.3           518.8              220.3             525.4
----------------------------------------------------------------------------------------------------------------

Benefits and Expenses
   Benefits to policyholders                           375.6           326.4              166.0             372.9
   Commissions and general expenses                     60.6            53.2               28.8              43.7
   Amortization of intangibles                          47.9            50.1                0.6               3.2
   Amortization of deferred policy acquisition costs     9.7             3.2                6.0              39.3
----------------------------------------------------------------------------------------------------------------

Total benefits and expenses                            493.8           432.9              201.4             459.1

Income Before Income Tax                               103.5            85.9               18.9              66.3
   Provision for income tax
      Current expense (benefit)                         42.0            39.7               (3.8)             37.9
      Deferred expense (benefit)                        (4.2)           (7.9)              10.8             (10.8)
----------------------------------------------------------------------------------------------------------------

                                                        37.8            31.8                7.0              27.1

Net income                                   $          65.7            54.1               11.9              39.2
=================================================================================================================

See accompanying notes to unaudited consolidated financial statements.

THE LIFE INSURANCE COMPANY OF VIRGINIA AND SUBSIDIARIES

Consolidated Statements of Stockholders' Equity

Unaudited
(in millions)


----------------------------------------------------------------------------------------------------------------------------
                                                                                                  Preacquisition
                                                                                        ------------------------------------
                                                               Nine months   Nine months     Three months
                                                                ended            ended              ended        Year ended
                                                             September 30,  December 31,        March 31,      December 31,
                                                                 1997             1996               1996              1995
----------------------------------------------------------------------------------------------------------------------------
Common stock
   $1,000 par value common stock, authorized,
      issued and outstanding 4,000 in 1997,
      1996 and 1995)
   Balance at beginning and end of period               $           4.0              4.0                4.0               4.0

Paid-in Additional Capital
   Balance at beginning of period                                 928.1            818.4              749.1             704.1
      Adjustment to reflect purchase method                        (2.1)           109.7                -                 -
      Capital contribution from parent                              -                -                 69.3              45.0
----------------------------------------------------------------------------------------------------------------------------

Balance at end of period                                          926.0            928.1              818.4             749.1

Net Unrealized Investment Gains (Losses)
   Balance at beginning of period                                  19.4             11.9              103.1             (97.5)
      Adjustment to reflect purchase method                         -              (11.9)               -                 -
      Net unrealized investment gains (losses)                     44.7             19.4              (91.2)            200.6
----------------------------------------------------------------------------------------------------------------------------

Balance at end of period                                           64.1             19.4               11.9             103.1

Net Foreign Exchange Gains (Losses)
   Balance at beginning of period                                   -                -                  -                (3.0)
      Net foreign exchange gains (losses)                           -                -                  -                 3.0
----------------------------------------------------------------------------------------------------------------------------

Balance at end of period                                            -                -                  -                 -

Retained Earnings (Deficit)
   Balance at beginning of period                                  54.1            (22.4)             (34.3)            159.8
      Adjustment to reflect purchase method                         -               22.4                -                 -
      Net income                                                   65.7             54.1               11.9              39.2
      Dividends to stockholder                                      -                -                  -               (40.0)
      Stock dividend to affiliate                                   -                -                  -              (193.3)
----------------------------------------------------------------------------------------------------------------------------

Balance at end of period                                          119.8             54.1              (22.4)            (34.3)
----------------------------------------------------------------------------------------------------------------------------

Stockholders' equity at end of period                   $       1,113.9          1,005.6              811.9             821.9
=============================================================================================================================

See accompanying notes to unaudited consolidated financial statements.

THE LIFE INSURANCE COMPANY OF VIRGINIA AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Unaudited
(in millions)


-----------------------------------------------------------------------------------------------------------------------------------

                                                                                                                Preacquisition
                                                                                                    -------------------------------
                                                                  Nine months      Nine months    Three months
                                                                        ended            ended           ended         Year ended
                                                                September 30,     December 31,       March 31,       December 31,
                                                                         1997             1996            1996               1995
-----------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
   Net income                                                       $    65.7              54.1             11.9              39.2
   Adjustments to reconcile net income to cash provided by
      (used in) operating activities:
        Change in policy liabilities                                    194.7              53.5            (32.8)            114.2
        Change in accrued investment income                              (2.5)            (37.6)             4.1              (2.1)
        Deferred policy acquisition costs                               (87.0)            (74.9)           (22.2)            (76.1)
        Amortization of deferred policy acquisition costs                 9.7               3.2              6.0              39.3
        Amortization of intangibles                                      47.9              50.1              0.6               3.2
        Other amortization and depreciation                               6.6               7.3              1.4              (1.2)
        Premiums and operating receivables, commissions and general
          expenses, income taxes, other assets and other liabilities   (132.9)             77.8             22.9             (65.7)
        Realized investment (gains) losses                               (9.6)             (6.0)            (9.0)             76.5
-----------------------------------------------------------------------------------------------------------------------------------

Cash provided by (used in) operating activities                          92.6             127.5            (17.1)            127.3
-----------------------------------------------------------------------------------------------------------------------------------

Cash flows from investing activities:
   Sale (purchase) of short-term investments - net                       42.4              49.4            (10.1)            (18.8)
   Sale or maturity of investments
      Fixed maturities - held to maturity:
        Maturities                                                        -                 -                -                 3.9
        Calls and prepayments                                             -                 -                -                60.9
        Sales                                                             -                 -                -                 -
      Fixed maturities - available for sale
        Maturities                                                      203.4             201.5             46.1              35.0
        Calls and prepayments                                           237.2             353.5            101.0              58.6
        Sales                                                            83.3             452.0            115.8           1,700.3
      All other investments                                             129.7             177.3             44.9             124.6
   Purchase of investments:
      Fixed maturities - held to maturity                                 -                 -                -                 -
      Fixed maturities - available for sale                            (895.1)         (1,279.5)          (144.1)         (1,950.7)
      All other investments                                             (20.3)            (39.5)           (65.5)           (183.5)
   Sale (purchase) of property and equipment                             (2.3)              -               (0.2)             (0.8)
-----------------------------------------------------------------------------------------------------------------------------------

Cash provided by (used in) investing activities                        (221.7)            (85.3)            87.9            (170.5)

Cash flows from financing activities:
   Capital contribution                                                   -                 -                2.8               -
   Cash dividends to stockholder                                          -                 -              (40.0)             (6.0)
   Change in cash overdrafts                                              6.8             (12.7)            28.8               -
   Interest sensitive life, annuity and investment
       contract deposits                                              1,523.7           1,275.4            301.9           1,059.5
   Interest sensitive life, annuity and investment
      contract withdrawals                                           (1,406.9)         (1,305.6)          (358.8)         (1,031.7)
-----------------------------------------------------------------------------------------------------------------------------------

Cash provided by (used in) financing activities                         123.6             (42.9)           (65.3)             21.8
-----------------------------------------------------------------------------------------------------------------------------------

Increase (decrease) in cash                                              (5.5)             (0.7)             5.5             (21.4)
Cash at beginning of period                                               6.4               7.1              1.6              23.0
-----------------------------------------------------------------------------------------------------------------------------------

Cash at end of period                                               $     0.9               6.4              7.1               1.6
===================================================================================================================================

See accompanying notes to unaudited consolidated financial statements.

THE LIFE INSURANCE COMPANY OF VIRGINIA & SUBSIDIARIES

Notes to Unaudited Consolidated Financial Statements


(1)   Summary of Significant Accounting Principles and Practices

     The financial results included in this report are stated in conformity with generally accepted accounting principles and are unaudited but include normal recurring adjustments considered necessary for a fair presentation of the results for such periods. These interim figures are not necessarily indicative of results for a full year.

     Refer to the consolidated financial statements and notes in the audited financial statements for the year ended December 31, 1996 for additional details of Life of Virginia's financial position, as well as a description of the accounting policies which have continued without change. The details included in notes have not changed except as a result of normal transactions in the interim.

                         [KPMG PEAT MARWICK LETTERHEAD]


Suite 1900
1021 East Cary Street
Richmond, VA 23219-4023


                          INDEPENDENT AUDITORS' REPORT


Board of Directors
The Life Insurance Company of Virginia


We have audited the accompanying consolidated balance sheets of The Life Insurance Company of Virginia (an indirect wholly-owned subsidiary of General Electric Capital Corporation) and subsidiaries as of December 31, 1996, and the related consolidated statements of income, stockholders' equity, and cash flows for the nine months ended December 31, 1996. We have also audited the preacquisition statements of income, stockholders' equity and cash flows for the three months ended March 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The accompanying financial statements of the Life Insurance Company of Virginia as of and for the years ended December 31, 1995 and 1994, were audited by other auditors whose report, dated February 8, 1996 on those financial statements included an explanatory paragraph that described the change in the company's method of accounting for certain investments.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 1996 consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Life Insurance Company of Virginia and subsidiaries as of December 31, 1996, and the results of their operations and their cash flows for the nine month period ended December 31, 1996 and the preacquisition three month period ended March 31, 1996 in conformity with generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, effective April 1, 1996, General Electric Capital Corporation acquired all of the outstanding stock of The Life Insurance Company of Virginia in a business combination accounted for as a purchase. As a result of the acquisition, the consolidated financial information for the periods after the acquisition is presented on a different cost basis than that for the periods before the acquisition and, therefore, is not comparable.


                                                  /s/ KPMG PEAT MARWICK LLP

January 15, 1997

                       [LETTERHEAD OF ERNST & YOUNG LLP]


                         Report of Independent Auditors

Board of Directors
The Life Insurance Company of Virginia


We have audited the accompanying consolidated statement of financial position of The Life Insurance Company of Virginia and subsidiaries as of December 31, 1995, and the related consolidated statements of income, stockholder's equity, and cash flows for each of the two years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Life Insurance Company of Virginia and subsidiaries at December 31, 1995, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

As discussed in Note 2, the Company changed its method of accounting for certain investments in 1994.

                                    /s/ Ernst & Young LLP

Richmond, Virginia
February 8, 1996

THE LIFE INSURANCE COMPANY OF VIRGINIA AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 1996 and 1995
(in millions)


--------------------------------------------------------------------------------------------------------------------
                                                                                                    Preacquisition
ASSETS                                                                                    1996                1995
--------------------------------------------------------------------------------------------------------------------
Investments:
    Fixed maturities:
       Available for sale - at fair value; (amortized cost:
            December 31, 1996 - $5,102.2; 1995 - $4,267.2)                    $          5,142.7             4,411.0
    Equity securities - at fair value
       Common stocks (cost:  December 31, 1996 - $31.6; 1995 - $31.5)                       34.7                35.4
       Preferred stocks (cost:  December 31, 1996 - $123.5; 1995 - $102.2)                 130.8               121.5
    Mortgage loans on real estate (net of reserve for losses:
       December 31, 1996 - $20.8; 1995 - $23.6)                                            585.4               592.5
    Real estate (net of accumulated depreciation:  December 31, 1996 -
       $4.4; 1995 - $5.6)                                                                   19.4                36.6
    Policy loans                                                                           179.5               151.7
    Short-term investments                                                                  42.4                81.7
--------------------------------------------------------------------------------------------------------------------

Total investments                                                                        6,134.9             5,430.4
--------------------------------------------------------------------------------------------------------------------
Cash                                                                                         6.4                 1.6
Receivables:
    Premiums and other                                                                      21.0                13.5
    Accrued investment income                                                              116.6                72.3
    Receivable from affiliates, net                                                          -                 558.4
--------------------------------------------------------------------------------------------------------------------
Total receivables                                                                          137.6               644.2

Deferred policy acquisition costs                                                           70.3               363.9

Goodwill (net of accumulated amortization:  December 31, 1996 - $5.0)                      125.4                 -

Present value of future profits
    (net of accumulated amortization:  December 31, 1996 - $45.2;                          419.2                32.6
    1995 - $32.5)

Property and equipment at cost
    (net of accumulated depreciation:  December 31, 1996 - $1.7;                             1.7                 3.7
    1995 - $18.4)

Deferred income tax benefit                                                                 72.9                 -

Other assets                                                                                12.3                65.9

Assets held in separate accounts                                                         2,762.7             2,019.6
--------------------------------------------------------------------------------------------------------------------
Total assets                                                                             9,743.4             8,561.9
--------------------------------------------------------------------------------------------------------------------

THE LIFE INSURANCE COMPANY OF VIRGINIA AND SUBSIDIARIES

December 31, 1996 and 1995
(in millions, except share data)


--------------------------------------------------------------------------------------------------------------------
                                                                                                    Preacquisition
LIABILITIES AND STOCKHOLDERS' EQUITY                                                      1996                1995
--------------------------------------------------------------------------------------------------------------------
Policy liabilities:
    Future policy benefits                                                    $            518.3               472.4
    Policy and contract claims                                                              69.1                31.7
    Unearned and advance premiums                                                            0.1                 0.3
    Other policyholder funds                                                             5,094.4             5,013.9
--------------------------------------------------------------------------------------------------------------------

Total policy liabilities                                                                 5,681.9             5,518.3

General liabilities:
    Payable to affiliate, net                                                                8.8                 -
    Commissions and general expenses                                                        46.8                12.8
    Current income taxes                                                                    45.4                 9.5
    Deferred income taxes                                                                    -                  75.5
    Other liabilities                                                                      192.2               104.3
    Liabilities related to separate accounts                                             2,762.7             2,019.6
--------------------------------------------------------------------------------------------------------------------

Total liabilities                                                                        8,737.8             7,740.0
--------------------------------------------------------------------------------------------------------------------

COMMITMENTS AND CONTINGENT LIABILITIES
--------------------------------------------------------------------------------------------------------------------

Stockholders' equity:
    Common stock - $1,000 par value:
       Authorized, issued and outstanding:  4,000 shares                                     4.0                 4.0
    Paid-in additional capital                                                             928.1               749.1
    Net unrealized investment gains                                                         19.4               103.1
    Retained earnings (deficit)                                                             54.1               (34.3)
--------------------------------------------------------------------------------------------------------------------

Total stockholders' equity                                                               1,005.6               821.9
--------------------------------------------------------------------------------------------------------------------

Total liabilities and stockholders' equity                                               9,743.4             8,561.9
--------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

THE LIFE INSURANCE COMPANY OF VIRGINIA AND SUBSIDIARIES

Consolidated Statements of Income

For the periods from April 1, 1996 to December 31, 1996 and from January 1, 1996 to March 31, 1996, and the years ended December 31, 1995 and 1994 (in millions)



-----------------------------------------------------------------------------------------------------------------------------
                                                                                                 Preacquisition
                                                                              -----------------------------------------------
                                                                 Nine months   Three months
                                                                       ended          ended         Year ended   Year ended
                                                                December 31,      March 31,       December 31,  December 31,
                                                                        1996           1996               1995          1994
-----------------------------------------------------------------------------------------------------------------------------
REVENUE
    Premiums and policy fees                                 $          154.7          92.4              179.3         218.8
    Separate account fees                                                23.1           5.9               17.7          11.3
    Net investment income (note 2)                                      334.4         112.0              402.1         490.6
    Realized investment gains (losses) (note 2)                           6.0           9.0              (76.5)        (25.8)
    Other income                                                          0.6           1.0                2.8           8.5
-----------------------------------------------------------------------------------------------------------------------------

Total revenue earned                                                    518.8         220.3              525.4         703.4
-----------------------------------------------------------------------------------------------------------------------------

BENEFITS AND EXPENSES
    Benefits to policyholders                                           326.4         166.0              372.9         477.1
    Commissions and general expenses                                     53.2          28.8               43.7          75.7
    Amortization of intangibles                                          50.1           0.6                3.2           5.1
    Amortization of deferred policy acquisition costs                     3.2           6.0               39.3          57.1
-----------------------------------------------------------------------------------------------------------------------------

Total benefits and expenses                                             432.9         201.4              459.1         615.0

INCOME BEFORE INCOME TAX                                                 85.9          18.9               66.3          88.4
    Provision for income tax (note 3)
       Current expense (benefit)                                         39.7          (3.8)              37.9          21.0
       Deferred expense (benefit)                                        (7.9)         10.8              (10.8)         (5.7)
-----------------------------------------------------------------------------------------------------------------------------

                                                                         31.8           7.0               27.1          15.3

NET INCOME (LOSS)                                            $           54.1          11.9               39.2          73.1
-----------------------------------------------------------------------------------------------------------------------------


See accompanying notes to consolidated financial statements.

THE LIFE INSURANCE COMPANY OF VIRGINIA AND SUBSIDIARIES

Consolidated Statements of Stockholders' Equity

For the periods from April 1, 1996 to December 31, 1996 and from January 1, 1996 to March 31, 1996, and the years ended December 31, 1995 and 1994 (in millions)


-------------------------------------------------------------------------------------------------------------------
                                                                                              Preacquisition
                                                                     ----------------------------------------------
                                                        Nine months   Three months
                                                              ended          ended       Year ended     Year ended
                                                       December 31,      March 31,     December 31,   December 31,
                                                               1996           1996             1995           1994
-------------------------------------------------------------------------------------------------------------------
COMMON STOCK
    $1,000 par value common stock, authorized,
       issued and outstanding 4,000 in 1996,
       1995 and 1994)
    Balance at beginning and end of period              $       4.0            4.0                4.0          4.0

PAID-IN ADDITIONAL CAPITAL
    Balance at beginning of period                            818.4          749.1              704.1        704.1
       Adjustment to reflect purchase method (note 1)         109.7            -                  -            -
       Capital contribution from parent (notes 4, 7)            -             69.3               45.0          -
-------------------------------------------------------------------------------------------------------------------

Balance at end of period                                      928.1          818.4              749.1        704.1

NET UNREALIZED INVESTMENT GAINS (LOSSES)
    Balance at beginning of period                             11.9          103.1              (97.5)        23.6
       Adjustment to reflect purchase method
           (note 1)                                           (11.9)           -                  -            -
       Effect of change in accounting principles
           at January 1 (note 2)                                -              -                  -           25.1
       Net unrealized investment gains (losses)                19.4          (91.2)             200.6       (146.2)
-------------------------------------------------------------------------------------------------------------------

Balance at end of period                                       19.4           11.9              103.1        (97.5)

NET FOREIGN EXCHANGE GAINS (LOSSES)
    Balance at beginning of period                              -              -                 (3.0)        (2.3)
       Net foreign exchange gains (losses)                      -              -                  3.0         (0.7)
-------------------------------------------------------------------------------------------------------------------

Balance at end of period                                        -              -                  -           (3.0)

RETAINED EARNINGS (DEFICIT)
    Balance at beginning of period                            (22.4)         (34.3)             159.8        126.7
       Adjustment to reflect purchase method
           (note 1)                                            22.4            -                  -            -
       Net income                                              54.1           11.9               39.2         73.1
       Dividends to stockholder                                 -              -                (40.0)       (40.0)
       Stock dividend to affiliate (note 7)                     -              -               (193.3)         -
-------------------------------------------------------------------------------------------------------------------

Balance at end of period                                       54.1          (22.4)             (34.3)       159.8
-------------------------------------------------------------------------------------------------------------------

Stockholders' equity at end of period                   $   1,005.6          811.9              821.9        767.4
-------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

THE LIFE INSURANCE COMPANY OF VIRGINIA AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the periods from April 1, 1996 to December 31, 1996 and from January 1, 1996 to March 31, 1996, and the years ended December 31, 1995 and 1994 (in millions)


-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                       Preacquisition
                                                                                        -------------------------------------------
                                                                           Nine months  Three months
                                                                                 ended         ended       Year ended    Year ended
                                                                          December 31,     March 31,     December 31,  December 31,
                                                                                  1996          1996             1995          1994
-----------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income (loss)                                                       $     54.1          11.9             39.2          73.1
    Adjustments to reconcile net income to cash provided by
       (used in) operating activities:
           Change in policy liabilities                                           53.5         (32.8)           114.2         331.4
           Change in accrued investment income                                   (37.6)          4.1             (2.1)          1.8
           Deferred policy acquisition costs                                     (74.9)        (22.2)           (76.1)        (91.8)
           Amortization of deferred policy acquisition costs                       3.2           6.0             39.3          57.1
           Amortization of intangibles                                            50.1           0.6              3.2           5.1
           Other amortization and depreciation                                     7.3           1.4             (1.2)          2.3
           Premiums and operating receivables, commissions and general
              expenses, income taxes, other assets and other liabilities          77.8          22.9            (65.7)       (139.7)
           Realized investment (gains) losses                                     (6.0)         (9.0)            76.5          25.8
-----------------------------------------------------------------------------------------------------------------------------------

Cash provided by (used in) operating activities                                  127.5         (17.1)           127.3         265.1
-----------------------------------------------------------------------------------------------------------------------------------

Cash flows from investing activities:
    Sale (purchase) of short-term investments - net                               49.4         (10.1)           (18.8)         (0.3)
    Sale or maturity of investments
       Fixed maturities - held to maturity:
           Maturities                                                              -             -                3.9          50.8
           Calls and prepayments                                                   -             -               60.9         727.5
           Sales                                                                   -             -                -             -
       Fixed maturities - available for sale
           Maturities                                                            201.5          46.1             35.0          50.4
           Calls and prepayments                                                 353.5         101.0             58.6         269.1
           Sales                                                                 452.0         115.8          1,700.3         444.7
       All other investments                                                     177.3          44.9            124.6         231.1
    Purchase of investments:
       Fixed maturities - held to maturity                                         -             -                -          (734.0)
       Fixed maturities - available for sale                                  (1,279.5)       (144.1)        (1,950.7)     (1,018.5)
       All other investments                                                     (39.5)        (65.5)          (183.5)       (357.1)
    Sale (purchase) of property and equipment                                      -            (0.2)            (0.8)         (1.8)
-----------------------------------------------------------------------------------------------------------------------------------

Cash provided by (used in) investing activities                                  (85.3)         87.9           (170.5)       (338.1)

Cash flows from financing activities:
    Capital contribution                                                           -             2.8              -             -
    Cash dividends to stockholder                                                  -           (40.0)            (6.0)        (20.0)
    Change in cash overdrafts                                                    (12.7)         28.8              -             -
    Interest sensitive life, annuity and investment contract deposits          1,275.4         301.9          1,059.5       1,455.5
    Interest sensitive life, annuity and investment contract withdrawals      (1,305.6)       (358.8)        (1,031.7)     (1,362.6)
-----------------------------------------------------------------------------------------------------------------------------------

Cash provided by (used in) financing activities                                  (42.9)        (65.3)            21.8          72.9
-----------------------------------------------------------------------------------------------------------------------------------

Increase (decrease) in cash                                                       (0.7)          5.5            (21.4)         (0.1)
Cash at beginning of period                                                        7.1           1.6             23.0          23.1
-----------------------------------------------------------------------------------------------------------------------------------

Cash at end of period                                                       $      6.4           7.1              1.6          23.0
-----------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.
                                       6

THE LIFE INSURANCE COMPANY OF VIRGINIA & SUBSIDIARIES


Notes to Consolidated Financial Statements

December 31, 1996


===============================================================================



(1)    SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES AND PRACTICES

       BASIS OF PRESENTATION

       The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles
       (GAAP) and include the accounts of The Life Insurance Company of Virginia and its subsidiaries ("Life of Virginia" or "Company"). Subsidiaries include Globe Life Insurance Company and Assigned Settlements Inc. at December 31, 1994 and only Assigned Settlements Inc. at December 31, 1996 and 1995. All material intercompany accounts and transactions have been eliminated.

       Prior to April 1, 1996 Combined Insurance Company of America ("CICA") owned 100% or 4,000 shares of Life of Virginia. CICA is a wholly-owned subsidiary of AON Corporation (AON). On April 1, 1996, CICA sold 100% of the issued and outstanding shares of Life of Virginia to General Electric Capital Corporation ("GE Capital"). Immediately thereafter, 80% was contributed to General Electric Capital Assurance Company (the "Parent"). On December 31, 1996, the remaining 20% was contributed to General Electric Life Insurance Group, Inc. ("GELIC").

       Life of Virginia primarily sells variable annuities and universal life insurance to customers throughout most of the United States. Life of Virginia distributes variable annuities primarily through stockbrokers and universal life insurance primarily through career agents and independent brokers. Life of Virginia is also engaged in the sale of traditional individual and group life products and guaranteed investment contracts. Approximately 34%, 43% and 46% of premium and annuity consideration collected, in 1996, 1995, and 1994, respectively, came from customers residing in the South Atlantic region of the United States.

       Although the Company markets its products through numerous distributors, approximately 21.2% and 13.8% of the Company's sales in 1996 and 1995, respectively, have been through two specific national stockbrokers. Loss of all or a substantial portion of the business provided by these stockbrokers could have a material adverse effect on the business and operations of the Company. The Company does not believe, however, that the loss of such business would have a long-term adverse effect because of the Company's competitive position in the marketplace and the availability of business from other distributors.

       Certain 1995 and 1994 amounts have been reclassified to conform to 1996 presentation.

       PURCHASE ACCOUNTING METHOD

       Upon acquisition of Life of Virginia by GE Capital, Life of Virginia restated its financial statements in accordance with the purchase method of accounting which allocates the net purchase price for Life of Virginia and its subsidiaries of $932.1 million according to the fair values of the acquired assets and liabilities, including the estimated present value of future profits. These allocated values were dependent upon policies in force and market conditions at the time of closing.
                                                               (Continued)
                                       7

============================================================================


(1)    CONTINUED

       These allocations are summarized below:

(In millions)                                                  April 1, 1996
----------------------------------------------------------------------------
Assets acquired:
      Cash and investments (including mortgages)                                              $      6,006.2
      Goodwill                                                                                         130.3
      Present value of future profits                                                                  484.1
      Assets held in separate accounts                                                               2,096.6
      Other assets                                                                                     194.2
---------------------------------------------------------------------------------------------------------------

Total                                                                                         $      8,911.4
---------------------------------------------------------------------------------------------------------------

Liabilities assumed:
      Policyholder liabilities                                                                $      5,658.7
      Other liabilities                                                                                224.0
      Liabilities related to separate accounts                                                       2,096.6
---------------------------------------------------------------------------------------------------------------

Total                                                                                                7,979.3
---------------------------------------------------------------------------------------------------------------

Adjusted purchase price                                                                       $        932.1
---------------------------------------------------------------------------------------------------------------


       In addition to revaluing all material tangible assets and liabilities to their respective estimated market values as of the closing date of the sale, Life of Virginia also recorded in its financial statements the excess of cost over fair value of net assets acquired (goodwill) as well as the present value of future profits to be derived from the purchased business. These amounts were determined in accordance with the purchase method of accounting. This new basis of accounting resulted in an increase in stockholders' equity of $120.2 million in 1996 reflecting the application of the purchase method of accounting. The Company's consolidated financial statements subsequent to April 1, 1996 reflect this new basis of accounting.

       All amounts for periods ended before April 1, 1996 are labeled "Preacquisition" and are based on the preacquisition historical costs in accordance with generally accepted accounting principles. The periods ending after such date are based on fair values at April 1, 1996 and subsequent costs in accordance with the purchase method of accounting.

       PRESENT VALUE OF FUTURE PROFITS

       As of April 1, 1996 Life of Virginia established an intangible asset which represents the "present value of future profits" (PVFP). PVFP reflects the estimated fair value of the Company's life insurance business in-force and represents the portion of the cost to acquire the Company that is allocated to the value of the right to receive future cash flows from insurance contracts existing at the date of acquisition. Such value is the present value of the actuarially determined projected cash flows for the acquired policies discounted at a rate of 15%, the rate of return required by the Parent to invest in the business being acquired.
                                                      (Continued)
                                       8

(1)    CONTINUED

       PVFP is amortized over the estimated contract life of the business acquired in relation to the present value of estimated gross profits. The estimated gross profit streams are periodically reevaluated and the unamortized balance of PVFP adjusted to the amount that would have existed had the actual experience and revised estimates been known and applied since inception. The amortization period is the remaining life of the policies, which ranges from 10 to 30 years from the date of original policy issue. Based on current assumptions, net amortization of the PVFP asset, expressed as a percentage, is projected to be 13.3%, 12.1%, 10.9%, 9.7% and 8.3% for the years ended December 31, 1997 through 2001, respectively. Actual amortization incurred during these years may vary as assumptions are modified to incorporate actual results.

       Prior to April 1, 1996, Life of Virginia's PVFP was calculated in a similar manner as the PVFP discussed above and related to policies in-force on April 30, 1986, the date the Company was acquired by Aon. Under purchase accounting this PVFP was removed.

       The projected ending balance of PVFP will be further adjusted to reflect the impact of unrealized gains or losses on fixed maturities held as available for sale in the investment portfolios. Such adjustments are not recorded in the Company's net income but rather as a credit or charge to stockholders' equity, net of income tax. The components of PVFP are as follows:

                                                                                          Preacquisition
                                                                -------------------------------------------------
                                                    Nine months    Three months
                                                       ended             ended         Year ended,    Year ended
                                                   December 31,      March 31,        December 31,  December 31,
(millions)                                              1996              1996             1995             1994
-----------------------------------------------------------------------------------------------------------------
PVFP - beginning of period                 $               -                32.6             48.6           53.7
Adjustment related to the purchase
    method of accounting                                 484.0               -                -              -
Interest added                                            22.4               0.5              2.1            3.2
Gross amortization, excluding interest                   (67.5)             (1.1)            (5.3)          (8.3)
Dividend of Globe Life Insurance
    Company (note 7)                                       -                 -              (12.8)           -
PVFP attributable to unrealized gains                    (19.7)              -                -              -
-----------------------------------------------------------------------------------------------------------------

PVFP - end of period                       $             419.2              32.0             32.6           48.6
-----------------------------------------------------------------------------------------------------------------




       GOODWILL

       Under the purchase method of accounting, the excess of purchase price over the fair value of assets and liabilities acquired and PVFP is established as an asset and referred to as "goodwill." The Company has elected to amortize goodwill on the straight line basis over a 20 year period.
                                                      (Continued)
                                       9

(1)    CONTINUED

       The Company reviews goodwill to determine if events or changes in circumstances may have affected the recoverability of the outstanding goodwill as of each reporting period. In the event that the Company determined that goodwill was not recoverable it would amortize such amounts as additional goodwill expense in the accompanying financial statements. As of December 31, 1996, the Company believes that no such adjustment is necessary.

       ESTIMATES

       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that could affect the reported amounts of assets and liabilities as well as the disclosure of contingent assets or liabilities at the date of the financial statements. As a result, actual results reported as revenue and expenses could differ from the estimates reported in the accompanying financial statements. As further discussed in the accompanying notes to the consolidated financial statements, significant estimates and assumptions affect deferred acquisition costs, PVFP, future life policy benefits, provisions for real estate-related losses and related reserves, other-than-temporary declines in values for fixed maturities, the valuation allowance for deferred income taxes and the calculation of fair value disclosures for certain financial instruments.

       DEFERRED TAX ASSETS AND LIABILITIES

       Pursuant to the acquisition on April 1, 1996, GE Capital, the Company's ultimate parent, and Aon Corporation, the Company's previous ultimate parent, agreed to file an election to treat the acquisition of Life of Virginia as an asset acquisition under the provisions of Internal Revenue Code Section 338(h)(10). As a result of that election, the tax basis of the Company's assets as of the date of acquisition were revalued based upon fair market values. The principal effect of the election was to establish a tax basis of intangibles of approximately $348 million for the value of the business acquired that is amortizable for tax purposes over 10-15 years.

       Deferred income taxes have been provided for the effects of temporary differences between financial reporting and tax bases of assets and liabilities and have been measured using the enacted marginal tax rates and laws that are currently in effect.

       RECOGNITION OF PREMIUM REVENUE AND RELATED EXPENSES

       For universal life-type and investment products, generally there is no requirement for payment of premium other than to maintain account values at a level sufficient to pay mortality and expense charges. Consequently, premiums for universal life-type policies and investment products are not reported as revenue, but as deposits. Policy fee revenue for universal life-type policies and investment products consists of charges for the cost of insurance, policy administration, and surrenders assessed during the period. Expenses include interest credited to policy account balances and benefit claims incurred in excess of policy account balances.

                                                       (Continued)
                                       10

(1)    CONTINUED

       In general, for accident and health products, premiums collected are reported as earned proportionately over the period covered by the policies. For all other life products, premiums are recognized as revenue when due. Benefits and related expenses associated with the premium revenues are charged to expense proportionately over the lives of the policies through a provision for future policy benefit liabilities and through deferral and amortization of deferred policy acquisition costs.

       REINSURANCE

       Reinsurance premiums, commissions, and expense reimbursements on reinsured business are accounted for on a basis consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. Premiums and benefits ceded to other companies have been reported as a reduction of premium revenue and benefits. Expense reimbursements received in connection with reinsurance ceded have been accounted for as a reduction of the related policy acquisition costs or, to the extent such reimbursements exceed the related acquisition costs, as other revenue. All reinsurance receivables and prepaid reinsurance premium amounts are reported as assets.

       INVESTMENTS

       Fixed maturities are carried at fair value. The amortized cost of fixed maturities is adjusted for amortization of premiums and accretion of discounts to maturity that are included in net investment income. Included in fixed maturities are investments in collateralized mortgage obligations ("CMOs"). Premiums and discounts arising from the purchase of CMOs are treated as yield adjustments and included in net investment income. Prepayment assumptions are obtained from dealer surveys. The retrospective adjustment method is used to adjust for prepayment activity.

       Short-term investments are carried at amortized cost which approximates market value. Equity securities are valued at fair value. Mortgage loans are carried at their unpaid balance, net of unamortized discounts and reserves. Real estate is carried generally at cost less accumulated depreciation. Policy loans are carried at unpaid principal balance. Other long-term investments are carried generally at cost.

       Realized investment gains or losses are computed using specific costs of securities sold. Unrealized gains and temporary unrealized losses on fixed maturities available for sale and equity securities are excluded from income and are recorded directly to stockholders' equity, net of related deferred income taxes and adjustments to amortization of deferred policy acquisition costs and present value of future profits.

                                                       (Continued)
                                       11

(1)    CONTINUED

       Investments that have declines in fair value below cost, that are judged to be other than temporary, are written down to estimated fair values and reported as realized investment losses. Additionally, reserves for mortgage loans and certain other long-term investments are established based on an evaluation of the respective investment portfolio, past credit loss experience, and current economic conditions. Writedowns and the change in reserves are included in realized investment gains and losses in the statements of income. In general, the Company ceases to accrue investment income when interest or dividend payments are in arrears.

       Life of Virginia measures "impaired" loans at the present value of the loans discounted cash flow using the effective interest rate of the original loan as the discount rate. Impaired loans are loans for which it is probable that the Company will be unable to collect all amounts due according to terms of the original contractual terms of the loan agreement. This definition includes, among other things, leases, or larger groups of small-homogenous loans, and therefore applies principally to the Company's commercial loans.

       Accounting policies relating to interest rate swaps are discussed in
       Note 9.

       DEFERRED POLICY ACQUISITION COSTS

       Costs of acquiring new business, principally commissions, underwriting and sales expenses that vary with and are primarily related to the production of new business, are deferred. For non-universal life-type products, amortization of deferred acquisition costs are related to and based on the present value of expected premium revenues on the policies. Periodically amortization is adjusted to reflect current withdrawal experience. Expected premium revenues are estimated by using the same assumptions used in estimating future policy benefits.

       Deferred policy acquisition costs related to universal life-type policies and investment products are amortized in relation to the present value of expected gross profits on the policies. Such amortization is adjusted periodically to reflect differences in actual and assumed gross profits.

       To the extent that unrealized gains or losses on available for sale securities would result in an adjustment to deferred policy acquisition costs amortization, had those gains or losses actually been realized, the related deferred policy acquisition cost adjustments are recorded along with the unrealized gains or losses included in stockholders' equity with no effect on net income.

                                                       (Continued)
                                       12

(1)    CONTINUED

       The components of deferred acquisition costs are as follows:

                                                                                           Preacquisition
                                                                 ---------------------------------------------------
                                                     Nine months   Three months
                                                        ended             ended          Year ended    Year ended
                                                    December 31,      March 31,        December 31,  December 31,
(millions)                                               1996              1996             1995             1994
--------------------------------------------------------------------------------------------------------------------
Deferred acquisition costs -                $               -               363.9            388.1            413.2
    beginning of period
Commissions and expenses deferred                          74.9              22.2             76.1            108.8
Amortization                                               (3.2)             (6.0)           (39.3)           (57.1)
Credit Life and Health cession (note 4)                     -                 -                -             (107.0)
Dividend of Globe Life Insurance
    Company (note 7)                                        -                 -              (22.8)             -
Deferred acquisition costs attributable
    to unrealized gains (losses)                           (1.4)             17.9            (38.2)            30.2
--------------------------------------------------------------------------------------------------------------------

Deferred acquisition costs - end of period  $              70.3             398.0            363.9            388.1
--------------------------------------------------------------------------------------------------------------------




       PROPERTY AND EQUIPMENT

       Property and equipment are generally depreciated using the straight- line method over their estimated useful lives. As a result of purchase accounting fully depreciated property and equipment were removed.

       FAIR VALUE OF FINANCIAL INSTRUMENTS

       The following methods and assumptions were used to estimate fair values for financial instruments. The carrying amounts in the consolidated statements of financial position for cash and short-term investments approximate their fair values. Fair values for fixed maturity securities and equity securities are based on quoted market prices or, if they are not actively traded, on estimated values obtained from independent pricing services or in the case of private placements, are estimated by discounted expected future cash flows using a current market rate applicable to the yield credit quality, call features and maturity of the investments, as applicable. The fair values for mortgage loans and policy loans are estimated using discounted cash flow analyses, using interest rates currently being offered for similar loans to borrowers with similar credit ratings. Fair values of derivatives are based on quoted prices for exchange-traded instruments or the cost to terminate or offset with other contracts.

       Fair values for liabilities for investment-type contracts are estimated using discounted cash flow calculations based on interest rates currently being offered for similar contracts with maturities consistent with those remaining for the contracts being valued.

                                                       (Continued)
                                       13

(1)    CONTINUED

       SEPARATE ACCOUNT BUSINESS

       The assets and liabilities of the separate accounts represent designated funds of group pension, variable life and annuity policyholders and are not guaranteed or supported by other general investments of the Company. The Company earns mortality and expense risk fees from the separate accounts and assesses withdrawal charges in the event of early withdrawals. The assets are carried at fair value and are offset by liabilities that represent such policyholders' equity in those assets. The net investment income generated from these assets is not included in the consolidated statements of income.

       The Company has periodically transferred capital to the separate accounts to provide for the initial purchase of investments in the new portfolios. As of December 31, 1996, approximately $29.3 million of the Company's common stock investment related to its capital investments in the separate accounts.

       FUTURE POLICY BENEFIT LIABILITIES AND UNEARNED PREMIUMS AND POLICY AND CONTRACT CLAIMS

       Future policy benefit liabilities on non-universal life-type and accident and health products have been provided on the net level premium method. The liabilities are calculated based on assumptions as to investment yield, mortality, morbidity and withdrawal rates that were determined at the date of issue or acquisition of Life of Virginia by the Parent, and provide for possible adverse deviations. Interest assumptions are graded and range from 7.4% to 6.5%.

       Withdrawal assumptions are based principally on experience and vary by plan, year of issue, and duration.

       Policyholder liabilities on universal life-type and investment products are generally based on policy account values. Interest crediting rates for these products range from 8.6% to 4.5%.

       Unearned premiums generally are calculated using the pro rata method based on gross premiums. However, in the case of credit life and credit accident and health, the unearned premiums are calculated such that the premiums are earned over the period of risk in a reasonable relationship to anticipated claims.

       Policy and contract claim liabilities represent estimates for reported claims, as well as provisions for losses incurred, but not yet reported. These claim liabilities are based on historical experience and are estimates of the ultimate amount to be paid when the claims are settled. Changes in the estimated liability are reflected in income as the estimates are revised.

                                                     (Continued)
                                       14

(1)    CONTINUED

       FOREIGN CURRENCY TRANSLATION

       Foreign revenues and expenses are translated at average exchange rates. Foreign assets and liabilities are translated at year-end exchange rates. Unrealized foreign exchange gains or losses on translation are generally reported in stockholders' equity. No tax effect was taken into consideration for unrealized losses.


(2)    INVESTED ASSETS AND RELATED INCOME

       Under purchase accounting, the market value of Life of Virginia's fixed maturity investments as of April 1, 1996, became Life of Virginia's new cost basis in such investments. The difference between the new cost basis and original par is then amortized against investment income over the remaining effective lives of the fixed maturity investments. As a result of the interest rate environment as of April 1, 1996, the market value of Life of Virginia's fixed maturity investments was approximately $37.4 million lower than original amortized cost.

       The Company's investments in debt and equity securities are considered available for sale and are carried at estimated fair value, with the aggregate unrealized appreciation or depreciation being recorded as a separate component of stockholders' equity. The carrying value and amortized cost of investments at December 31, 1996 and 1995 were as follows:

                                                                                         December 31, 1996
                                                 ----------------- --------------------------------------------------

                                                                           Gross            Gross
                                                        Amortized        Unrealized       Unrealized          Fair
(millions)                                                Cost             Gains           Losses            Value
---------------------------------------------------------------------------------------------------------------------
Available for sale:
      U.S. government and agencies            $             65.5               2.1              -               67.6
      States and political subdivisions                      2.1               -                -                2.1
      Foreign governments                                  178.2               5.6              -              183.8
      Corporate securities                               3,092.1              29.0            (19.6)         3,101.5
      Mortgage-backed securities                         1,764.3              29.7             (6.3)         1,787.7
---------------------------------------------------------------------------------------------------------------------

Total fixed maturities                                   5,102.2              66.4            (25.9)         5,142.7

Total equity securities                                    155.1              11.2             (0.8)           165.5
---------------------------------------------------------------------------------------------------------------------

Total available for sale                      $          5,257.3              77.6            (26.7)         5,308.2
---------------------------------------------------------------------------------------------------------------------

                                                       (Continued)
                                       15

(2)    CONTINUED

                                                                                   Preacquisition
                                                 ----------------- --------------------------------------------------
                                                                                         December 31, 1995
                                                 --------------------------------------------------------------------

                                                                           Gross            Gross
                                                        Amortized        Unrealized       Unrealized          Fair
(millions)                                                Cost             Gains           Losses            Value
---------------------------------------------------------------------------------------------------------------------
Available for sale:
      U.S. government and agencies            $             60.7               1.5              -               62.2
      States and political subdivisions                      2.2               0.2              -                2.4
      Foreign governments                                   18.6               0.6              -               19.2
      Corporate securities                               2,478.6             140.2             (9.9)         2,608.9
      Mortgage-backed securities                         1,596.3              19.6            (16.9)         1,599.0
      Other fixed maturities                               110.8               8.5              -              119.3
---------------------------------------------------------------------------------------------------------------------

Total fixed maturities                                   4,267.2             170.6            (26.8)         4,411.0

Total equity securities                                    133.7              26.2             (3.0)           156.9
---------------------------------------------------------------------------------------------------------------------

Total available for sale                      $          4,400.9             196.8            (29.8)         4,567.9
---------------------------------------------------------------------------------------------------------------------


       The amortized cost and fair value of fixed maturities, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                                                December 31, 1996
                                                                         ---------------------------------------------
                                                                                    Amortized                  Fair
(millions)                                                                               Cost                 Value
----------------------------------------------------------------------------------------------------------------------
Due in one year or less                                              $                     82.1                  82.5
Due after one year through five years                                                     961.8                 902.8
Due after five years through ten years                                                  1,626.5               1,671.5
Due after ten years                                                                       667.5                 698.2
Mortgage-backed securities                                                              1,764.3               1,787.7
----------------------------------------------------------------------------------------------------------------------

                                                                     $                  5,102.2               5,142.7
----------------------------------------------------------------------------------------------------------------------


       The cumulative effect on January 1, 1994 of adopting Statement No. 115 increased stockholders equity by $25.1 million (net of adjustments to deferred policy acquisition costs of $14.0 million and deferred income taxes of $20.2 million) to reflect the net unrealized fixed maturities holding gains on securities previously carried at amortized cost; there was no effect on net income as a result of the adoption.

                                                       (Continued)
                                       16

(2)    CONTINUED

       On November 30, 1995, Life of Virginia reclassified all held to maturity securities to available for sale. The amortized cost and related unrealized gains for the securities reclassified was $2,698.3 million and $50.9 million, respectively.

       Securities on deposit for regulatory authorities as required by law amounted to $4.5 million at December 31, 1996 and 1995.

       Life of Virginia had $12.6 million and $34.2 million of non-income producing investments on December 31, 1996 and December 31, 1995, respectively.

       Life of Virginia's "impaired" loans consist of loans requiring allowances for loan losses of .2 and 12.2 as of December 31, 1996 and 1995, respectively. Interest income earned on these loans while they were considered impaired was 1.2 and 5.5 as of December 31, 1996 and 1995, respectively.

       Life of Virginia's mortgage and real estate portfolio is distributed by geographic location and type. However, Life of Virginia has concentration exposures in certain regions and in certain types as shown in the following two tables.

       Geographic distribution as of December 31, 1996:

                                                                                   Mortgage          Real estate
-------------------------------------------------------------------------- ----------------------------------------
South Atlantic                                                                           48.3%                75.2%
East North Central                                                                       14.6%                 1.4%
Mountain                                                                                 12.7%                 -
West South Central                                                                       11.2%                 -
Pacific                                                                                   7.3%                 8.1%
Middle Atlantic                                                                           4.5%                15.3%
East South Central                                                                        1.4%                 -
-------------------------------------------------------------------------------------------------------------------

Total                                                                                   100.0%               100.0%
-------------------------------------------------------------------------------------------------------------------

                                                       (Continued)
                                       17

(2)    CONTINUED

       Type distribution as of December 31, 1996:

                                                                                   Mortgage          Real estate
-------------------------------------------------------------------------- ----------------------------------------
Office building                                                                          23.7%                66.4%
Retail                                                                                   22.8%                18.4%
Industrial                                                                               21.9%                 -
Apartments                                                                               19.2%                 -
Other commercial                                                                          8.2%                15.2%
Hotel/motel                                                                               4.2%                 -
-------------------------------------------------------------------------------------------------------------------

Total                                                                                   100.0%               100.0%
-------------------------------------------------------------------------------------------------------------------





       The components of net unrealized investment gains (losses) are as follows:

                                                                                    Preacquisition
                                                                    ---------------------------------------------------
                                                        Nine months    Three months
                                                           ended             ended          Year ended    Year ended
                                                       December 31,      March 31,        December 31,  December 31,
(millions)                                                  1996              1996             1995             1994
-----------------------------------------------------------------------------------------------------------------------
Gross unrealized investment gains (losses)
    Fixed maturities available for sale         $             40.5               2.8            143.8           (154.9)
    Equity securities                                         10.4               5.8             23.2             (2.9)
PVFP                                                         (19.7)              -                -                -
Deferred policy acquisition costs                             (1.4)              9.9             (8.0)            30.2
-----------------------------------------------------------------------------------------------------------------------

Net unrealized before deferred tax              $             29.8              18.5            159.0           (127.6)
Unrealized income tax benefit (expense)                      (10.4)             (6.6)           (55.9)            30.1
-----------------------------------------------------------------------------------------------------------------------

Net unrealized                                  $             19.4              11.9            103.1            (97.5)
-----------------------------------------------------------------------------------------------------------------------

                                                       (Continued)
                                       18

(2)    CONTINUED

       The components of net investment income are as follows:

                                                                                      Preacquisition
                                                                   ----------------------------------------------------
                                                       Nine months     Three months
                                                          ended             ended           Year ended    Year ended
                                                      December 31,      March 31,         December 31,  December 31,
(millions)                                                 1996              1996             1995              1994
-----------------------------------------------------------------------------------------------------------------------
Fixed maturities                               $            276.8              93.1            332.8             404.1
Equity securities                                             8.7               4.2             10.8              25.2
Mortgage loans on real estate                                41.3              13.5             49.8              49.9
Short-term investments                                        3.1               0.5              3.5               3.8
Other investments                                             9.9               3.0             13.2              18.0
-----------------------------------------------------------------------------------------------------------------------

Gross investment income                                     339.8             114.3            410.1             501.0
Investment expenses                                          (5.4)             (2.3)            (8.0)            (10.4)
-----------------------------------------------------------------------------------------------------------------------

Net investment income                          $            334.4             112.0            402.1             490.6
-----------------------------------------------------------------------------------------------------------------------


       Realized gains (losses) on investments are as follows:

                                                                                      Preacquisition
                                                                    ---------------------------------------------------
                                                        Nine months  Three months
                                                          ended             ended           Year ended    Year ended
                                                       December 31,     March 31,         December 31,  December 31,
(millions)                                                 1996              1996              1995             1994
-----------------------------------------------------------------------------------------------------------------------
Fixed maturities:
    Gross gains                                $              0.6               0.5              12.9              8.6
    Gross losses                                             (0.7)             (1.4)            (90.2)           (39.2)
Fixed maturities held to maturity:
    Gross gains                                               -                 -                 1.1             11.3
    Gross losses                                              -                 -               (13.8)            (9.8)
Equity securities                                             6.0              10.3               5.6             (1.9)
Mortgage loans on real estate                                 -                (0.4)              2.3              9.6
Other                                                         0.1               -                 5.6             (4.4)
-----------------------------------------------------------------------------------------------------------------------

Total before tax                                              6.0               9.0             (76.5)           (25.8)
Less applicable tax                                          (2.3)             (1.9)             26.8              9.0
-----------------------------------------------------------------------------------------------------------------------

Total                                          $              3.7               7.1             (49.7)           (16.8)
-----------------------------------------------------------------------------------------------------------------------

                                                       (Continued)
                                       19

(2)    CONTINUED

       The changes in net unrealized gains (losses) on fixed maturities and equity security investments are as follows:

                                                                                     Preacquisition
                                                                    ---------------------------------------------------
                                                        Nine months  Three months
                                                          ended             ended           Year ended    Year ended
                                                       December 31,     March 31,         December 31,  December 31,
(millions)                                                 1996              1996              1995             1994
-----------------------------------------------------------------------------------------------------------------------
Fixed maturities:
    Available for sale                         $             40.5            (141.0)            298.7           (214.2)
    Held to maturity                                          -                 -               233.7           (351.0)
Equity securities                                            10.4             (17.4)             26.1            (38.8)
-----------------------------------------------------------------------------------------------------------------------

Net unrealized investment gains (losses)       $             50.9            (158.4)            558.5           (604.0)
-----------------------------------------------------------------------------------------------------------------------


 (3)   INCOME TAX

       Beginning April 1, 1996, Life of Virginia and its subsidiary will be included in the life insurance company consolidated Federal income tax return of GECA. Prior to the April 1, 1996, Life of Virginia was included in the consolidated federal income tax return of Aon and its principal domestic subsidiaries and in accordance with intercompany policy, provided taxes on income based on a separate company basis. Amounts payable or recoverable related to periods before April 1, 1996, are subject to an indemnification agreement with Aon. As such the Company is not at risk for any income taxes nor entitled to recoveries related to those periods.

       Income taxes are recorded in the statements of income and directly in stockholders' equity accounts. Income tax expense (benefit) for the years ending December 31 was allocated as follows:

                                                                                        Preacquisition
                                                                  ---------------------------------------------------
                                                      Nine months   Three months
                                                         ended             ended          Year ended       Year ended
                                                     December 31,      March 31,        December 31,     December 31,
(millions)                                                1996              1996             1995             1994
---------------------------------------------------------------------------------------------------------------------
Statement of income:
    Operating income (excluding
       realized investment gains
       and losses)                             $            29.5               5.1             53.9             24.3
    Realized investment gains/losses                         2.3               1.9            (26.8)            (9.0)
    Income tax expense/(benefit)
       included in the statement of
       income                                               31.8               7.0             27.1             15.3
Stockholders' equity:
    Unrealized gains/(losses) on
       securities available for sale                        10.4             (49.3)            86.0            (42.4)
---------------------------------------------------------------------------------------------------------------------

Total income tax expense/(benefit)             $            42.2             (42.3)           113.1            (27.1)
---------------------------------------------------------------------------------------------------------------------


                                                       (Continued)
                                       20

(3)    CONTINUED

       The actual Federal income tax expense differed from the expected tax expense computed by applying the U.S. Federal statutory rate to income before income tax expense. A reconciliation of the income tax provisions based on the statutory corporate tax rate to the provisions reflected in the consolidated financial statements is as follows:

                                                                                        Preacquisition
                                                   -------- -------------------------------------------------------------
                                   Nine months            Three months
                                      ended                  ended                  Year ended              Year ended
                                   December 31,             March 31,              December 31,            December 31,
                                      1996                   1996                      1995                    1994
-------------------------------------------------------------------------------------------------------------------------
Statutory tax rate      $       30.1       35.0% $       6.6       35.0% $       23.2      35.0% $       31.0      35.0%
Tax-exempt
    investment
    income
    deductions                  (1.0)      (1.2)         -         (0.1)         (0.1)     (0.1)         (0.8)     (0.9)
Adjustment of prior
    year taxes                   -          -            -          -             3.5       5.3         (11.8)    (13.3)
Other - net                      2.7        3.2          0.4        2.1           0.5       0.7          (3.1)     (3.5)
-------------------------------------------------------------------------------------------------------------------------

Effective tax rate      $       31.8       37.0% $       7.0       37.0% $       27.1      40.9% $       15.3      17.3%
-------------------------------------------------------------------------------------------------------------------------

                                                       (Continued)
                                       21

 (3)   CONTINUED

       Significant components of Life of Virginia's deferred tax liabilities and assets are as follows (in millions):

                                                                                                     Preacquisition
                                                                                                    ------------------
                                                                                       December 31,    December 31,
                                                                                           1996                1995
----------------------------------------------------------------------------------------------------------------------
Deferred tax liabilities:
      Present value of future profits                                        $               89.8                 -
      Policy acquisition costs                                                                -                  96.9
      Employee benefits                                                                       -                  11.0
      Unrealized investment gains                                                            10.4                58.7
      Other                                                                                   6.5                35.2
----------------------------------------------------------------------------------------------------------------------

Total deferred tax liabilities                                                              106.7               201.8
----------------------------------------------------------------------------------------------------------------------

Deferred tax assets:
      Insurance reserve amounts                                                             120.4                78.2
      Policy acquisition costs                                                               34.3                 -
      Guaranty fund amounts                                                                  10.8                 -
      Other                                                                                  14.1                48.1
----------------------------------------------------------------------------------------------------------------------

Total deferred tax assets                                                                   179.6               126.3
----------------------------------------------------------------------------------------------------------------------

Net deferred tax liabilities (assets)                                        $              (72.9)               75.5
----------------------------------------------------------------------------------------------------------------------




       A valuation allowance is provided when it is more likely than not that some portion of the deferred tax assets will not be realized. Management believes the deferred tax assets will be fully realized in the future based on the expectation of the reversal of existing temporary differences, anticipated future earnings, and consideration of all other available evidence. Accordingly, no valuation allowance is established.

       The amount of income taxes paid (refund) for nine months ended December 31, 1996, three months ended March 31, 1996, the years ended December 31, 1995 and 1994 was $38.6 million, $(2.4) million, $44.9 million, and $56.7 million, respectively.

                                                       (Continued)
                                       22

(4)    REINSURANCE AND CLAIM RESERVES

       Life of Virginia is involved in both the cession and assumption of reinsurance with other companies. In 1996 and 1995, Life of Virginia's reinsurance consists primarily of long-duration contracts that are entered into with financial institutions and related party reinsurance. In 1994, Life of Virginia's reinsurance consisted primarily of short-duration contracts that were entered into with numerous automobile dealerships, financial institutions, and related party reinsurance. Although these reinsurance agreements contractually obligate the reinsurers to reimburse the Company, they do not discharge the Company from its primary liabilities and the Company remains liable to the extent that the reinsuring companies are unable to meet their obligations.

       A summary of reinsurance activity is as follows:


                                                                                    Preacquisition
                                                           --------------------------------------------------------
                                               Nine months    Three months
                                                  ended              ended       Year ended          Year ended
                                              December 31,       March 31,      December 31,        December 31,
                                                   1996               1996           1995               1994
                                        ----------------   ----------------   ----------------   ------------------
                                                 Earned             Earned             Earned             Earned
                                        ----------------   ----------------   ----------------   ------------------
Direct                               $              210.5               77.2              261.5              404.2
Assumed                                               6.6               35.0                4.3                8.3
Ceded                                                62.4               19.8               86.5              193.7
-------------------------------------------------------------------------------------------------------------------

Net premiums                                        154.7               92.4              179.3              218.8
-------------------------------------------------------------------------------------------------------------------


       Due to the nature of the Company's reinsurance contracts, premiums earned approximate premiums written.

       A significant portion of Life of Virginia's ceded premiums relates to group life and health premiums. Life of Virginia is the primary carrier for the State of Virginia employees group life and health plan. By statute, Life of Virginia must reinsure these risks with other Virginia domiciled companies who wish to participate.

       Incurred losses and loss adjustment expenses are net of reinsurance of $60.5 million, $17.2 million, $63.1 million and $102.1 million for the nine months ended December 31, 1996, three months ended March 31, 1996 and the years ended December 31, 1995 and 1994, respectively.

       In December 1994, Life of Virginia ceded to CICA $406.6 million of its guaranteed investment contract liabilities. In conjunction with the liability cession, Life of Virginia transferred to CICA available for sale fixed maturities with a fair value of $278.1 million and a cost of $287.2 million and preferred stock with a fair value of $110.5 million and a cost of $119.7 million. Included in receivable from affiliates at December 31, 1995 is $212.6 million which represents the remaining ceded guaranty investment contract liability.

                                                       (Continued)
                                       23

(4)    CONTINUED

       In July 1994, Life of Virginia ceded to Union Fidelity Life Insurance Company ("UFLIC") $280.7 million of its credit life and health reserves and associated acquisition costs of $107.0 million. In conjunction with the liability cession, Life of Virginia recognized a $29.1 million loss which is reflected as a $20.8 million premium ceded and $8.3 million realized loss on investments.

       Premiums, benefits to policyholders, and commissions and general expenses ceded to UFLIC during the second six months of 1994 amounted to $35.0 million, $14.4 million, and $14.2 million, respectively.

       In January 1995, Life of Virginia ceded to CICA $600 million of its single premium deferred annuity liabilities. In conjunction with the liability cession, Life of Virginia transferred to CICA available for sale fixed maturities with a fair value of $436.1 million and cost of $501.4 million and held to maturity fixed maturities with a fair value of $81.4 million and a cost of $95.1 million. In addition, $5.5 million of accrued income related to the assets above was transferred to CICA. This transaction resulted in a deferred reinsurance gain of $77.0 million, $24 million of which was recognized in 1995. Additionally, Life of Virginia recognized a $79.0 million realized investment loss. Included in receivable from affiliates at December 31, 1995 is $357.5 million which represents the ceded single premium deferred annuity liability of $410.5 million less a deferred reinsurance gain of $53 million.

       In connection with the sale of the Company, the following transactions occurred effective January 1, 1996: single premium deferred annuity liabilities reinsured with CICA in 1995 were recaptured, guaranteed investment contract liabilities reinsured with CICA in 1994 were recaptured, other lines of CICA insurance business inforce were assumed, and other related liabilities of CICA were assumed. In conjunction with the recapture and assumption, CICA transferred to Life of Virginia assets with a fair market value totaling $842.6 million. For the three months ended March 31, 1996, premiums of $33.9 million, benefits of $46.7 million, commission expense of $10.2 million and a capital contribution of $69.3 million as a result of various reinsurance transactions. The $53 million deferred reinsurance gain remaining at December 31, 1995 from the January 1995 single premium deferred annuity cession to CICA was recognized as a capital contribution. The tables below summarize the assets and liabilities transferred from CICA to the Company.


                                                       (Continued)
                                       24

(4)    CONTINUED




Millions                                                       Fair Market Value
---------------------------------------------------------------------------------
Assets transferred:
      Fixed maturity                                             $         727.4
      Preferred stock                                                       88.2
      Policy loans                                                          14.2
      Accrued investment income                                             10.0
      Cash                                                                   2.8
---------------------------------------------------------------------------------

Total                                                                      842.6
---------------------------------------------------------------------------------

Liabilities recaptured and assumed:
      Single premium deferred annuity                                      410.5
      Guaranteed investment contracts                                      212.6
      Universal life contracts                                             156.6
      Individual traditional contracts                                      33.2
      Other lines of business inforce                                       19.9
      Other liabilities                                                     16.5
---------------------------------------------------------------------------------

Total                                                                      849.3
---------------------------------------------------------------------------------

(5)    EMPLOYEE BENEFITS

       SAVINGS PLAN

       Beginning April 1, 1996, Life of Virginia's salaried and commissioned employee's participated in a General Electric contributory savings plan. Provisions made for the savings plan were $.6 million for the nine months ended December 31, 1996.

       Prior to the acquisition on April 1, 1996, Life of Virginia participated in Aon's contributory savings plan for the benefit of salaried and commissioned employees. Provisions made for the savings plan were $.3 million, $.8 million and $1.2 million for the three months ended March 31, 1996, and the years ended December 31, 1995 and 1994, respectively. This plan terminated upon the acquisition of Life of Virginia by GE Capital.

       EMPLOYEE STOCK OWNERSHIP PLAN

       Prior to the acquisition on April 1, 1996, Life of Virginia participated in Aon's leveraged ESOP for the benefit of salaried and certain commissioned employees. Contributions to the ESOP for the three months ended March 31, 1996 and the years ended December 31, 1995 and 1994 charged to Life of Virginia's operations amounted to $.1 million, $.5 million and $.6 million, respectively. This plan terminated upon the acquisition of Life of Virginia by GE Capital.

                                                       (Continued)
                                       25

(5)    CONTINUED

       PENSION PLAN

       Beginning April 1, 1996, Life of Virginia's salaried and commissioned employee's participated in a General Electric contributory defined benefit pension plan. Generally, benefits are based on the greater of a formula recognizing career earnings or a formula recognizing length of service and final average earnings. Benefit provisions are subject to collective bargaining. General Electric's funding policy is to contribute amounts sufficient to meet minimum funding requirements as set forth in employee benefit and tax laws plus such additional amounts as determined appropriate. The components of net periodic pension cost and benefit obligations of the General Electric defined benefit plan are not separately available for Life of Virginia. In connection with Life of Virginia's participation in the General Electric contributory defined benefit pension plan a $.4 million expense was incurred for the nine months ended December 31, 1996.

       Prior to the acquisition on April 1, 1996, Life of Virginia participated in Aon's non-contributory defined benefit pension plan providing retirement benefits for salaried employees and certain commissioned employees based on years of service and salary. Aon's funding policy was to contribute amounts to the plan sufficient to meet the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974, plus such additional amounts as Aon determines to be appropriate from time to time. The components of net periodic pension cost and benefit obligations of the Aon defined benefit plan were not separately available for Life of Virginia. In connection with Life of Virginia's participation in the Aon defined benefit plan, net pension credits of $1.2 million, $3.8 million and $3.1 million in the three months ended March 31, 1996 and the years ended December 31, 1995 and 1994. This plan terminated upon the acquisition of Life of Virginia by GE Capital.

       During 1993, the Aon Pension Plan was amended to include certain additional amounts of compensation in determining plan benefits and in 1994 to reduce the maximum amount of compensation that can be considered under the plan as required by law. Further, the Pension Plan was amended in 1994 to provide increases in benefits to current pensioners.

       POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

       Beginning April 1, 1996, Life of Virginia's salaried and commissioned employee's participated in a General Electric retiree health and life insurance benefit plan. The plan's principally provide health and life insurance benefits to employees who retire under the General Electric pension plan with 10 or more years of service. Retirees share in the cost of their health care benefits. The funding policy for retiree health benefits is generally to pay covered expenses as they are incurred. Expenses incurred by Life of Virginia for the nine months ended December 31, 1996 for the retiree health and life insurance benefit plan were $1.3 million.

                                                       (Continued)
                                       26

(5)    CONTINUED

       Prior to the acquisition on April 1, 1996, Aon sponsored two defined benefit postretirement health and welfare plans in which Life of Virginia participated that cover both salaried and nonsalaried employees. One plan provides medical benefits, prior to and subsequent to Medicare eligibility, and the other provides life insurance benefits. The postretirement health care plan is contributory, with retiree contributions adjusted annually; the life insurance plan is noncontributory. Both plans are funded on a pay-as-you-go basis. These plans terminated upon the acquisition of Life of Virginia by GE Capital.


(6)    LEASE COMMITMENTS

       Life of Virginia has noncancelable operating leases for certain office space, equipment and automobiles. Future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year at December 31, 1996 are as follows:


        (millions)                                   Minimum lease payments
        -------------------------------------------------------------------
        1997                                            $       1.1
        1998                                                    0.8
        1999                                                    0.4
        2000                                                    0.2
        2001                                                    0.1
        Later years                                             -
        -------------------------------------------------------------------

        Total minimum payments required                $        2.6
        -------------------------------------------------------------------

       MINIMUM LEASE PAYMENTS

       Rental expenses for all operating leases for the nine months ended December 31, 1996, the three months ended March 31, 1996 and the years ended December 31, 1995 and 1994 amounted to $2.5 million, $.8 million, $3.6 million and $5.1 million, respectively.

(7)    RELATED PARTY TRANSACTIONS

       Life of Virginia pays investment advisory fees and other fees to affiliates; Parent after April 1, 1996 and Aon previous to that date. Amounts incurred for these items aggregated $3.2 million, $3.5 million, $5.8 million and $37.8 million for nine months ended December 31, 1996, the three months ended March 31, 1996 and the years ended December 31, 1995 and 1994, respectively. Life of Virginia charges affiliates for certain services and for the use of facilities and equipment which aggregated $2.0 million, $1.0 million, $10.0 million and $101.2 million for the nine months ended December 31, 1996, the three months ended March 31, 1996 and the years ended December 31, 1995, and 1994, respectively.

                                                       (Continued)
                                       27

(7)    CONTINUED

       At December 31, 1996 and 1995, Life of Virginia held investments in securities of certain affiliates amounting to $2.6 million and $12.6 million, respectively. Amounts included in net investment income related to these holdings totaled $0.1 million, $0.2 million, $1.0 million and $3.5 million for the nine months ended December 31, 1996, the three months ended March 31, 1996 and the years ended December 31, 1995 and 1994, respectively.

       In January 1995, Life of Virginia dividended 100% of its Globe Life Insurance Company ("Globe") common stock to CICA, a subsidiary of Aon. At December 31, 1994, Globe had assets of $954.9 million, liabilities of $765.7 million and stockholders' equity of $189.2 million. The fair market value of this dividend was $193.3 million.

       In 1995, Life of Virginia received from CICA, in the form of a capital contribution, fixed maturities with a fair value of $45.0 million.

       In January 1995, Life of Virginia transferred limited partnership investments with a fair value of $8.0 million and cost of $7.5 million, common stocks with a fair value of $5.6 million and cost of $3.4 million, and cash of $6.4 million to pay a $20.0 million dividend declared but not paid in 1994. A $2.7 million realized investment gain was recorded on this transfer.

       In December 1994, Life of Virginia exchanged common stocks with a fair value of $61.4 million and cost of $67.1 million for CICA's available for sale fixed maturities and related accrued income with fair values of $60.9 million and $.5 million, respectively. Life of Virginia recorded the fixed maturity securities at CICA's fair value of $60.9 million resulting in a $5.7 million realized loss that is reflected in the statement of income.


(8)    LITIGATION

       Life of Virginia is subject to numerous claims and lawsuits that arise in the ordinary course of business. In some of these cases the remedies that may be sought or damages claimed are substantial, including cases that seek punitive or extraordinary damages. Accruals for these lawsuits have been provided to the extent that losses are deemed probable and are estimable. Although the ultimate outcome of these suits cannot be ascertained and liabilities in indeterminate amounts may be imposed on Life of Virginia, on the basis of present information, availability of insurance coverage, and advice received from counsel, it is the opinion of management that the disposition or ultimate determination of such claims and lawsuits will not have a material adverse effect on the consolidated financial position or results of operations of Life of Virginia.


                                                       (Continued)
                                       28

(9)    FINANCIAL INSTRUMENTS

       INTEREST RATE RISK MANAGEMENT

       Life of Virginia used interest rate swap agreements to manage asset and liability durations relating to its capital accumulation annuity business. As of December 31, 1995 and 1994, these swap agreements had the net effect of lengthening liability durations. Variable rates received on interest rate swap agreements correlate with crediting rates paid on outstanding liabilities. The net effect of swap payments is settled periodically and reported in income. There was no settlement of underlying notional amounts.

       Life of Virginia performed frequent analyses to measure the degree of correlation associated with its derivative program. Life of Virginia assessed the adequacy of the correlation analyses results in determining whether the derivatives qualify for hedge accounting. Realized gains and losses on derivatives that qualify as hedges were deferred and reported as an adjustment of the cost basis of the hedged item. Deferred gains and losses were amortized into income over the life of the hedged item. The fair value of swap agreements hedging liabilities were not recognized in the consolidated statements of financial position.

       These interest rate swaps gave rise to credit risks due to possible non-performance by counterparties. The credit risk was generally limited to the fair value of those contracts that were favorable to Life of Virginia. Life of Virginia limited its credit risk by restricting investments in derivative contracts to a diverse group of highly rated major financial institutions. Life of Virginia closely monitored the credit worthiness of, and exposure to, its counterparties and considered its credit risk to be minimal.

       Life of Virginia had $0.0 million and $250.0 million notional amount of interest rate swaps outstanding at December 31, 1996 and 1995, respectively.

       During the three months ended March 31, 1996 and the year ended December 31, 1995 Life of Virginia amortized $.6 million and $1.4 million, respectively, of net deferred losses relating to interest rate swaps into income.

       The interest rates on Life of Virginia's principal outstanding swaps at December 31, are presented below:

                                               Pay                Receive
                                             Fixed               Variable
       ------------------------------------------------------------------
       1995                                7.9 - 8.3%             5.40%
       ------------------------------------------------------------------


       As of December 31, 1995, the principal swaps have maturities ranging from September 1999 to October 2000 and variable rates based on five year treasury rates. These swaps were terminated prior to March 31, 1996 resulting in a $1.1 million gain which was deferred.

                                                       (Continued)
                                       29

(9)    CONTINUED

       OTHER FINANCIAL INSTRUMENTS
       Life of Virginia has certain investment commitments to provide fixed-rate loans. The investment commitments, which would be collateralized by related properties of the underlying investments, involve varying elements of credit and market risk. Investment commitments outstanding at December 31, 1996 and December 31, 1995, totaled $1.7 million and $21.7 million, respectively.

       FAIR VALUE OF FINANCIAL INSTRUMENTS

       Accounting standards require the disclosure of fair values for certain financial instruments. The fair value disclosures are not intended to encompass the majority of policy liabilities, various other non-financial instruments, or other intangible items related to Life of Virginia's business. Accordingly, care should be exercised in deriving conclusions about Life of Virginia's business or financial condition based on the fair value disclosures.

       The carrying amount and fair value of certain of Life of Virginia's financial instruments are as follows:

                                                                                     Preacquisition
                                                                          ----------------------------
                                                       December 31, 1996        December 31, 1995
                                               -------------------------------------------------------
                                                  Carrying         Fair      Carrying          Fair
(millions)                                          Amount        Value        Amount         Value
------------------------------------------------------------------------------------------------------
Assets:
   Fixed maturities and
      equity securities
       (note 2)                             $        5,308.2      5,308.2       4,567.9       4,567.9
   Mortgage loans on
      real estate                                      585.4        622.6         592.5         638.2
   Policy loans                                        179.5        179.5         151.7         150.2
   Cash, short-term
      investments and
      receivables                                      186.4        186.4         727.5         727.5
   Assets held in separate accounts                  2,762.7      2,762.7       2,019.6       2,019.6
------------------------------------------------------------------------------------------------------

Liabilities:
   Investment type
      insurance contracts                            3,055.0      3,027.6       2,769.7       2,796.9
   Commissions and
      general expenses                                  46.8         46.8          12.8          12.8
   Interest rate swaps                                   -            -             -            24.1
   Liabilities related to separate accounts          2,762.7      2,762.7       2,019.6       2,019.6
------------------------------------------------------------------------------------------------------


       See Note 1 regarding the method used to estimate fair values.

                                                       (Continued)
                                       30

(10)   STOCKHOLDERS' EQUITY

       Generally, the capital and surplus of Life of Virginia available for transfer to the Parent are limited to the amounts that the statutory capital and surplus exceed minimum statutory capital requirements; however, payments of the amounts as dividends may be subject to approval by regulatory authorities. The maximum amount of dividends which can be paid by the Company without prior approval at December 31, 1996, is $41.9 million.

       Statutory net income (loss) and stockholders' equity is summarized below:

                                                                                  Preacquisition
                                                           ------------------------------------------------------
                                               Nine months     Three months
                                                  ended              ended
                                              December 31,       March 31,          December 31,    December 31,
(millions)                                         1996               1996               1995               1994
-----------------------------------------------------------------------------------------------------------------
Statutory net income                 $               69.7               (8.3)              53.9              58.2
Statutory stockholders equity                       419.1              360.5              364.2             400.6
-----------------------------------------------------------------------------------------------------------------




       The National Association of Insurance Commissioners has developed certain Risk Based Capital (RBC) requirements for life insurers. If prescribed levels of RBC are not maintained, certain actions may be required on the part of the Company or its regulators. At December 31, 1996 the Company's Total Adjusted Capital and Authoritized Control Level - RBC were, $504.6 million and $78.6 million, respectively. This level of adjusted capital qualifies under all tests.

================================================================================
                                       31

                                    Part II

                               OTHER INFORMATION

UNDERTAKING TO FILE REPORTS

         Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore, or hereafter duly adopted pursuant to authority conferred in that section.

RULE 484 UNDERTAKING

         The Life Insurance Company of Virginia's By-laws provide, in Article V,
Section 5, for indemnification of directors, officers and employees of the Company.

         Insofar as indemnification for liability arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provision, or otherwise under circumstances where the burden of proof set forth in Section 11(b) of the Act has not been sustained, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

REPRESENTATION PURSUANT TO SECTION 26(e)(2)(A)

         Life of Virginia hereby represents that the fees and charges deducted under the Policy, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Life of Virginia.

CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following Papers and Documents:

         The facing sheet.
         The prospectus consisting of ___ pages. The undertaking to file reports.
         The Rule 484 undertaking.
         Representation pursuant to Section 26(e)(2)(A).
         The Signatures.
         Written consents of the following persons:

         (a)      J. Neil McMurdie

         (b)      Messrs. Sutherland, Asbill & Brennan LLP

         (c)      Bruce E. Booker, F.S.A.

         (d)      KPMG Peat Marwick LLP

         (e)      Ernst & Young LLP

         The following exhibits, corresponding to those required by paragraph A of the instructions as to exhibits in Form N-8B-2:

(1)(a) Resolution of the Board of Directors of Life of Virginia authorizing the establishment of Separate Account II.(1)

(1)(b) Resolution of the Board of Directors of Life of Virginia authorizing the addition of Investment Subdivisions to Separate Account II.(1)

(1)(c) Resolution of the Board of Directors of Life of Virginia authorizing the establishment of Investment Subdivisions of Separate Account II which invest in shares of the Fidelity Variable Insurance Products Fund II Asset Manager Portfolio and Neuberger and Berman Advisers Management Trust Balanced Portfolio.(1)

(1)(d) Resolution of the Board of Directors of Life of Virginia authorizing the establishment of Investment Subdivisions of Separate Account II which invest in shares of Janus Aspen Series, Growth Portfolio, Aggressive Growth Portfolio and Worldwide Growth Portfolio.(3)

(1)(e) Resolution of the Board of Directors of Life of Virginia authorizing the establishment of Investment Subdivisions of Separate Account II which invest in shares of the Utility Fund of the Investment Management Series.(4)

(1)(f) Resolution of the Board of Directors of Life of Virginia authorizing the establishment of two additional Investment Subdivisions of Separate Account II which invest in shares of the Corporate Bond Fund of the Insurance Management Series and the Contrafund Portfolio of the Variable Insurance Products Fund II.(4)

(1)(g) Resolution of the Board of Directors of Life of Virginia authorizing the establishment of four additional Investment Subdivisions of Separate Account II which invest in shares of the Alger American Growth Portfolio and the Alger American Small Capitalization Portfolio of The Alger American Fund, and the Balanced Portfolio and Flexible Income Portfolio of the Janus Aspen Series.(6)

(1)(h) Resolution of the Board of Directors of Life of Virginia authorizing the establishment of two additional Investment Subdivisions of Separate Account 4 investing in shares of the Federated American Leaders Fund II of the Federated Insurance Series, and the International Growth Portfolio of the Janus Aspen Series.(7)

(1)(i) Resolution of the Board of Directors of Life of Virginia authorizing additional Investment Subdivisions investing in shares of Growth and Income Portfolio and Growth Opportunities Portfolio of Variable Insurance Products Fund III; Growth II Portfolio and Large Cap Growth Portfolio of the PBHG Insurance Series Fund, Inc.; and Global Income Fund and Value Equity Fund of GE Investments Funds, Inc.(8)

(1)(j) Resolution of the Board of Directors of Life of Virginia authorizing additional Investment Subdivisions investing in shares of Capital Appreciation Portfolio of Janus Aspen Series.(8)

1A(2)             Not Applicable

1A(3)(a)          Underwriting Agreement(1)

1A(3)(b)(i)       Underwriting Agreement dated April 2, 1996, between The Life
                  Insurance Company of Virginia and Fourth Financial Securities
                  Corporation.(7)

1A(3)(b)(ii)      Selling Agreement(1)

1A(4)             Not Applicable

1A(5)             Policy Form, Commonwealth Four

1A(5)    (a)      Accelerated Benefit Rider
         (b)      Disability Benefit Rider
         (c)      Disability Benefit Rider
         (d)      Insurance Rider for Additional Insured Person
         (e)      Children's Insurance Rider
         (f)      Accidental Death Benefit Rider
         (g)      Guarantee Account Rider
         (h)      Unisex Rider
         (i)      Unit Value Endorsement

1A(6)(a)          Articles of Incorporation of The Life Insurance Company of
                  Virginia(1)

1A(6)(b)          By-Laws of The Life Insurance Company of Virginia(1)

1A(7)             Not Applicable

1A(8)(a)          Stock Sale Agreement(1)

1A(8)(a)(i)       Amendment to Stock Sale Agreement between The Life Insurance
                  Company of Virginia and Life of Virginia Series Fund, Inc.(1)

1A(8)(b) Amendment to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation, and The Life Insurance Company of Virginia.(7)

1A(8)(b)(i)       Amendment to Participation Agreement among Variable Insurance
                  Products Fund, Fidelity Distributors Corporation, and The Life
                  Insurance Company of Virginia.(7)

1A(8)(b)(ii)      Participation Agreement among Variable Insurance Products
                  Fund, Fidelity Distributors Corporation, and The Life
                  Insurance Company of Virginia.(1)

1A(8)(c) Agreement between Oppenheimer Variable Account Funds, Oppenheimer Management Corporation, and The Life Insurance Company of Virginia.(1)

1A(8)(d) Amendment to the Participation Agreement between Oppenheimer Variable Account Funds, Oppenheimer Management Corporation, and The Life Insurance Company of Virginia.(1)

1A(8)(e) Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and The Life Insurance Company of Virginia.(1)

1A(8)(f) Sales Agreement between Advisers Management Trust and The Life Insurance Company of Virginia.(1)

1A(8)(g) Amendment to Sales Agreement between Advisers Management Trust and The Life Insurance Company of Virginia.(1)

1A(8)(h) Fund Participation Agreement between Janus Aspen Series and The Life Insurance Company of Virginia.(3)

1A(8)(i) Fund Participation Agreement between Insurance Management Series, Federated Securities Corporation, and The Life Insurance Company of Virginia.(4)

1A(8)(j) Fund Participation Agreement between The Alger American Fund, Fred Alger and Company, Inc., and The Life Insurance Company of Virginia.(6)

1A(8)(k) Fund Participation Agreement between Variable Insurance Products Fund III and The Life Insurance Company of Virginia.(8)

1A(8)(l) Fund Participation Agreement between PBHG Insurance Series Fund, Inc., and The Life Insurance Company of Virginia.(8)

1A(9)             Administrative Agreement(1)

1A(10)            Application for Commonwealth Four Policy(1)

2                 See Exhibit 1(A)5

3(a)              Opinion and Consent of Counsel

3(b)              Consent of Messrs. Sutherland, Asbill & Brennan LLP

3(c)              Consent of KPMG Peat Marwick LLP

3(d)              Consent of Ernst & Young LLP

4                 Not Applicable

5                 Not Applicable

6                 Opinion and Consent of Bruce E. Booker, Actuary

7 Memorandum describing Life of Virginia's Issuance, Transfer, Redemption and Exchange Procedures for the Policies.

8 Undertaking to Guarantee performance of obligations of principal underwriter.(1)


9                 Power of Attorney(2)
                  Power of Attorney dated April 2, 1996.(7)
                  Power of Attorney dated April 16, 1997.(8)

--------------------
1. Filed April 24, 1992 with Post-Effective Amendment Number 7 to Forms S-6 for Life of Virginia Separate Account II, Registration Number 33-9651.

2. Filed April 30, 1993 with Post-Effective Amendment Number 8 to Form S-6 for Life of Virginia Separate Account II, Registration Number 33-9651.

3. Filed April 29, 1994 with Post-Effective Amendment Number 9 to Form S-6 for Life of Virginia Separate Account II, Registration Number 33-9651.

4. Filed January 3, 1995 with Post-Effective Amendment Number 10 to Form S-6 for Life of Virginia Separate Account II, Registration Number 33-9651.

5. Filed April 28, 1995 with Post-Effective Amendment Number 11 to Form S-6 for Life of Virginia Separate Account II, Registration Number 33-9651.

6. Filed September 28, 1995 with Post-Effective Amendment Number 12 to Form S-6 for Life of Virginia Separate Account II, Registration Number 33-9651.

7. Filed May 1, 1996 with Post-Effective Amendment Number 13 to Form S-6 for Life of Virginia Separate Account II, Registration Number 33-9651.

8. Filed May 1, 1997 with Post-Effective Amendment Number 14 to Form S-6 for Life of Virginia Separate Account II, Registration Number 33-9651

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant, Life of Virginia Separate Account II has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the County of Henrico in the Commonwealth of Virginia, on the 17th day of November, 1997.


Life of Virginia Separate Account II

(Seal) The Life Insurance Company of Virginia
                  (Depositor)


Attest: /s/ Laura C. Deusebio
      -----------------------------

By:  /s/ Selwyn L. Flournoy, Jr.
    -------------------------------
     Selwyn L. Flournoy, Jr.
     Senior Vice President


         Pursuant to the requirements of the Securities Act of 1933, The Life Insurance Company of Virginia certifies that it has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the County of Henrico in the Commonwealth of Virginia on the 17th day of November, 1997.

(Seal) The Life Insurance Company of Virginia


Attest: /s/ Laura C. Deusebio
        -------------------------

By: /s/ Selwyn L. Flournoy, Jr.
    -----------------------------
     Selwyn L. Flournoy, Jr.
     Senior Vice President


         Given under my hand this 17th day of November, 1997 in the City/County of Henrico, Commonwealth of Virginia.


                                                  /s/ Laura C. Deusebio
                                              ------------------------------
                                                      Notary Public

My Commission Expires January 31, 2000
                      -----------------

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date(s) indicated.

Signature                         Title                                        Date
---------                         -----                                        ----
/s/RONALD V. DOLAN
------------------
Ronald V. Dolan          Director, Chairman of the Board                     11/17/97


/s/PAUL E. RUTLEDGE
--------------------
Paul E. Rutledge III     Director, President, and Chief Operating Officer    11/17/97


/s/Selwyn L. Flournoy, Jr.
------------------------
Selwyn L. Flournoy, Jr.  Director, Senior Vice President                     11/17/97
                         Chief Financial Officer

/s/LINDA L. LANAM
-----------------
Linda L. Lanam           Director, Senior Vice President                     11/17/97



/s/ROBERT D. CHINN
------------------
Robert D. Chinn          Director, Senior Vice President                     11/17/97



/s/VICTOR C. MOSES       Director                                            11/17/97
------------------
Victor C. Moses


/s/GEOFFREY S. STIFF
--------------------
Geoffrey S. Stiff        Director                                            11/17/97



By /s/Selwyn L. Flournoy, Jr., pursuant to Power of Attorney executed on April 16, 1997.

                                  Exhibit List


1A(5)             Policy Form, Commonwealth Four

1A(5)    (a)      Accelerated Benefit Rider
         (b)      Disability Benefit Rider
         (c)      Disability Benefit Rider
         (d)      Insurance Rider for Additional Insured Person
         (e)      Children's Insurance Rider
         (f)      Accidental Death Benefit Rider
         (g)      Guarantee Account Rider
         (h)      Unisex Rider
         (i)      Unit Value Endorsement

3(a)              Opinion and Consent of Counsel

3(b)              Consent of Messrs. Sutherland, Asbill & Brennan LLP

3(c)              Consent of  KPMG Peat Marwick LLP

3(d)              Consent of Ernst & Young LLP

6                 Opinion and Consent of Bruce E. Booker, Actuary

7 Memorandum describing Life of Virginia's Issuance, Transfer, Redemption and Exchange Procedures for the Policies